As filed with the Securities and Exchange Commission on August 28, 2026

Investment Company Act File No. 811-23184

1933 Act File No. 333-289912

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check Appropriate Box or Boxes)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No.	1

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒	Amendment No.	17

Peachtree Alternative Strategies Fund

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

(800) 657-3812

and

Ford Donohue, President and Principal Executive Officer

Peachtree Alternative Strategies Fund

3550 Lenox Rd. NE, Suite 2700

Atlanta, GA, 30326

COPIES TO:

Thomas G. Sheehan

Practus, LLP

11300 Tomahawk Creek Pkwy, Suite 310

Leawood, KS 66211

(207) 553-3834

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THIS REGISTRATION STATEMENT.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	When declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the Registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 of Peachtree Alternative Strategies Fund (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act to: (i) update the Registrant’s financial information; and (ii) make certain other non-material changes to the Registrant’s Prospectus and Statement of Additional Information dated August 28, 2025, as supplemented from time to time.

PROSPECTUS

PEACHTREE ALTERNATIVE STRATEGIES FUND
Institutional Shares

August 28, 2026

Peachtree Alternative Strategies Fund (“Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940 (“1940 Act”) as a non-diversified, closed-end management investment company. The Fund invests substantially all of its assets in private investment vehicles or “hedge funds” (“Portfolio Funds”) managed by a variety of different investment managers. The Portfolio Funds are not registered under the 1940 Act and may be organized within or outside of the U.S.

The Fund’s investment objective is to create a diversified portfolio of hedge fund strategies that generates attractive risk-adjusted returns relative to traditional asset classes and that generates a return stream that is not highly correlated to equity market performance.

This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. A Statement of Additional Information dated August 28, 2026, as may be amended (“SAI”), containing additional information about the Fund, has been filed with the Securities and Exchange Commission (“SEC”) and is incorporated by reference in its entirety into this Prospectus. You may request, at no charge, a copy of this SAI (the table of contents of which is on the last page of this Prospectus), annual and semi-annual reports to shareholders, and other information about the Fund, and make shareholder inquiries by calling (800) 657-3812, by writing to the Fund or by visiting the Fund’s website (http://peachtreealternativestrategies.com). These materials, as well as the Fund’s annual and semi-annual reports and other information about the Fund, are available on the SEC’s website at www.sec.gov. If you purchase Shares in the Fund, you will become bound by the terms and conditions of the Agreement and Declaration of Trust of the Fund as may be amended from time to time (the “Declaration of Trust”).

Before making an investment decision, you or your adviser should consider factors such as net worth, income, age, risk tolerance and liquidity needs in evaluating whether the Fund is a suitable investment for you. Short-term investors and investors who cannot bear the loss of some or all of their investment or the risks associated with the limited liquidity of an investment in the Fund should not invest in the Fund. See “Principal Risks.”

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Proceeds to the Fund(1)
Per Institutional Share(2)	At Current NAV	Amount Invested at Current NAV
Sales Load	None(3)	None(3)
Total	$34,924,269.96	$34,924,269.96(4)

(1)	The total of other expenses of issuance and distribution is approximately $6,000.
(2)	Institutional Shares are offered continuously at a price equal to the then current NAV per Share, which was $108.68 as of June 30, 2026. Institutional Shares are not subject to a sales load.
(3)	See, “Plan of Distribution” for information regarding other compensation to be paid in connection with the sale of Institutional Shares.
(4)	These estimated proceeds assume the sale of all Institutional Shares registered under this registration statement. Estimated proceeds are based on the Fund’s NAV per Share of $108.68, as of June 30, 2026.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

An investment in the Fund is speculative, involves significant risk and is not suitable for all investors. Before investing, you should consider the following specific risks of an investment in the Fund:

●	Because you may not be able to sell your Shares, you will not be able to reduce your investment exposure to the Fund on any market downturn. See “Principal Risks.”

In order to achieve its investment objective, HB Wealth Management, LLC (the “Adviser”) invests the Fund’s assets in a variety of professionally managed Portfolio Funds that employ a variety of strategies including but not limited to: equity long/short, credit long/short, distressed credit, merger arbitrage, discretionary macro, event driven, structured credit arbitrage, statistical arbitrage and multi-strategy. The Fund cannot guarantee that its investment objective will be achieved or that its investment program will be successful.

Ultimus Fund Distributors, LLC (“Distributor”) acts as principal underwriter and distributor for the Shares on a best efforts basis, subject to various conditions. The Distributor may retain additional broker-dealers and other financial intermediaries (each a “Selling Agent”) to assist in the distribution of Shares and Shares are available for purchase through these Selling Agents or directly through the Distributor. Generally, Shares are only offered to investors that are U.S. persons for U.S. federal income tax purposes.

Shares are only sold to investors qualifying as “Eligible Investors” as described in this Prospectus. The term “Eligible Investor” includes, among others, investors that: (1) are U.S. persons for U.S. federal income tax purposes and (2) satisfy the definitions of “accredited investor” as currently defined in regulation D under the Securities Act of 1933, as amended, and as it may be further amended during the effective period of this prospectus. See “Eligible Investors.”

This Prospectus offers Shares of the Fund’s Institutional class (“Institutional Shares”) which may be purchased through the Distributor or a Selling Agent. In the future, the Fund may offer other classes of common shares with different pricing structures.

The Fund intends to accept initial and additional purchases of Institutional Shares from Eligible Investors who are “Institutional Investors” or individual investors. “Institutional Investors” may include: (1) corporations, banks, trust companies, insurance companies, investment companies, foundations, endowments, defined benefit plans, retirement plans and other similar entities and (2) Eligible Investors investing through Selling Agents that have entered into an agreement with the Distributor to offer Institutional Shares through a no-load network or platform.

i

PROSPECTUS SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in the Fund’s Institutional Shares. Before investing in the Fund’s Institutional Shares, you should carefully read the more detailed information appearing elsewhere in this Prospectus, especially the information under the heading “Principal Risks.”

The Fund	Peachtree Alternative Strategies Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. Interests in the Fund (“Shares”) are also registered under the 1940 Act and the Securities Act of 1933, as amended (the “1933 Act”). Although Shares are registered under the 1940 Act and the 1933 Act, they are subject to substantial limitations on transferability and resale.

The Fund operates as a “fund of hedge funds” and provides investors access to a variety of professionally managed private investment funds that HB Wealth Management, LLC (the “Adviser”) believes will provide a diversifying return stream to shareholders (each a “Portfolio Fund”). These Portfolio Funds are not registered under the 1940 Act and may be organized within or outside of the U.S.

The Fund is suitable only for investors that can tolerate a significant amount of investment risk and that do not require liquidity of their interests in the Fund.

This Prospectus offers Shares of the Fund’s Institutional class (the “Institutional Shares”). In the future, the Fund may offer other classes of common shares with different pricing structures.

The Offering	Offering of Institutional Shares by the Fund – the Fund is offering Institutional Shares on a continuous basis. Institutional Shares are offered at their net asset (“NAV”) per Share as of the first Fund business day (“Business Day”) of each month. For purposes of this Prospectus, “Business Day” means any day that the New York Stock Exchange (“NYSE”) is open for business.

See “Purchases of Shares,” “Repurchases of Institutional Shares” and “Plan of Distribution,” and “Transfer of Shares.”

Eligible Investors	The Fund will only sell Institutional Shares to a prospective investor who is a U.S. person for U.S. Federal income tax purposes and who satisfies the definition of “accredited investor” as currently defined in regulation D under the 1933 Act, and as it may be further amended during the effective period of this prospectus. Investors meeting these requirements are referred to in this Prospectus as “Eligible Investors.”

After an initial purchase, shareholders subscribing for additional Institutional Shares will be required to verify their status as Eligible Investors at the time of each additional subscription. The qualifications required to invest in the Fund appear in the subscription agreement that must be completed by each prospective shareholder.

With limited exceptions, Institutional Shares are not transferable, and liquidity for investments in Institutional Shares may be provided only through periodic repurchase offers by the Fund.

See “Eligible Investors” and “Transfer of Shares.”

Investment Objective	The Fund’s investment objective is to create a diversified portfolio of hedge fund strategies that generates attractive risk-adjusted returns relative to traditional asset classes and that generates a return stream that is not highly correlated to equity market performance.

See “Investment Objective.”

Principal Investment Strategies	The Fund will seek to achieve its investment objective by investing in a variety of hedge fund strategies that the Adviser believes will provide a diversifying return stream to shareholders.

The Fund implements these strategies by investing in Portfolio Funds. The Portfolio Funds are not registered under the 1940 Act and may be organized outside of or within the U.S.

Potential strategies for investment include, but are not limited to: (1) long/short equity (taking “long” positions in equity securities of U.S. and foreign issuers that are believed to be likely to increase in value and taking “short” positions in equity securities of U.S. and foreign issuers that are believed to be likely to decline in value); (2) credit long/short (investing in credit-sensitive securities, long and/or short, based upon credit analysis of issuers and securities, and credit market views); (3) distressed credit (using intensive credit analysis to invest in equity and/or fixed income securities of financially troubled U.S. and/or foreign issuers); (4) discretionary macro (investing across a variety of securities and financial instruments of U.S. and foreign issuers based on interpretations of the global macro economy and changes therein on the valuation of such securities and financial instruments); Investments may include Equity and Fixed Income Securities, currencies and commodities (i.e., agricultural, metals, energy); (5) managed futures (trading of futures contracts and options on futures contracts as either buyers or sellers of contracts representing real assets such as gold, silver, wheat, coffee, sugar, heating oil, or financial assets such as government bonds, equity indices and currencies to take advantage of investment opportunities in the equity, fixed income, currency and commodity markets), (6) structured credit (investments in residential and commercial mortgage-backed securities, other asset-backed securities, collateralized loan obligations and collateralized debt obligations); (7) statistical arbitrage (identify pricing anomalies in equities and other asset classes); Generally this strategy utilizes heavy quantitative, computational, and statistical analysis to identify short-term trends that can be taken advantage of in the relevant markets); and (8) multi-strategy (utilizing several of the strategies listed here, and potentially other strategies).

The Fund will have diversified exposure to various hedge fund strategies that fall within 5 main categories: equity related strategies (such as equity long/short), credit related strategies (such as credit long/short and distressed credit), quantitative strategies (such as statistical arbitrage), multi-strategy, and opportunistic investments. Although allocations may vary outside of these ranges based on market conditions and opportunity set, the Fund is generally expected to allocate above 30% to multi-strategy, up to 30% to equity related strategies, up to 30% to credit related strategies, up to 20% to quantitative strategies and up to 20% to opportunistic strategies. Equity related strategies tend to have positive correlation to equity markets. The remaining strategies are intended to have lower correlation to equity markets over time. Managers are likely to invest in an array of securities across the globe, including emerging markets, in order to provide a diversifying return stream that is unrelated to traditional equity market risk factors.

The Adviser will determine the amount to allocate to each strategy. The Adviser intends that amounts will be allocated to at least several of the strategies at all times. Factors that determine the amount that the Adviser will allocate to each strategy include: the Adviser’s opinion of the opportunity set in that strategy, the capacity for investment with high quality managers in a given strategy and overall risk management of the Fund.

In order to implement the strategies, the investment managers of the Portfolio Funds (the “Investment Managers”) may utilize one or more approaches, including but not limited to approaches that consider: (1) the effect of economic, political, or corporate changes on the prices of securities (Directional Trading Approach); (2) the effect of events on different securities (Event Driven Approach); (3) perceived valuations of securities (e.g., whether an issuer is overvalued or undervalued) (Fundamental Approach) and (4) a mispricing of securities relative to each other or relative to historic norms (Relative Value Approach).

While it is anticipated that many Portfolio Funds will invest in publicly traded U.S. and foreign common stocks, Portfolio Funds may also use other equity securities such as preferred stock, convertible securities and warrants (“Equity Securities”). Many Portfolio Funds may also invest in fixed income securities such as corporate debt obligations, government securities, municipal securities, financial institution obligations, mortgage-related securities, asset-backed securities and zero-coupon securities issued by U.S. issuers and similar securities issued by foreign issuers (collectively, “Fixed Income Securities”). Fixed Income Securities may have various maturity, duration and quality limitations, and may include high yield fixed income securities or “junk bonds” (higher-risk, lower-rated fixed income securities such as those rated lower than BBB- by Standard & Poor’s Rating Service, Inc. (“S&P”) or lower than Baa3 by Moody’s Investors Service, Inc. (“Moody’s”)). Many Portfolio Funds may also take long or short positions in Fixed Income Securities as a hedge against the equity or fixed income exposure in its portfolio.

Derivatives. Portfolio Funds may use derivatives, typically options on Equity or Fixed Income indices (each an “Index”), futures on Indices and total return swaps involving one or a basket of Equity or Fixed Income Securities, to create synthetic exposure to these Indices/securities for the purposes of increasing portfolio profitability or hedging against certain strategy risks, including short selling risk.

Options. An option contract is a bilateral agreement that permits, but does not obligate, the purchaser, in return for a premium paid to the writer (seller) of the option, to buy an asset from (in the case of a call option) or sell an asset to (in the case of a put option) the writer (seller) at a specific price (the “Strike Price”) on or before the expiration date of the contract. An Investment Manager may purchase a call option or write (sell) a put option on an Index if the Investment Manager expects the value of the Index to increase during the term of the option. Alternatively, an Investment Manager may purchase a put option or write (sell) a call option on an Index if the Investment Manager expects the market value of that Index to decrease during the term of the option. The exercise of an Index option settles in cash. A Portfolio Fund may close out a call or put written on an Index by purchasing a call or put, respectively, on the same Index and with the same Strike Price and expiration date. To close out a position as a purchaser of an Index option, a Portfolio Fund may sell the option previously purchased, although the Portfolio Fund could exercise the option should it deem it advantageous to do so.

Futures. A futures contract is a bilateral agreement where one party agrees to accept delivery/purchase an asset (a long position), and the other party agrees to make delivery/sell the asset (a short position), as called for in the contract, on a specified date (the “Settlement Date”) and at an agreed-upon price (the “Settlement Price”). An Investment Manager may take a long position in an Index futures contract if the Investment Manager expects the value of the Index to increase during the term of the contract. Alternatively, an Investment Manager may take a short position in an Index futures contract if the Investment Manager expects the market value of the Index to decrease during the term of the contract. Futures contracts settle in cash on the Settlement Date. A Portfolio Fund may elect to close a futures position by taking an opposite position, at the then prevailing price, thereby terminating its existing position in the contract.

Swap Agreements. Swap agreements are individually negotiated bilateral contracts created to gain exposure to a variety of different types of investments or market factors. In a total return swap on Equity Securities, one party sells (the “Payor”) to the other party (the “Receivor”) an amount equal to all cash flows from and price appreciation on the Equity Securities during the term of the agreement in return for a payment based on fixed or floating rate and an amount equal to any depreciation on the Equity Securities during the term of the agreement. A Portfolio Fund may elect to participate in a total return swap as “Receivor” if the Investment Manager expects the underlying Equity Securities to increase in value in an amount greater than the fixed rate to be paid under the agreement. Alternatively, a Portfolio Fund may elect to participate in a total return swap as “Payor” if the Investment Manager expects the underlying Equity Securities to decline in value during the term of the agreement but to increase in value over the long term.

Forward Contracts. A forward contract involves an obligation to purchase or sell a specific amount of a specific currency at a future date, which may be any fixed number of days (usually less than one year) from the date of the contract agreed upon by the parties, at a price set at the time of the contract.

Other Investments. Because a Portfolio Fund is not registered under the 1940 Act and its governing documents typically do not impose significant investment restrictions, a Portfolio Fund may also, without limitation or prior notice to the Fund, invest and trade in a broad range of securities, derivatives and other financial instruments including but not limited to those described above.

See “Principal Investment Strategies – Portfolio Funds.”

Borrowing (For Non-Leverage Purposes)	The Fund has the authority to borrow money, but does not anticipate doing so. Generally, any borrowing will be limited to 25% of the Fund’s total assets at the time of the borrowing.

The Portfolio Funds may also borrow money for non-leverage purposes such as paying expenses or for the repurchase of Shares. The Fund does not expect to borrow, but to the extent that the Fund does borrow, it will do so only for repurchases.

Leverage	The Portfolio Funds may engage in various forms of leverage. Leverage can be employed in a variety of ways including using margin (an amount of cash or eligible securities an investor deposits with a broker when borrowing to buy Equity and Fixed Income Securities), selling short Equity and Fixed Income Securities, using derivatives and participating in other forms of direct and indirect borrowing. If a Portfolio Fund uses leverage, the value of its net assets will tend to increase or decrease at a greater rate than if no leverage were employed and leverage may result in a Portfolio Fund controlling more assets than the Portfolio Fund has equity.

See “Principal Investment Strategies – Leverage.”

Principal Risks	An investment in the Fund is speculative, involves significant risk and is not suitable for all investors. It is possible that you may lose some or all of your investment and attempts by the Fund to manage the risks of investing in Portfolio Funds do not imply that an investment in the Fund is low risk or without risk. No guarantee or representation is or can be made that the Fund will achieve its investment objective. Investors should carefully consider the risks involved in an investment in the Fund, including but not limited to those discussed below. In considering an investment in the Fund, prospective investors should read the entire Prospectus and consult their independent financial, tax and legal advisers, and should be aware of the risks of investing in the Fund prior to acquiring Institutional Shares.

The following is a summary of the principal risks of investing in the Fund. The order in which these risks are presented may not be representative of the level of the Fund’s exposure to any of these risks. The principal risks of investing in the Fund may adversely affect the Fund’s performance. For a more complete discussion of these risks, see “Principal Risks” below.

Market Risk – The success of the Fund’s activities may be affected by political, regulatory, and social developments, and general economic and market conditions including interest rates, the availability of credit, inflation rates, economic uncertainty, recessions, market closures, changes in laws, pandemics or epidemics, natural or environmental disasters, climate-change and climate related events, war, military conflicts, terrorism, trade disputes and national and international political circumstances. These factors may lead to instability in world economies and markets generally and may affect the volatility, value and liquidity of the Fund’s investments. Unexpected volatility or illiquidity could impair the Fund’s ability to carry out its business.

Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. These risks may be magnified if certain events or developments adversely interrupt the global supply chain; in these and other circumstances, such risks might affect companies worldwide. For example, a widespread health crisis such as a global pandemic could result in aggressive measures being taken by governments, including border closures and other travel restrictions, the imposition of prolonged quarantines of large populations, and changes to fiscal and monetary policies; and by businesses, including changes to supply chains, consumer activity and operations (including staff reductions). These pandemic risks may contribute to a significant economic downtown or recession, increased market volatility, market closures, severe losses, liquidity constraints in many markets, and adverse effects on the values of securities or other assets, and may adversely affect the Fund’s investments and operations. The future impact of a global pandemic is currently unknown, resulting in a high degree of uncertainty for potentially extended periods of time, and may result in a substantial economic downturn or recession which could negatively impact the Fund’s performance.

The Fund and its key service providers have in place business continuity plans reasonably designed to ensure that they can continue normal business operations in the event of a disaster or emergency, such as a global pandemic. However, there can be no assurance that the Fund and its service providers will be able to maintain normal business operations for an extended period of time, particularly when employees of the Fund’s service providers are required to work at external locations or in the event they have extensive medical absences. A pandemic could also impair the information technology and other operational systems upon which the Fund’s service providers rely and could otherwise disrupt their ability to perform essential tasks.

Portfolio Fund Risk – The Fund’s investment in the Portfolio Funds subjects shareholders to the following investment risks and may result in a decline in the value of the Portfolio Funds:

Borrowing Risk (For Non-Leverage Purposes). The rights of creditors to the assets of a debtor are senior to those of equity investors. As a creditor, a third-party lender would have a first priority claim on any cash and assets held by a Portfolio Fund.

Convertible Securities Risk. The value of convertible securities generally declines as interest rates increase and increases as interest rates decline. A Portfolio Fund may not have pre-established minimum credit standards for convertible securities and may invest, without limit, in unrated or below investment grade convertible securities. Convertible securities are typically issued by smaller capitalized companies whose stock price may be volatile. Convertible securities that are unrated or are rated below investment grade are associated with a higher risk of default on interest and principal payments. The issuer of a convertible security may force a Portfolio Fund to convert the convertible securities before it would otherwise choose to do so, which may decrease the Portfolio Fund’s return.

Currency Risk. Instruments denominated in foreign currencies, if unhedged, will fluctuate with U.S. dollar exchange rates as well as in response to price changes of the investments in the various local markets and the value of local currencies.

Distressed Securities Risk. An investment in distressed securities is speculative because issuers of these securities may be in transition, out of favor, financially leveraged, troubled or potentially troubled and may be or have recently been involved in taking strategic actions, restructurings, bankruptcy reorganizations or liquidations. An issuer’s default in its payment obligations may also result in a decline in the value of the issuer’s securities.

Emerging Markets Risk. In addition to the risks applicable to foreign investments, emerging markets are generally more volatile and the risk of political and social upheaval is greater. There also may be a lack of public information regarding companies operating in emerging markets. Securities traded on emerging markets are potentially illiquid and emerging markets may impose high transaction costs and may be less regulated than more developed foreign markets.

Equity Securities Risk. The value of Equity Securities may fluctuate in response to specific situations for each company, industry market conditions, and general economic environments. The Equity Securities of smaller companies may involve more risk, may be less liquid, and may be subject to greater volatility. Consequently, it may be more difficult to buy or sell the equity securities of smaller companies at an acceptable price, especially during periods of market volatility.

Fixed Income Securities Risk. Changes in interest rates may reduce the value of Fixed Income Securities. The value of a Fixed Income Security may also decline if an issuer defaults or if its credit quality deteriorates. High yield Fixed Income Securities or “junk bonds” are considered to be speculative by major credit rating agencies, have a much greater degree of default on payments of principal and/or interest and tend to be more volatile and less liquid than higher-rated securities with similar maturities.

As interest rates decline, issuers may pre-pay fixed rate securities forcing investors to replace those securities with securities with lower interest rates, thus reducing performance.

Focus Risk. A Portfolio Fund that invests in a particular market sector will be subject to the risks associated with that sector and may be more adversely affected by risks of that market sector than if the Portfolio Fund invested its assets across multiple market sectors.

Foreign Investment Risk. Foreign investments may be subject to nationalization risk, expropriation risk, confiscatory taxation and to potential difficulties repatriating funds. Foreign investments may also be adversely affected by changes in currency exchange rates, social, political and economic developments, and the possible imposition of exchange controls or other foreign government laws or restrictions, and may be more volatile and less liquid due to the smaller size of some foreign markets and lower trading volumes. There is also less regulation, generally, of the financial markets in foreign countries than there is in the U.S.

Forward Contract Risk. The forward contract markets are generally not regulated and a counterparty may refuse to perform on a forward contract. Forward contracts are not guaranteed by an exchange or clearing house and therefore a non-settlement or a default on a contract could deprive an investor of unrealized profits or force it to cover its commitment to purchase or resell, if any, at the current market price.

Futures Risk. The price of an Index futures contract can be highly volatile and is dictated by a variety of factors including the value of the Index, the Settlement Price, the time remaining until the expiration date of the futures contract and the volatility of the Index. There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of Index futures. A small investment in a futures contract may have a large impact on the performance of a Portfolio Fund as a futures contract may result in losses in excess of amounts invested. The buyer of an Index future will suffer losses, which may theoretically be unlimited, as the value of the underlying Index declines. The seller of an Index future will suffer losses, which also may theoretically be unlimited, as the value of the Index increases. Because of low margin deposits normally required to participate in futures positions, an extremely high level of leverage is typical. As a result, a relatively small price movement in an Index futures contract may result in substantial losses to a Portfolio Fund. Changes in the liquidity of Index futures (i.e. due to, among other things, price fluctuation or position limitations imposed by U.S. commodity exchanges) may result in significant, rapid and unpredictable changes in the value of the Index futures. If Index futures cannot be closed out timely due to illiquid secondary markets, losses may result. Potential losses on Index futures contracts are unlimited.

Hedging Risk. Strategies utilized to hedge against losses may not be successful and may offset gains. The success of hedging transactions is dependent on an Investment Manager’s ability to correctly predict market changes being hedged against (e.g., currency/interest rate fluctuations and fluctuations in the general securities markets) in relation to fluctuations in the value of the investments maintained by a Portfolio Fund. Also, a hedging strategy subject to leverage may not be successful and may result in rather than limit Portfolio Fund losses.

Initial Public Offerings Risk. Prompt disposal of investments acquired in an initial public offering at the price at which they are valued may not be possible. Other risks include lack of trading and operating history and lack of information about the issuer.

Leverage Risk. The use of leverage by a Portfolio Fund can substantially increase the adverse impact of the risks of investing in the Portfolio Fund and can result in substantial losses to the Portfolio Fund. In particular, the leverage may result in: (i) margin calls or the imposition of interim margin requirements as markets move against investments made with borrowings and premature liquidations of investment positions; and (ii) a decrease in the value of a Portfolio Fund’s net assets if income and appreciation on investments made with borrowed funds are less than the required interest payments on borrowings. In addition, performance-based fees of the Portfolio Funds give rise to certain conflicts of interest, including the incentive for Investment Managers to make investments that are riskier or more speculative than would be the case if such arrangements were not in effect.

Liquidity Risk. A Portfolio Fund may invest a portion of the value of its total assets in restricted securities (i.e., securities that may not be sold to the public without an effective registration statement under the 1933 Act) and other investments that are illiquid and, as a result, may be unable to sell such investments when desired, without adversely affecting the price or at prices approximating the value at which the Portfolio Fund purchased the securities.

Long/Short Strategy Risk. The success of a long/short strategy is contingent upon an Investment Manager’s ability to correctly identify investment opportunities with the highest probability of success (long positions) and/or those with the highest probability of failure (short positions). Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the securities utilized to implement the strategy.

Some Investment Managers employ certain additional strategies, the risks of which are as follows:

Directional Trading Approach Risk. The success of this technique is contingent upon an Investment Manager’s ability to predict the effect of economic and political changes on the valuation of Equity Securities and to successfully implement long or short positions in those securities based on such predictions.

Event Driven Approach Risk. The success of this technique is contingent upon an Investment Manager’s ability to timely identify potential corporate events and to successfully implement long and short equity positions based on the impact that such events will have on the underlying issuers.

Fundamental Long/Short Approach Risk. The success of this technique is contingent upon an Investment Manager’s ability to correctly determine the valuation of an issuer’s Equity Securities and to successfully implement long or short equity positions in those securities based on perceived future price movements of such securities.

Relative Value Approach Risk. The success of this technique is contingent upon an Investment Manager’s ability to identify pricing discrepancies amongst Equity Securities or groups of Equity Securities and to successfully implement long and short positions based on such discrepancies.

Options Risk. The price of an Index option can be highly volatile and is dictated by a variety of factors including the value of the Index, the Strike Price, the time remaining until the expiration date of the option and the volatility of the Index. There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of an Index option. A small investment in an Index option may have a large impact on the performance of a Portfolio Fund as an Index option may result in losses in excess of amounts invested. The seller (writer) of an Index call option assumes the risk of a theoretical unlimited increase in the market value of the Index above the Strike Price. The market for Index options may be, or may suddenly become, illiquid and may result in significant, rapid and unpredictable changes in the value of Index options. If Index options cannot be closed out timely due to illiquid secondary markets, losses may result. Potential losses on the purchases of puts and calls are limited to the amount of premium paid. The writing of calls and puts exposes the writer to potentially unlimited losses.

Short Selling Risk. The sale of a borrowed security, if uncovered, may result in a loss if the price of the borrowed security increases after the sale. Losses on short sales are theoretically unlimited.

Swap Agreements Risk. The price of a total return swap on an Equity Security or basket of Equity Securities can be highly volatile and is dictated by a variety of factors including the value of Equity Securities, the expected total return to be paid to the Receivor, fluctuations in interest rates, the volatility of the Equity Securities and the creditworthiness of the participants. There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of these swaps. Each Participant’s investment in the swap is subject to the Equity Risk associated with a direct investment in the Equity Securities. Since the Receivor is obligated to pay the Payor an amount equal to the decline in the value of the Equity Securities during the agreement’s term, the Receivor assumes the risk of a theoretical unlimited decrease in the market value of the securities. Similarly, since the Payor is obligated to pay the Receivor an amount based on the increase in the value of the Equity Securities during the agreement’s term, the Payor assumes the risk of a theoretical unlimited increase in the market value of the securities. Participation in a total return swap also involves counterparty credit risk and payments owed to a participant may be delayed or not made consistent with the terms of the swap agreement due to financial issues experienced by a counterparty. If the Receivor is paying a floating rate, the Receivor’s payment will increase as interest rates increase and the amount due to the Payor will decrease as interest rates decrease.

Turnover Risk. The turnover rate within a Portfolio Fund may be significant, potentially involving substantial brokerage commissions and fees. The Fund bears its allocable share of the costs and expenses of the Portfolio Funds.

Fund of Funds Structure Risk – Generally, the Portfolio Funds are not registered as investment companies under the 1940 Act. Accordingly, the Fund, as an investor in these Portfolio Funds, will not have the benefit of protections afforded by the 1940 Act to investors in registered investment companies. The following additional risks are relevant to the Fund’s implementation of the fund of funds structure:

Control Risk. The Adviser will not have control of, or have the ability to exercise influence over, the trading policies or strategies of a Portfolio Fund. Investment decisions of the Portfolio Funds are also made independently of each other so that, at any particular time, one Portfolio Fund may be purchasing shares of an issuer whose shares are being sold at the same time by another Portfolio Fund. Transactions of this sort could result in the Fund directly or indirectly incurring certain transaction costs without accomplishing any net investment result.

Custody Risk. A Portfolio Fund may not be required to, or may not, custody assets consistent with the requirements of the 1940 Act and therefore such assets are more likely at risk to fraud and loss of assets due to the bankruptcy of financial institutions utilized to hold Portfolio Fund assets.

Expense Layering Risk. In addition to its own expenses, the Fund will also bear its allocable share of the costs and expenses of each Portfolio Fund, including its allocable share of the management and incentive compensation paid to an Investment Manager. As a result, the Fund’s investments in the Portfolio Funds may result in the Fund paying higher expenses than other funds with similar investment objectives and strategies or if it invested directly in the securities held by the Portfolio Funds. Also, each Investment Manager generally will be entitled to receive a management fee of between 1.0% and 3.0% (annualized) of the average NAV of the Fund’s investment in a Portfolio Fund and a performance-based allocation, which can range up to 35% of a Portfolio Fund’s net profits. Each Investment Manager may receive performance compensation based on its individual performance, irrespective of the Fund’s overall performance. Consequently, the Fund may bear its allocable share of substantial incentive compensation paid to certain Investment Managers even during a period when the Fund, overall, is incurring significant losses. In addition, the performance-based allocation that will be received by an Investment Manager may create an incentive for that manager to pursue more risky and speculative strategies than would be the case in the absence of such allocation.

Foreign Organization Risk. The Fund invests in Portfolio Funds organized outside of the U.S. and these Portfolio Funds may operate under regulatory infrastructures that are less stringent than those governing domestic Portfolio Funds. See also “Portfolio Fund Risk – Foreign Investment Risk” below.

Implementation Risk. The performance of the Fund depends on the success of the Adviser in selecting Portfolio Funds for investment and the allocation and reallocation of assets among those Portfolio Funds. The performance of the Fund also depends upon the success of the Investment Managers in implementing the strategies of the Portfolio Funds.

Limited Voting Rights Risk. If the Fund purchases non-voting securities of a Portfolio Fund or waives its right to vote its securities, it will not be able to vote on matters that require investor approval including matters that could adversely affect the Fund’s investment in the Portfolio Fund.

Liquidity Risk. The Fund’s interests in Portfolio Funds are illiquid and subject to substantial restrictions on transferability. The Fund may not be able to acquire initial or additional interests in a Portfolio Fund or withdraw all or a portion of its investment from a Portfolio Fund promptly after it has made a decision to do so because of limitations set forth in that fund’s governing documents.

Operational Risk. Certain Portfolio Funds may only employ the services of a limited number of principals and the departure of any one of these principals may adversely affect the success of the Portfolio Funds’ investment strategies. Certain Portfolio Funds are subject to start-up operational risks such as limited operating histories, management with limited business management experience and insufficient resources to implement best practices with respect to the firm’s infrastructure, operational processes or risk management tools.

Transparency Risk. Portfolio Funds typically provide limited portfolio information. A Portfolio Fund’s investment strategies may evolve over time in response to fluctuating market conditions without notice to investors. This may result in a Portfolio Fund using investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser. Absent the availability of strategy and investment details, the Fund may not be in a position to timely liquidate interests in a Portfolio Fund as changes to the Portfolio Fund’s strategies and investments change over time.

Valuation Risk. Ordinarily, the Adviser will fair value the Fund’s investment in a Portfolio Fund as of each month-end using the value reported for that date provided by the Portfolio Fund in accordance with procedures established by the Fund’s Board of Trustees (the “Board”). However, because the valuations of the Portfolio Funds are unaudited (except for those provided for the Portfolio Fund’s fiscal year end), the Adviser will generally not be able to independently confirm the accuracy of the valuations provided by the Portfolio Funds. An Investment Manager may face a conflict of interest with respect to these reported valuations as they will affect the Investment Manager’s compensation

Non-Diversification Risk – The Fund is non-diversified and the Fund’s investment in the securities of a limited number of Portfolio Funds exposes the Fund to greater market risk and potentially greater market losses than if its investments were diversified in securities issued by a greater number of issuers. Several Portfolio Funds may also take substantial positions in the same security or groups of securities at the same time. This overlap in investments may subject the Fund to additional market risk and potentially greater market losses.

Liquidity Risk – An investment in the Fund is highly illiquid. A shareholder does not have the right to require the Fund to redeem or repurchase Institutional Shares and Institutional Shares are subject to substantial restrictions on transferability. There is currently no market for Institutional Shares, and it is not contemplated that one will develop.

Loss of Investment Risk – An investment in the Fund is subject to loss, including the possible loss of the entire amount invested.

Cybersecurity Risk. The Fund may suffer an intentional cybersecurity breach such as: unauthorized access to systems, networks, or devices (such as through “hacking” activity); infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. In addition, unintentional incidents can occur, such as the inadvertent release of confidential information (possibly resulting in the violation of applicable privacy laws). A cybersecurity breach could result in the loss or theft of customer data or funds, the inability to access electronic systems (“denial of services”), loss or theft of proprietary information or corporate data, physical damage to a computer or network system, or costs associated with system repairs. Such incidents could cause the Fund, the Adviser, or other service providers to incur regulatory penalties, reputational damage, additional compliance costs, or financial loss.

Legal and Regulatory Risk – Securities markets are subject to comprehensive statutes and regulations. Legal, tax and regulatory changes could occur that may adversely affect the Fund and the Portfolio Funds in which it invests. Future regulatory changes, including those relating to the regulation of hedge funds and leverage and the effect of such changes on the Fund could be substantial and adverse including, for example, increased compliance costs and the limitation or prohibition of certain types of investment activities by the Fund and the Portfolio Funds. Limitations on the investment activities of the Fund and the Portfolio Funds may result in the inability of the Fund to pursue its investment objective and strategies.

Purchases of Shares	Offering of Institutional Shares by the Fund. The Fund continuously offers Institutional Shares at their NAV per Share through Ultimus Fund Distributors, LLC, the principal underwriter and distributor of the Institutional Shares (the “Distributor”). Additional broker-dealers or other financial intermediaries (“Selling Agents”) may be appointed by the Distributor to assist in the distribution of Institutional Shares. The Institutional Shares are not subject to a sales load. Selling Agents may also impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. These additional terms and conditions that may be imposed by Selling Agents are not imposed by the Fund, the Distributor or the Fund’s service providers.

Eligible Investors who are “Institutional Investors” or individual investors may purchase Institutional Shares. “Institutional Investors” may include: (1) corporations, banks, trust companies, insurance companies, investment companies, foundations, endowments, defined benefit plans, retirement plans and other similar entities; and (2) Eligible Investors investing through Selling Agents that have entered into an agreement with the Distributor to offer Institutional Shares through a no-load network or platform.

The minimum initial subscription for Institutional Shares is $25,000 and the minimum subsequent subscription is $5,000. The Fund intends to accept initial and additional purchases of Institutional Shares as of the first Business Day of each calendar month. Institutional Shares may be offered less frequently as determined by the Board in its sole discretion.

Generally, purchases are subject to the receipt of immediately available funds at least three (3) Business Days prior to the applicable purchase date (i.e., the first Business Day of each month). The investor will not become a shareholder of the Fund and will have no rights under the Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) until the purchase date. The investor must also complete a subscription agreement (for initial purchases) and/or such other documentation as required by the Fund (for both initial and subsequent purchases). Generally, this documentation must be received by the Fund’s transfer agent at least five (5) Business Days before the purchase date. Investors should confirm specific deadlines for receipt of funds and documentation by a Selling Agent as those entities may maintain different deadlines.

The Fund reserves the right to reject, in whole or in part, any purchase of Institutional Shares and may suspend the offering of Institutional Shares at any time.

See “Plan of Distribution” and “Purchases of Shares.”

See “Purchases of Shares,” “Repurchases of Institutional Shares,” “Plan of Distribution,” and “Transfer of Shares.

No Redemptions; Repurchases of Shares	Because the Fund is a closed-end fund, shareholders do not have the right to require the Fund to redeem any or all of their Institutional Shares. To provide a limited degree of liquidity to shareholders, the Fund may from time to time offer to repurchase Institutional Shares pursuant to written repurchase offers, but is not obligated to do so. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. In determining whether the Fund should offer to repurchase Institutional Shares, the Board will consider a variety of operational, business and economic factors. The Board convenes quarterly to consider whether or not to authorize a repurchase offer. The Board expects that repurchase offers, if authorized, will be made no more frequently than on a quarterly basis and will typically have a valuation date as of March 31, June 30, September 30 or December 31 (or, if any such date is not a Business Day, on the last Business Day of such calendar quarter) (each a “Valuation Date”).

In order to permit the Fund to finance the repurchase of Institutional Shares through a liquidation of all or a portion of its interest in a Portfolio Fund, the repurchase offer will terminate, and shareholders will be required to tender the Institutional Shares they wish to sell in the repurchase offer, at least 45 days prior to the Valuation Date (“Repurchase Offer Acceptance Deadline”). The Repurchase Offer Acceptance Deadline will be specified in the notice describing the terms of the applicable repurchase offer. A repurchase offer will terminate on the designated Repurchase Offer Acceptance Deadline and any tender of Institutional Shares received from a shareholder after that date will be void.

A shareholder tendering only a portion of its Institutional Shares for purchase will be required to continue to hold Institutional Shares with a value of at least $25,000 after giving effect to the repurchase. If a shareholder tenders an amount that would cause the value of its Institutional Shares (after giving effect to the repurchase) to fall below $25,000 (calculated as of the date of the tender using the most recent NAV), the Fund may, in its discretion, repurchase all of the shareholder’s Institutional Shares. Shareholders who tender Institutional Shares in a repurchase offer may not have all of the tendered Institutional Shares purchased by the Fund. If over-subscriptions occur, the Fund may elect to repurchase less than the full amount that a shareholder requests to be repurchased. If a repurchase offer is oversubscribed, the Fund generally will repurchase only a pro rata portion of the amount tendered by each shareholder.

The proceeds of repurchases of Institutional Shares may be paid by the in-kind distribution of illiquid securities held by the Fund, or partly in cash and partly in-kind.

See “Repurchases of Institutional Shares.”

Transfer of Shares	There is no public market for Institutional Shares and none is expected to develop. The Fund will not list Institutional Shares on a stock exchange or similar market. With very limited exceptions, Institutional Shares are not transferable, and liquidity for investments in Institutional Shares may be provided only through periodic repurchase offers by the Fund. If a shareholder attempts to transfer Institutional Shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void.

See “Transfer of Shares.”

Distributions/Dividend	The Fund intends to distribute substantially all of its net investment income and all of its realized short-term and long-term gains, if any, to shareholders annually as of the last Business Day of each calendar year. Distributions paid by the Fund may include a return of capital. Unless a shareholder elects to receive distributions in cash, all distributions will be automatically reinvested in additional Institutional Shares and will be made at the net asset value per share calculated on the next valuation date following the distribution. The automatic reinvestment of dividends and distributions will not relieve participants of any income taxes that may be payable (or required to be withheld) on dividends and distributions. Since Shares are illiquid, shareholders may need other sources of cash to pay any taxes due.

See “Distributions to Shareholders” and “Dividend Reinvestment Plan.”

Adviser	HB Wealth Management, LLC, a Georgia limited liability company, is the Adviser. The Adviser is a registered investment adviser with its principal offices at 3550 Lenox Rd. NE, Suite 2700, Atlanta, GA, 30326.

As of July 31, 2026, the Adviser’s total assets under management were approximately $32 billion.

For management services rendered to the Fund pursuant to an Investment Advisory Agreement between the Fund and the Adviser, the Adviser receives an annual fee of 0.75%, payable monthly based on the Institutional Shares’ month end NAV.

See “Management – Investment Adviser”

Performance	Simultaneous with the commencement of the Fund’s operations on January 3, 2017 (“Commencement of Operations”), the Fund acquired substantially all of the assets of H&B Hedge Fund, LLC (the “Predecessor Fund”) in exchange for shares of the Fund. The performance of Institutional Shares for periods before January 3, 2017 is that of the Predecessor Fund and includes the expenses of the Predecessor Fund. The Fund’s expenses are greater than the actual expenses of the Predecessor Fund. For the estimated gross expenses of the Institutional Shares (including Acquired Fund Fees and Expenses), see “Summary of Fund Expenses.”

For past performance information of Institutional Shares, see “Performance.”

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE INVESTMENT RESULTS.

Services	Administrator, Fund Accountant, Transfer Agent and Compliance Services. Ultimus Fund Solutions, LLC (the “Administrator” or “Ultimus”), 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, provides administration, fund accounting, transfer agency and compliance services to the Fund and supplies certain officers to the Fund, including a Principal Financial Officer and Principal Accounting Officer, Chief Compliance Officer and an Anti-Money Laundering Compliance Officer, as well as additional compliance support personnel. Fees and expenses of the Administrator are paid by the Fund.

Custodian. Argent Institutional Trust Company (the “Custodian”), 4343 Easton Commons, Suite 120, Columbus, Ohio 43219, is custodian of the Fund’s investments and may maintain Fund assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board. Fees and expenses of the Custodian are paid by the Fund.

See “Services.”

Fund Expenses	Fund Expenses. The Fund bears its own operating expenses which include, but are not limited to: (1) organizational and offering costs; (2) the fees and certain expenses of its service providers including legal and audit fees and certain travel expenses related to due diligence services; (3) Trustee fees; (4) repurchase offer expenses; (5) costs of printing prospectuses and shareholder reports; (6) certain research, due diligence and risk management services and (7) registration fees.

Portfolio Fund Expenses. The Portfolio Funds incur their own operating expenses. As an investor in the Portfolio Funds, the Fund indirectly bears its pro rata allocation of the Portfolio Funds’ expenses.

Expense Limitation. The Adviser has contractually agreed to waive its management fee and/or reimburse expenses to the extent necessary to ensure that the total annual Fund operating expenses attributable to the Institutional Shares will not exceed 1.25% (after fee waivers and/or expense reimbursements, and exclusive of taxes, interest, portfolio transaction expenses, acquired fund fees and expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business). Expenses reimbursed and/or fees reduced by the Adviser may be recouped by the Adviser for a period of three (3) years following the date such reimbursement or reduction was made if such recoupment does not cause current expenses to exceed the expense limit for Institutional Shares in effect at the time the expenses were paid/waived and any expense limit in effect at the time of recoupment. These arrangements will continue until August 31, 2027 and may be terminated at any time by the Board. No such termination will affect the obligation (including the amount of the obligation) of the Fund to repay amounts of waived fees and/or reimbursed expenses with respect to periods prior to such termination; provided that no repayment of such waived fees and/or reimbursed expenses will occur more than three (3) years following the date such waiver or reimbursement was made.

Management Fee Waiver. Additionally, the Adviser has contractually agreed to waive all management fees until April 30, 2027. The management fee waiver is in addition to the Expense Limitation Agreement described above. The management fee waiver is not subject to recoupment.

See “Expenses.”

Certain Tax Considerations	The Fund intends to qualify, for U.S. federal income tax purposes, as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). To maintain its RIC status, the Fund must meet specified source-of-income and asset diversification requirements and distribute annually an amount equal to at least 90% of its ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, reduced by deductible expenses.

For each taxable year that the Fund qualifies as a RIC, the Fund will not be subject to federal income tax on any of its income distributed to shareholders. The Fund will distribute substantially all of its net investment income and gains to shareholders and these distributions will generally be taxable to shareholders as ordinary income. Shareholders not subject to tax on their income will not be required to pay tax on these distributions.

See “Certain Tax Considerations.”

Certain ERISA Considerations	Generally, investors subject to The Employee Retirement Income Security Act of 1974 (“ERISA”) and other tax exempt investors, including employee benefit plans, individual retirement accounts, and Keogh Plans, may acquire Institutional Shares to the extent that they are Eligible Investors. Fund assets are not deemed to be “plan” assets under ERISA.

Before investing the assets of a plan subject to ERISA (each an “ERISA Plan”) or a plan or other arrangement such as an IRA or Keogh plan subject to Section 4975 of the Code (together with ERISA Plans, “Plans”) in the Fund, the Plan fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in U.S. Department of Labor (“DOL”) regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for the Plan, and whether the assets of the Plan would be suitably allocated within and across different asset classes if the investment is made.

See “Certain ERISA Considerations.”

SUMMARY OF FUND EXPENSES

The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.

Annual Fund Operating Expenses (as a percentage of average net assets)	Institutional Shares
Management Fees	0.75%
Other Expenses(1)	0.30%
Acquired Fund Fees and Expenses(2)	21.31%
Total Annual Fund Operating Expenses Before Fee Waivers and/or Expense Reimbursements(3)	22.36%

(1)	“Other Expenses” are based on estimated amounts for the Fund’s current fiscal year. The Fund’s actual expenses may vary from the estimated expenses shown in the table. “Other Expenses” do not include any fees or expenses charged by a Portfolio Fund (which are reflected separately under “Acquired Fund Fees and Expenses”).
(2)	Shareholders indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the Portfolio Funds. Fees and expenses of Portfolio Funds are based on the Portfolio Funds’ historic fees and expenses. Generally, fees payable to an Investment Manager are estimated to range from 1.0% to 3.0% (annualized) of the average NAV of the Fund’s investment in a Portfolio Fund. In addition, certain Investment Managers charge an incentive allocation or fee which can range up to 35% of a Portfolio Fund’s net profits. These fees payable to Investment Managers are estimates and may be higher or lower. If the Fund redeems some or all of its investment in a Portfolio Fund within the first twelve months of its investment, the Portfolio Fund may charge a liquidation fee of up to 5% of the amount of the redemption. The Portfolio Funds held by the Fund and their fees will change over time, impacting the calculation of the “Acquired Fund Fees and Expenses.” Future “Acquired Fund Fees and Expenses” may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time. The Adviser estimates that approximately 5% (as a percentage of the net assets attributable to Shares) of the 21.31% shown as “Acquired Fund Fees and Expenses” reflects operating expenses of the Portfolio Funds (i.e., management fees, performance-based fees, administration fees and professional and other direct, fixed fees and expenses of the Portfolio Funds). The Adviser estimates that the balance of approximately 16% is attributable to certain expenses incurred by the Portfolio Funds in connection with investments sold short (e.g., dividend and interest expenses) as well as other investment-related expenses of the Portfolio Funds (e.g., bank charges and commissions, stock loan fees, etc.).
(3)	The Adviser has contractually agreed to waive its management fee and/or reimburse expenses to limit the Fund’s total annual fund operating expenses attributable to the Institutional Shares to 1.25% (after fee waivers and/or expense reimbursements, and exclusive of taxes, interest, portfolio transaction expenses, acquired fund fees and expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business). Expenses reimbursed and/or fees reduced by the Adviser may be recouped by the Adviser for a period of three (3) years following the date such reimbursement or reduction was made if such recoupment does not cause current expenses to exceed the expense limit for Institutional Shares in effect at the time the expenses were paid/waived and any expense limit in effect at the time of recoupment. These arrangements will continue until August 31, 2027 and may be terminated at any time by the Board. No such termination will affect the obligation (including the amount of the obligation) of the Fund to repay amounts of waived fees and/or reimbursed expenses with respect to periods prior to such termination; provided that no repayment of such waived fees and/or reimbursed expenses will occur more than three (3) years following the date such waiver or reimbursement was made.

Expense Example. This Example helps you compare the cost of investing in the Fund to the cost of investing in other investment companies. The Example assumes that: (1) you invest $1,000 in the Fund; (2) your investment has a 5% return each year; (3) operating expenses and net expenses remain as stated in the previous table except to reflect the completion of the amortization of offering costs; and (4) all income dividends and capital gains distributions are reinvested in additional Institutional Shares at the NAV per Share. The Example should not be considered a representation of future expenses. Your actual costs may be higher or lower.

1 Year	3 Years	5 Years	10 Years
$204	$512	$723	$1,001

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance for the past five fiscal years. The table below reflects the financial results for a single Institutional Share. This information has been derived from the Fund’s financial statements. The information has been audited by Cohen & Company, Ltd., the Fund’s independent registered public accounting firm, whose report appears in the Fund’s annual report to shareholders dated April 30, 2026. The annual report is available from the Fund upon request without charge.

The table below sets forth financial data for one Share of beneficial interest outstanding throughout each year.

	For the Year Ended April 30, 2026		For the Year Ended April 30, 2025		For the Year Ended April 30, 2024		For the Year Ended April 30, 2023		For the Year Ended April 30, 2022
Per Share Operating Performance
Net asset value, beginning of year	$106.78		$104.32		$103.64		$102.88		$110.10

Investment operations:
Net investment loss	(0.07	)(1)	(0.17	)(1)	(0.20	)(1)	(0.16	)(1)	(0.35	)(1)
Net realized and unrealized gains/(losses) from investments in Portfolio Funds	10.77		9.42		7.62		2.28		1.89
Net change in net assets resulting from operations	10.70		9.25		7.42		2.12		1.54

Distributions from:
Net investment income	(10.94)		(6.79)		(6.74)		(1.36)		(8.76)

Net asset value, end of year	$106.54		$106.78		$104.32		$103.64		$102.88

Total return(2)	10.37%		9.02%		7.33%		2.08%		1.35%

Net assets, end of year	$275,251,823		$242,952,877		$221,888,497		$237,981,250		$224,309,282

Ratios To Average Net Assets
Expenses after waiver(3)	0.30	%(5)	0.37	%(5)	0.34	%(4)	0.31	%(4)	0.32	%(4)
Expenses before waiver(3)	1.05%		1.12%		1.09%		1.06%		1.07%
Net investment loss after waiver(3)	(0.07)%		(0.16)%		(0.19)%		(0.15)%		(0.32)%
Portfolio turnover rate	10.33%		5.83%		4.15%		11.92%		5.90%

(1)	Calculated based on the average shares outstanding during the year.
(2)	Total return in the above table represents the rate an investor would have earned or lost on an investment in the Fund, assuming reinvestment of distributions, if any.
(3)	The ratios do not reflect the Fund’s proportionate share of income and expenses including performance fees/allocations, of the underlying Portfolio Funds.
(4)	Reflects voluntary waivers of fees made by the Fund’s investment adviser of 0.75%, 0.75% and 0.75% for the years ended April 30, 2024, April 30, 2023 and April 30, 2022, respectively.
(5)	Reflects contractual waivers of fees made by the Fund’s investment adviser of 0.75% and 0.75% for the years ended April 30, 2026 and April 30, 2025, respectively.

THE FUND

The Fund is a Delaware statutory trust formed on August 19, 2016 that is registered under the 1940 Act as a non-diversified, closed-end management investment company. Although the Institutional Shares are registered under both the 1940 and 1933 Acts, they are subject to substantial limitations on transferability and resale.

The Fund’s office is located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 and its telephone number is (800) 657-3812.

The Fund operates as a “fund of hedge funds” and provides investors access to a variety of professionally managed private investment funds that HB Wealth Management, LLC (the “Adviser”) believes will provide a diversifying return stream to shareholders (each a “Portfolio Fund”). The Adviser believes that investing in multiple Portfolio Funds with a variety of investment approaches provides for the best opportunity to produce long term returns with low volatility.

The Portfolio Funds are not registered under the 1940 Act and may be organized outside of or within the U.S.

The Fund is suitable only for investors that can tolerate a significant amount of investment risk and that do not require liquidity of their interests in the Fund.

This Prospectus offers the Fund’s Institutional Shares.

USE OF PROCEEDS

The Fund invests proceeds from the sale of Institutional Shares, net of fees and expenses, consistent with its investment objective and investment strategies. These proceeds are invested as soon as possible (and not later than 3 months) after their receipt consistent with market conditions and the availability of suitable investments. Pending investment in Portfolio Funds, the Fund may invest the proceeds in cash equivalents such as high-quality, short-term debt securities and money market funds. The Fund may also maintain a portion of the proceeds in cash equivalents to satisfy operational expenses or to fund repurchases.

At times when the Fund is not investing in Portfolio Funds, it will not be pursuing its investment objective.

INVESTMENT OBJECTIVE

The Fund’s investment objective is to create a diversified portfolio of hedge fund strategies that generates attractive risk-adjusted returns relative to traditional asset classes and that generates a return stream that is not highly correlated to equity market performance.

An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective.

The Fund’s investment objective is non-fundamental and may be changed by the Board.

PRINCIPAL INVESTMENT STRATEGIES

Portfolio Funds

The Fund will seek to achieve its investment objective by investing in a variety of hedge fund strategies that the Adviser believes will provide a diversifying return stream to shareholders.

The Fund invests in these strategies by investing in Portfolio Funds. The Portfolio Funds are not registered under the 1940 Act. To facilitate compliance with the Code provisions applicable to RICs, the Fund invests in Portfolio Funds organized both within and outside of the U.S. See “Certain Tax Considerations – Taxation as a RIC.”

Potential strategies for investment include, but are not limited to the following.

Long/Short Equity. The Portfolio Funds may take “long” positions in equity securities of U.S. and foreign issuers that they believe are likely to increase in value and may take “short” positions in equity securities of U.S. and foreign issuers that they believe will decline in value.

Credit Long/Short. The Portfolio Funds may invest in credit-sensitive securities, long and/or short, based upon credit analysis of issuers and securities, and credit market views.

Distressed Credit. The Portfolio Funds may use intensive credit analysis to invest in equity and/or fixed income securities of financially troubled U.S. and/or foreign issuers.

Discretionary Macro. The Portfolio Funds may invest across a variety of securities and financial instruments of U.S. and foreign issuers based on interpretations of the global macro economy and changes therein on the valuation of such securities and financial instruments. Investments may include Equity and Fixed Income Securities, currencies and commodities (i.e., agricultural, metals, energy). Long and short positions may be utilized.

Managed Futures. The Portfolio Funds may trade futures contracts and options on futures contracts as either buyers or sellers of contracts representing real assets such as gold, silver, wheat, coffee, sugar, heating oil, or financial assets such as government bonds, equity indices and currencies to take advantage of investment opportunities in the equity, fixed income, currency and commodity markets. Generally, portfolio managers are looking at trends in historical pricing in the relevant assets as an indicator of future price movement.

Structured Credit. The Portfolio Funds may invest in residential and commercial mortgage-backed securities, collateralized loan obligations and collateralized debt obligations and/or other asset-backed securities.

Statistical Arbitrage. The Portfolio Funds invest by trying to identify pricing anomalies in equities and other asset classes. Generally this strategy utilizes heavy quantitative, computational, and statistical analysis to identify short-term trends that can be taken advantage of in the relevant markets.

Multi-Strategy. Certain Portfolio Funds may utilize several of the strategies listed here, and potentially other strategies.

In order to implement the strategies, the Investment Managers may utilize one or more approaches, including approaches that consider: (1) the effect of economic, political, or corporate changes on the prices of securities (Directional Trading Approach); (2) the effect of events on different securities (Event Driven Approach); (3) perceived valuations of securities (e.g., whether an issuer is overvalued or undervalued) (Fundamental Approach) and (4) a mispricing of securities relative to each other or relative to historic norms (Relative Value Approach).

The Fund will have diversified exposure to various hedge fund strategies that fall within 5 main categories: equity related strategies (such as equity long/short), credit related strategies (such as credit long/short and distressed credit), quantitative strategies (such as statistical arbitrage), multi-strategy, and opportunistic investments (such as discretionary macro). Although allocations may vary outside of these ranges based on market conditions and opportunity set, the Fund is generally expected to allocate above 30% to multi-strategy, up to 30% to equity related strategies, up to 30% to credit related strategies, up to 20% to quantitative strategies and up to 20% to opportunistic strategies. Equity related strategies tend to have positive correlation to equity markets. The remaining strategies are intended to have lower correlation to equity markets over time. Managers are likely to invest in an array of securities across the globe, including emerging markets, in order to provide a diversifying return stream that is unrelated to traditional equity market risk factors.

The Adviser will determine the amount to allocate to each strategy. The Adviser intends that amounts will be allocated to at least several of the strategies at all times. Factors that determine the amount that the Adviser will allocate to each strategy include: the Adviser’s opinion of the opportunity set in that strategy, the capacity for investment with high quality managers in a given strategy and overall risk management of the Fund.

While it is anticipated that the Portfolio Funds will invest in publicly traded U.S. and foreign common stocks, Portfolio Funds may also use other equity securities such as preferred stock, convertible securities and warrants (“Equity Securities”). Portfolio Funds may also invest in fixed income securities such as corporate debt obligations, government securities, municipal securities, financial institution obligations, mortgage-related securities, asset-backed securities and zero-coupon securities issued by U.S. issuers and similar securities issued by foreign issuers (collectively, “Fixed Income Securities”). Fixed Income Securities may have various maturity, duration and quality limitations, and may include high yield fixed income securities or “junk bonds” (higher-risk, lower-rated fixed income securities such as those rated lower than BBB- by Standard & Poor’s Rating Service, Inc. (“S&P”) or lower than Baa3 by Moody’s Investors Service, Inc. (“Moody’s”)). Portfolio Funds may also take long or short positions in Fixed Income Securities as a hedge against the equity or fixed income exposure in its portfolio.

Derivatives. Portfolio Funds may use derivatives, typically: (1) options on Equity Securities, Indices, and currencies; (2) futures on Indices; and (3) total return swaps involving one or a basket of Equity Securities, to create synthetic exposure to these Indices/securities for the purposes of increasing portfolio profitability or hedging against certain long/short strategy risks, including short selling risk.

A Portfolio Fund may also invest in forward foreign currency contracts (each a “forward contract”) to protect against or speculate on the fluctuation of various currencies.

Options. An option contract is a bilateral agreement that permits, but does not obligate, the purchaser, in return for a premium paid to the writer (seller) of the option, to buy an asset from (in the case of a call option) or sell an asset to (in case of a put option) the writer (seller) at the Strike Price on or before the expiration date of the contract. An Investment Manager may purchase a call option or write (sell) a put option on Equity Securities, Indices or currencies if the Investment Manager expects the value of the Equity Securities, Indices or currencies to increase during the term of the option. Alternatively, an Investment Manager may purchase a put option or write (sell) a call option on Equity Securities, Indices or currencies if the Investment Manager expects the market value of the Equity Securities, Indices or currencies to decrease during the term of the option.

A Portfolio Fund may close out a call or put written on an Equity Security, Index or currency by purchasing a call or put, respectively, on the same Equity Security, Index or currency, as applicable, with the same Strike Price and expiration date. To close out a position as a purchaser of an option on an Equity Security, Index or currency, a Portfolio Fund may sell the option previously purchased, although the Portfolio Fund could exercise the option should it deem it advantageous to do so. If the Strike Price of a call option is less than the value of the underlying Equity Security, Index or currency or the Strike Price of a put option thereon exceeds the value of the underlying Equity Security, Index or currency, the purchaser may exercise the option. If exercised, options on Equity Securities or currencies will settle upon the delivery of those securities or currencies to the option purchaser. Index options will settle in cash and the purchaser receives a cash amount from the seller equal to the difference between the Strike Price and the closing price of the Index, multiplied by a factor (typically $100), on the date of exercise.

Forward Contracts. A forward currency contract involves an obligation to purchase or sell a specific amount of a specific currency at a future date, which may be any fixed number of days (usually less than one year) from the date of the contract agreed upon by the parties, at a price set at the time of the contract. At or before settlement of a forward currency contract, the seller may either deliver the currency or terminate its contractual obligation to deliver the currency by purchasing an offsetting contract. If the seller makes delivery of the foreign currency at or before the settlement of a forward contract, it may be required to obtain the currency through the conversion of assets into the currency. A purchaser may close out a forward contract obligating it to purchase currency by selling an offsetting contract, in which case, the purchaser will realize a gain or a loss.

Futures. A futures contract is a bilateral agreement where one party agrees to accept delivery/purchase an asset (a long position), and the other party agrees to make delivery/sell the asset (a short position), as called for in the contract, on a specified date and at the Settlement Price. A futures contract on an Index involves the delivery of an amount of cash equal to a specified dollar amount (e.g., $500 for S&P 500 futures) times the difference between the Index value at the close of trading of the contract and the price at which the futures contract was originally struck. An Investment Manager may take a long position in a futures contract if the Investment Manager expects the value of the Index to increase during the term of the contract. Alternatively, an Investment Manager may take a short position in a futures contract if the Investment Manager expects the market value of the Index to decrease during the term of the contract. Futures contracts settle in cash on the Settlement Date. Generally, futures contracts are closed out prior to their expiration date. A Portfolio Fund may elect to close a futures position by taking an opposite position, at the then prevailing price, thereby terminating its existing position in the contract.

Swap Agreements. Swap agreements are individually negotiated bilateral contracts created to gain exposure to a variety of different types of investments or market factors. In a total return swap on Equity Securities, the Payor sells to the Receiver an amount equal to all cash flows from and price appreciation on the Equity Securities during the term of the agreement in return for a payment based on a fixed or floating rate and an amount equal to any depreciation on the Equity Securities during the term of the agreement. A Portfolio Fund may elect to participate in a total return swap as “Receiver” if the Investment Manager expects the underlying Equity Securities to increase in value in an amount greater than the fixed rate to be paid under the agreement. Alternatively, a Portfolio Fund may elect to participate in a total return swap as “Payor” if the Investment Manager expects the underlying Equity Securities to decline in value during the term of the agreement but to increase in value over the long term.

Other Investments. Because a Portfolio Fund is not registered under the 1940 Act and its governing documents typically do not impose significant investment restrictions, the Portfolio Fund may also, without limitation or prior notice to the Fund, invest and trade in a broad range of securities, derivatives and other financial instruments including but not limited to those described above.

Portfolio Funds Selection Process

It is the responsibility of the Adviser to (1) identify Investment Managers and Portfolio Funds in which the Fund will invest; and (2) determine the percentage of Fund assets to be allocated to each Portfolio Fund. The Advisor may leverage research from an independent third-party research service as a component of its investment decision making process.

The Adviser selects Portfolio Funds based upon, among other things, their track record, expertise, competitive advantage, opportunity set, and value add to the Fund as a whole. In addition to an investment research process that considers the topics mentioned above, the Adviser conducts an operational due diligence process in an effort to identify those Investment Managers with the highest ethical standards and institutional quality infrastructure. Some items that are likely to be strongly considered in the due diligence process for potential portfolio funds include:

●	Historical performance of the fund

●	Track record of Portfolio Managers prior to their involvement with the potential Portfolio Fund

●	Background of the Portfolio Managers and research team in relation to the strategy of the potential Portfolio Fund

●	The opportunity set for the strategies employed by the potential Portfolio Fund

●	The degree to which the potential Portfolio Fund would supplement the strategies currently employed within the Fund

●	Correlation between the potential Portfolio Fund and traditional assets such as stocks and bonds

●	Portfolio Manager investment in the potential Portfolio Fund

●	Fees charged by the Investment Manager

●	Liquidity of the potential Portfolio Fund

●	Background check on the Portfolio Managers

●	References from current investors in the potential Portfolio Fund

●	Potential conflicts of interest between the Investment Manager, potential Portfolio Fund, and its service providers

●	Infrastructure of the Investment Manager, including risk management process, trade processing, fund administration, custodian, legal counsel, and prime brokerage

No single criterion listed above is determinative and certain investments may be made irrespective of the failure of the Investment Manager to meet all of the criteria listed above. Additionally, certain of the above criteria may be emphasized over others in the selection of a particular Investment Manager.

In seeking to identify opportunities for investment, the Adviser believes that it is important to identify a specific opportunity to generate returns going forward, and identify the Investment Manager who is in the best position to take advantage of that opportunity. As such, the Adviser is constantly scanning the marketplace for potential new portfolio funds to identify new opportunities. The Adviser maintains relationships throughout the hedge fund industry with peer firms, broker/dealers, and hedge fund industry contacts, among others.

Ongoing Due Diligence

The Adviser regularly monitors Portfolio Funds to ensure that they are performing in line with the original investment thesis and that the strategy employed by the Portfolio Fund continues to be the optimal use of Fund assets.

The Adviser conducts performance analysis to ensure that the Portfolio Fund is performing in line with expectations. In an effort to analyze performance, the Adviser utilizes weekly performance estimates when available, final monthly performance, Portfolio Fund allocation data, and market data to determine whether or not the Investment Manager is executing on its stated strategy.

The Adviser conducts broad market analysis to ensure that the Portfolio Fund is still an optimal use of Fund assets. Based on observations from markets along with news developments and information obtained from industry relationships, the Adviser’s view on the opportunity set is likely to evolve over time. As such, the Adviser will continually monitor whether or not the opportunity set for its Portfolio Funds is consistent with the Adviser’s overall market view.

Finally, the Adviser maintains ongoing communication with the Investment Managers. Although the level of communication varies across Portfolio Funds, the Adviser communicates with the Investment Managers frequently. In addition, the Adviser receives updates from Portfolio Funds, including weekly or bi-weekly estimates, with monthly performance confirmed by the Portfolio Fund’s administrator, as well as information regarding the Portfolio Fund’s allocation to underlying investments. From time to time, the Adviser will conduct “on-site” due diligence by travelling to the headquarters of the Portfolio Fund to meet with the Investment Manager.

The Adviser may leverage research from a third-party research provider as part of its ongoing due diligence process in conjunction with or in place of any of the above steps in the due diligence process.

Liquidation of Investments

Through the results obtained through the ongoing due diligence process, the Adviser may liquidate investments in Portfolio Funds for a variety of reasons including but not limited to:

●	The opportunity set that was available when the Adviser made the original investment in the Portfolio Fund is no longer available or a more attractive opportunity set has arisen

●	The risks taken by the Portfolio Fund are no longer complementary to the Fund when looked at in its entirety

●	The Adviser believes that the Investment Manager is no longer the best suited to execute on their strategy

●	The Adviser no longer believes that the Investment Manager is adhering to the highest ethical standards or has the infrastructure in place to ensure that the Portfolio Fund is of institutional quality

Since Portfolio Funds are generally illiquid and may only be redeemed at certain times, changes to the Fund’s allocation to one or more Portfolio Funds will generally be made when additional investment proceeds are received by the Fund or when selecting investments to liquidate to fund the repurchase of Shares, which may be periodically approved by the Board to provide limited liquidity to shareholders. The Adviser also takes into account liquidation fees that may be imposed by a Portfolio Fund when implementing changes to portfolio asset allocations amongst the Portfolio Funds. Generally, in order to avoid and/or limit the generation of these liquidation penalties, the Adviser expects to implement allocation adjustments upon receipt of additional investment proceeds by the Fund and/or by first liquidating interests in Portfolio Funds that are no longer subject to liquidation fees (i.e., interests held by the Fund beyond the lock-up/gate periods).

Investment Limitations Related to Portfolio Funds

The Adviser typically will not invest more than 25% of the Fund’s assets with any one Investment Manager (measured at the time of investment).

In addition, the Fund will limit its investment in any one Portfolio Fund to less than 5% of that Portfolio Fund’s outstanding voting securities to avoid 1940 Act prohibitions on affiliated transactions. The Fund may, however, purchase non-voting securities of Portfolio Funds or waive its voting rights with respect to interests held in Portfolio Funds.

Waivers of voting rights typically will be effected by means of a written agreement with the relevant Portfolio Fund pursuant to which the Fund automatically waives any voting rights it may hold subject to certain requirements. Determinations of whether the Fund will waive its voting rights are made by the Adviser as part of the investment process. The Adviser will make a determination whether forgoing the right to vote is consistent with its fiduciary duty as an investment adviser to the Fund. When deciding to forego or waive voting rights, the Adviser will only consider the interests of the Fund.

As a general matter, unlike public corporations or registered investment companies, the Portfolio Funds in which the Fund may invest provide their investors with an ability to vote only under limited circumstances (if at all). The Fund’s practices regarding investment in non-voting securities of Portfolio Funds or waivers of its voting rights are, therefore, not expected to adversely affect the Fund’s operations or its rights as an investor in a Portfolio Fund. It is possible, however, that the Fund could be precluded from participating in a vote on a particular issue, including an issue that may have a material adverse consequence to the Fund. The Adviser considers this risk minimal relative to the increased flexibility potentially available to the Fund and its shareholders from investing in non-voting securities.

Exemption from Registration as a Commodity Pool Operator. Pursuant to a claim for exemption filed with the National Futures Association on behalf of the Fund, the Fund is not deemed to be a commodity pool operator or a commodity pool under the Commodity Exchange Act and is not subject to registration or regulation as such under the Commodity Exchange Act (“Exemption”). In order to comply with the claimed exemption, the Fund will not participate, directly, or indirectly through its investment in the Portfolio Funds, in commodity futures contracts, commodity options contracts or swaps (collectively, “Commodity Contracts”) for other than bona fide hedging purposes (as defined under the Commodity Exchange Act) unless:

(1)	the aggregate initial margin and premiums required to establish the Commodity Contracts does not exceed 5% of the liquidation value of the Fund’s portfolio (after taking into account unrealized profits and unrealized losses on such contacts); or

(2)	the aggregate net notional value (as defined in the Commodity Exchange Act) of such Commodity Contracts, determined at the time the most recent position was established, does not exceed 100% of the liquidation value of the Fund’s portfolio (after taking into account unrealized profits and unrealized losses on such contacts).

The Fund does not intend to invest in Commodity Contracts directly. The applicability of these limitations to the Fund and other fund of fund products with only indirect exposure to Commodity Contracts through other funds in which they invest is currently under review by the Commodity Futures Trading Commission (“CFTC”). If the CFTC amends the Exemption to modify or eliminate the applicability of these restrictions to fund of fund products, the Fund intends to continue to rely on the Exemption and related restrictions as modified.

Borrowing (For Non-Leverage Purposes)

The Fund has the authority to borrow money, such as for the repurchase of Shares, but does not anticipate doing so. Generally, any borrowing will be limited to 25% of the Fund’s total assets at the time of the borrowing.

The Portfolio Funds may borrow for non-leverage purposes such as paying expenses and may pledge their assets as collateral for loans.

Leverage

The Portfolio Funds may engage in various forms of leverage. Leverage can be employed in a variety of ways including using margin (an amount of cash or eligible securities an investor deposits with a broker when borrowing to buy Equity and Fixed Income Securities), selling short Equity and Fixed Income Securities, using derivatives and participating in other forms of direct and indirect borrowing. If a Portfolio Fund uses leverage, the value of its net assets will tend to increase or decrease at a greater rate than if no leverage were employed and leverage may result in a Portfolio Fund controlling more assets than the Portfolio Fund has equity. A Portfolio Fund’s returns will increase if the Portfolio Fund earns a greater return on investments purchased with borrowed funds than the cost of borrowing such funds.

Cash and Cash Equivalents

The Fund may invest in cash and cash equivalents pending investments in Portfolio Funds and to: (1) satisfy periodic offers to repurchase Institutional Shares when and if authorized by the Board; and (2) pay fees and expenses.

The Fund may not achieve its investment objective when holding cash and cash equivalents.

PRINCIPAL RISKS

An investment in the Fund is speculative, involves significant risk and is not suitable for all investors. It is possible that you may lose some or all of your investment and attempts by the Fund to manage the risks of investing in Portfolio Funds does not imply that an investment in the Fund is low risk or without risk. No guarantee or representation is or can be made that the Fund will achieve its investment objective. Investors should carefully consider the risks involved in an investment in the Fund, including but not limited to those discussed below.

In considering an investment in the Fund, prospective investors should read the entire Prospectus and consult their independent financial, tax and legal advisers, and should be aware of the risk factors prior to acquiring Institutional Shares.

The principal risks of the Fund may adversely affect the Fund’s performance. The order in which the principal risks are presented may not be representative of the level of the Fund’s exposure to any of these risks.

Market Risk

The success of the Fund’s activities may be affected by political, regulatory, and social developments, and general economic and market conditions including interest rates, the availability of credit, inflation rates, economic uncertainty, recessions, market closures, changes in laws, pandemics or epidemics, natural or environmental disasters, climate-change and climate related events, war, military conflicts, terrorism, trade disputes and national and international political circumstances. These factors may lead to instability in world economies and markets generally and may affect the volatility, value and liquidity of the Fund’s investments. Unexpected volatility or illiquidity could impair the Fund’s ability to carry out its business.

Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. These risks may be magnified if certain events or developments adversely interrupt the global supply chain; in these and other circumstances, such risks might affect companies worldwide. For example, a widespread health crisis such as a global pandemic could result in aggressive measures being taken by governments, including border closures and other travel restrictions, the imposition of prolonged quarantines of large populations, and changes to fiscal and monetary policies; and by businesses, including changes to supply chains, consumer activity and operations (including staff reductions). These pandemic risks may contribute to a significant economic downtown or recession, increased market volatility, market closures, severe losses, liquidity constraints in many markets, and adverse effects on the values of securities or other assets, and may adversely affect the Fund’s investments and operations. The future impact of a global pandemic is currently unknown, resulting in a high degree of uncertainty for potentially extended periods of time, and may result in a substantial economic downturn or recession which could negatively impact the Fund’s performance.

The Fund and its key service providers have in place business continuity plans reasonably designed to ensure that they can continue normal business operations in the event of a disaster or emergency, such as a global pandemic. However, there can be no assurance that the Fund and its service providers will be able to maintain normal business operations for an extended period of time, particularly when employees of the Fund’s service providers are required to work at external locations or in the event they have extensive medical absences. A pandemic could also impair the information technology and other operational systems upon which the Fund’s service providers rely and could otherwise disrupt their ability to perform essential tasks.

Portfolio Fund Risk

The Fund’s investment in the Portfolio Funds subjects shareholders to the following investment risks and may result in a decline in the value of the Portfolio Funds:

Borrowing Risk (For Non-Leverage Purposes). As a creditor, a third-party lender has a first priority claim on any cash and assets held by a Portfolio Fund. In the event that a credit facility utilized by a Portfolio Fund is terminated by the third-party lender, the Portfolio Fund may be required to liquidate investments and be forced to sell investments at unfavorable prices in order to repay outstanding borrowings. The rights of creditors to the assets of a debtor are senior to those of equity investors.

Convertible Securities Risk. The value of convertible securities generally declines as interest rates increase and increases as interest rates decline. A Portfolio Fund may not have pre-established minimum credit standards for convertible securities and may invest, without limit, in unrated or below investment grade convertible securities. Convertible securities are typically issued by small capitalization companies whose stock prices may be volatile. Convertible securities that are unrated or are rated below investment grade are associated with a higher risk of default on interest and principal payments. In the event of a liquidation of the issuing company, holders of convertible securities would generally be paid only after holders of any senior debt obligations.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by a Portfolio Fund is called for redemption, the Portfolio Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party, which may decrease the Portfolio Fund’s return.

Currency Risk. Instruments denominated in foreign currencies, if unhedged, will fluctuate with U.S. dollar exchange rates as well as in response to price changes of the investments in the various local markets and the value of local currencies. An increase in the value of the U.S. dollar compared to other currencies will reduce the effect of increases and magnify the effect of decreases in the value of foreign currencies and in the prices of instruments denominated in foreign currencies or that provide exposure to foreign currencies. Conversely, a decrease in the value of the U.S. dollar will have the opposite effect on non-U.S. dollar securities.

Distressed Securities Risk. An investment in distressed securities is speculative because issuers of these securities may be in transition, out of favor, financially leveraged, troubled or potentially troubled and may be or have recently been involved in taking strategic actions, restructurings, bankruptcy reorganizations or liquidations. An issuer’s default in its payment obligations may also result in a decline in the value of the issuer’s securities.

Emerging Markets Risk. In addition to the risks applicable to foreign investments, emerging markets are generally more volatile and the risk of political and social upheaval is greater. There also may be a lack of public information regarding companies operating in emerging markets. Securities traded on emerging markets are potentially illiquid and emerging markets may impose high transaction costs and may be less regulated than more developed foreign markets.

Equity Securities Risk. The value of Equity Securities may fluctuate in response to specific situations for each company, industry market conditions, and general economic environments. The Equity Securities of smaller companies may involve more risk, may be less liquid, and may be subject to greater volatility. Consequently, it may be more difficult to buy or sell the Equity Securities of smaller companies at an acceptable price, especially during periods of market volatility.

Fixed Income Securities Risk. Changes in interest rates may reduce the value of Fixed Income Securities. The longer the duration of a Fixed Income Security, the more its value typically declines in response to increases in interest rates. The value of a Fixed Income Security may also decline if an issuer defaults or if its credit quality deteriorates. In addition, the value of a Fixed Income Security may also fluctuate as a result of the market’s perception of the creditworthiness of the issuer as well as the liquidity of the fixed income market.

High yield Fixed Income Securities or “junk bonds” (higher-risk, lower-rated fixed income securities such as those rated lower than BBB- by Standard & Poor’s Rating Service, Inc. (“S&P”) or lower than Baa3 by Moody’s Investors Service, Inc. (“Moody’s”)) are considered to be speculative by major credit rating agencies, have a much greater degree of default on payments of principal and/or interest and tend to be more volatile and less liquid than higher-rated securities with similar maturities.

As interest rates decline, issuers may pre-pay fixed rate securities forcing investors to replace those securities with securities with lower interest rates, thus reducing performance.

Focus Risk. A Portfolio Fund that invests in a particular market sector will be subject to the risks associated with that sector and may be more adversely affected by risks of that market sector than if the Portfolio Fund invested its assets across multiple market sectors.

Foreign Investment Risk. Foreign investments may be subject to nationalization risk, expropriation risk, confiscatory taxation and to potential difficulties in repatriating funds. Foreign investments may also be adversely affected by changes in currency exchange rates, social political and economic developments, and the possible imposition of exchange controls or other foreign government laws or restrictions. Foreign investments may also be subject to withholding or other taxes on dividends, interest, capital gains or other income. Foreign investments may be more volatile and less liquid due to the smaller size of some foreign markets and lower trading volumes. There may be less publicly available information about a foreign issuer than about a U.S. issuer, and accounting, auditing and financial reporting standards and requirements may not be comparable. There is also less regulation, generally, of the financial markets in foreign countries than there is in the U.S. For example, some foreign exchanges, in contrast to domestic exchanges, are “principals’ markets” in which performance is the responsibility only of the individual member with whom the trader has entered into a contract and not of an exchange or clearing corporation. In such a case, a Portfolio Fund is subject to the risk of the inability of, or refusal by, the counterparty to perform with respect to such contracts.

Forward Contract Risk. The forward contract markets are generally not regulated and a counterparty may refuse to perform on a forward contract. Forward contracts are not guaranteed by an exchange or clearing house and therefore a non-settlement or a default on a contract could deprive an investor of unrealized profits or force it to cover its commitment to purchase or resell, if any, at the current market price.

Futures Risk. The price of an Index futures contract can be highly volatile and is dictated by a variety of factors including the value of the Index, the price at which the contract will be settled, the time remaining until the expiration date of the futures contract and the volatility of the Index.

There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of Index futures. If a Portfolio Fund invests in Index futures at inopportune times or its Investment Manager misjudges market conditions, the Portfolio Fund’s investment in the futures may lower the Portfolio Fund’s return and result in a loss to the Portfolio Fund. A Portfolio Fund could also experience losses if the Index futures do not offset losses incurred by the Portfolio Fund on other portfolio investments.

Changes in the liquidity of futures (i.e., due to, among other things, price fluctuation or position limitations imposed by U.S. commodity exchanges) may result in significant, rapid and unpredictable changes in the value of the futures. It is also possible that the Commodity Futures Trading Commission may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract or order that trading in a particular contract be conducted for liquidation only. If Index futures cannot be closed out timely due to illiquid secondary markets, losses may result.

A small investment in a futures contract may have a large impact on the performance of a Portfolio Fund as a futures contract may result in losses in excess of amounts invested. The buyer of an Index future will suffer losses, which are theoretically unlimited, as the value of the underlying Index declines. The seller of an Index future will suffer losses, which also are theoretically unlimited, as the value of the Index increases. Because of low margin deposits normally required to participate in futures position, an extremely high level of leverage is typical. As a result, a relatively small price movement in an Index futures contract may result in substantial losses to a Portfolio Fund. The market for Index futures may be, or may suddenly become, illiquid and may result in significant, rapid and unpredictable changes in the value of the Index futures.

Hedging Risk. Strategies utilized to hedge against losses may not be successful and may offset gains. It may not be possible for an Investment Manager to hedge against a change or event at a price sufficient to protect a Portfolio Fund’s assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. The success of hedging transactions is dependent on an Investment Manager’s ability to correctly predict market changes being hedged against (e.g., currency/interest rate fluctuations and fluctuations in the general securities markets) in relation to fluctuations in the value of the investments maintained by a Portfolio Fund. Unanticipated changes in the markets or events being hedged or the non-occurrence of events being hedged against may result in a poorer performance by the Portfolio Fund than in the absence of the implementation of a hedging strategy. Also, a hedging strategy subject to leverage may not be successful and may result in rather than limit Portfolio Fund losses.

Initial Public Offerings Risk. Prompt disposal of investments acquired in an initial public offering at the price at which they are valued may not be possible. Other risks include lack of trading and operating history and lack of information about the issuer. These factors may contribute to substantial price volatility for such investments. The limited number of securities available for trading in some initial public offerings may make it more difficult for a Portfolio Fund to buy or sell significant positions without an unfavorable effect on prevailing market prices. In addition, some companies participating in an initial public offering are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving revenues or operating income.

Leverage Risk. The use of leverage by a Portfolio Fund can substantially increase the adverse impact of the risks of investing in the Portfolio Fund and can result in substantial losses to the Portfolio Fund. In particular, the leverage may result in: (i) margin calls or the imposition of interim margin requirements as markets move against investments made with borrowings and premature liquidations of investment positions; and (ii) a decrease in the value of a Portfolio Fund’s net assets if income and appreciation on investments made with borrowed funds are less than the required interest payments on borrowings. In addition, performance-based fees of the Portfolio Funds give rise to certain conflicts of interest, including the incentive for Investment Managers to make investments that are riskier or more speculative than would be the case if such arrangements were not in effect.

In an unsettled credit environment, an Investment Manager may find it difficult or impossible to obtain leverage and a Portfolio Fund may not be able to successfully implement its strategy without leverage. In addition, the termination of a loan or line of credit on short notice by the lender could result in premature liquidations of investment positions at prices below what the Investment Manager deems to be fair value for the positions.

Liquidity Risk. A Portfolio Fund may invest a portion of the value of its total assets in restricted securities (e.g., securities that may not be sold to the public without an effective registration statement under the 1933 Act) and other investments that are illiquid and, as a result, may be unable to sell such investments when desired, without adversely affecting the price or at prices approximating the value at which they purchased the securities. When registration is required to sell a security, a Portfolio Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time such Portfolio Fund may be permitted to sell a security under an effective registration statement. If adverse market conditions developed during this period, such Portfolio Fund might obtain a less favorable price than the price that prevailed when such Portfolio Fund decided to sell.

Portfolio Funds may permit or require that redemptions of interests be made in-kind. Upon its withdrawal of all or a portion of its interest in Portfolio Funds, the Fund may receive securities that are illiquid or difficult to value.

Long/Short Strategy Risk. The success of a long/short strategy is contingent upon an Investment Manager’s ability to correctly identify investment opportunities with the highest probability of success (long positions) and/or those with the highest probability of failure (short positions). Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the securities utilized to implement the strategy.

Investment Managers may utilize the following strategies, the risks of which are as follows:

Directional Trading Approach Risk. The success of the Directional Trading Approach is contingent upon an Investment Manager’s ability to predict the effect of economic and political changes on the valuation of Equity Securities and to successfully implement long or short equity positions in those securities based on such predictions. If the Investment Manager’s prediction regarding the effect of economic and political changes on Equity Securities is incorrect, a substantial loss may result.

Event Driven Approach Risk. The success of the Event Driven Approach is contingent upon an Investment Manager’s ability to timely identity potential corporate events and to successfully implement long and short equity positions based on the impact that such events will have on the underlying issuers. If a predicted corporate event does not occur or does not have the impact predicted, a substantial loss may occur.

Fundamental Long/Short Approach Risk. The success of the Fundamental Long/Short Approach is contingent upon an Investment Manager’s ability to correctly determine the valuation of an issuer’s Equity Securities and to successfully implement long or short equity positions in those securities based on perceived future price movements of such securities. If the Investment Manager’s perception of an equity’s valuation or its future price is incorrect, a substantial loss may result.

Relative Value Approach Risk. The success of the Relative Value Approach is contingent upon an Investment Manager’s ability to identify pricing discrepancies amongst Equity Securities or groups of Equity Securities and to successfully implement long and short equity positions based on such discrepancies. If perceived pricing discrepancies do not materialize or if the Investment Manager fails to correctly exploit the pricing discrepancies, a substantial loss may result.

Options Risk. The price of an Index option can be highly volatile and is dictated by a variety of factors including the value of the Index, the Strike Price, the time remaining until the expiration date of the option and the volatility of the Index. There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of an Index option. If a Portfolio Fund invests in Index options at inopportune times or its Investment Manager misjudges market conditions, the Portfolio Fund’s investment in the options may lower the Portfolio Fund’s return and result in a loss to the Portfolio Fund. A Portfolio Fund could also experience losses if the Index options do not offset losses incurred by the Portfolio Fund.

A small investment in an Index option may have a large impact on the performance of a Portfolio Fund as an Index option may result in losses in excess of amounts invested. The buyer of an Index call and a put option risks losing the entire premium paid to purchase the options. The seller (writer) of an Index call option assumes the risk of a theoretical unlimited increase in the market value of the Index above the Strike Price. The seller (writer) of an Index call option assumes the risk of a theoretical unlimited increase in the market value of the Index above the Strike Price. The seller (writer) of an Index put option assumes the risk of a theoretical unlimited decline in the market value of the Index above the Strike Price.

The market for Index options may be, or may suddenly become, illiquid and may result in significant, rapid and unpredictable changes in the value of Index options. If Index options cannot be closed out timely due to illiquid secondary markets, losses may result.

Short Selling Risk. The sale of a borrowed security, if uncovered, may result in a loss if the price of the borrowed security increases after the sale. Purchasing securities to close out the short position can itself cause their market price to rise further, increasing losses. Furthermore, a short seller may be prematurely forced to close out a short position if a counterparty demands the return of borrowed securities. Losses on short sales are theoretically unlimited.

Swap Agreements Risk. The price of a total return swap on an Equity Security or basket of Equity Securities can be highly volatile and is dictated by a variety of factors including the value of Equity Securities, the expected total return to be paid to the Receivor, fluctuations in interest rates, the volatility of the Equity Securities and the creditworthiness of the participants. There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of such swaps.

Each Participant’s investment in the swap is subject to the Equity Risk associated with a direct investment in the Equity Securities. Since the Receivor is obligated to pay the Payor an amount equal to the decline in the value of the Equity Securities during the agreement’s term, the Receivor assumes the risk of a theoretical unlimited decrease in the market value of the securities. Similarly, since the Payor is obligated to pay the Receivor an amount based on the increase in the value of the Equity Securities during the agreement’s term, the Payor assumes the risk of a theoretical unlimited increase in the market value of the securities.

Participation in a swap agreement also involves counter-party risk and payments owed to a Portfolio Fund may be delayed or not made consistent with the terms of the swap agreement due to financial issues experienced by a counterparty. If a counterparty to a swap agreement defaults, a Portfolio Fund’s only recourse is to pursue contractual remedies against the counterparty which may be unsuccessful.

If the Receivor is paying a floating rate, the Receivor’s payment will increase as interest rates increase and the amount due to the Payor will decrease as interest rates decrease.

Turnover Risk. The turnover rate within a Portfolio Fund may be significant, potentially involving substantial brokerage commissions and fees. The Fund bears its allocable share of the costs and expenses of the Portfolio Funds.

The above discussion covers the principal risks associated with an investment in the Fund, but is not, nor is it intended to be, a complete enumeration or explanation of all risks involved in an investment in the Fund. Prospective shareholders should read this entire Prospectus and consult with their own advisers before deciding whether to invest in the Fund. An investment in the Fund should only be made by shareholders who understand the nature of the investment, do not require more than limited liquidity in the investment and can bear the financial risks of the investment including loss of principal. In addition, since the Fund’s investment program will evolve over time, an investment in the Fund will likely be subject to risk factors not described in this Prospectus. The Fund, however, will supplement this Prospectus from time to time to disclose any material changes in the information contained in the Prospectus.

Fund of Funds Structure Risk

Generally, the Portfolio Funds are not registered as investment companies under the 1940 Act. Accordingly, the Fund, as an investor in these Portfolio Funds, will not have the benefit of protections afforded by the 1940 Act to investors in registered investment companies. The following additional risks are relevant to the Fund’s implementation of the fund of funds structure:

Control Risk. The Adviser will not have control of, or have the ability to exercise influence over, the trading policies or strategies of a Portfolio Fund. A Portfolio Fund may fail to pursue its investment objective and strategies and the Portfolio Fund’s strategies may change and it may not use the same trading method in the future that was used to compile performance histories. Investment decisions of the Portfolio Funds are also made independently of each other so that, at any particular time, one Portfolio Fund may be purchasing shares of an issuer whose shares are being sold at the same time by another Portfolio Fund. Transactions of this sort could result in the Fund directly or indirectly incurring certain transaction costs without accomplishing any net investment result.

Custody Risk. A Portfolio Fund may not be required to or may not custody assets consistent with the requirements of the 1940 Act and therefore such assets are more likely at risk to fraud and loss of assets due to the bankruptcy of financial institutions utilized to hold Portfolio Fund assets.

Expense Layering Risk. In addition to its own expenses, the Fund will also bear its allocable share of the costs and expenses of each Portfolio Fund, including its allocable share of the management and incentive compensation paid to an Investment Manager. As a result, the Fund’s investments in the Portfolio Funds may result in the Fund paying higher expenses than other funds with similar investment objectives and strategies or if it invested directly in the securities held by the Portfolio Funds.

Also, each Investment Manager generally will be entitled to receive a management fee of between 1.0% and 3.0% (annualized) of the average NAV of the Fund’s investment in a Portfolio Fund and a performance-based allocation, which can range up to 35% of a Portfolio Fund’s net profits. Each Investment Manager may receive performance compensation based on its individual performance, irrespective of the Fund’s overall performance. Consequently, the Fund may bear its allocable share of substantial incentive compensation paid to certain Investment Managers even during a period when the Fund, overall, is incurring significant losses.

Foreign Organization Risk. The Fund invests in Portfolio Funds organized outside of the U.S. and these Portfolio Funds may operate under regulatory infrastructures that are less stringent than those governing domestic Portfolio Funds. Further, it may be more difficult or impossible to effect service of process on the Portfolio Funds, enforce judgments against the Portfolio Funds obtained in U.S. courts and based on U.S. securities laws, bring an original action in foreign court to enforce liabilities of the Portfolio Funds based on U.S. securities laws, and to bring claims on behalf of shareholders of the Portfolio Funds. See also “Portfolio Fund Risk – Foreign Investment Risk” below.

Implementation Risk. The performance of the Fund depends on the success of the Adviser in selecting Portfolio Funds for investment and the allocation and reallocation of assets among those Portfolio Funds. The performance of the Fund also depends upon the success of the Investment Managers in implementing the strategies of the Portfolio Funds.

Limited Voting Rights Risk. If the Fund purchases non-voting securities of a Portfolio Fund or waives its right to vote its securities, it will not be able to vote on matters that require investor approval including matters that could adversely affect the Fund’s investment in the Portfolio Fund.

Liquidity Risk. The Fund’s interests in Portfolio Funds are illiquid and subject to substantial restrictions on transferability. The Fund may not be able to acquire initial interests (or additional interests) in a Portfolio Fund or withdraw all or a portion of its investment from a Portfolio Fund promptly after it has made a decision to do so because of limitations set forth in that fund’s governing documents (or in such negotiated “side letter” or similar arrangement as the Adviser may be able to negotiate on behalf of the Fund). Certain Portfolio Funds may: (1) impose lock-up periods or periods during which an investor may not redeem its investment; (2) impose gates or limitations on the size of an investment withdrawal by an individual investor or by investors, collectively during a specific period; and/or (3) assess fees on investment withdrawals. With respect to purchases, the Fund may have to invest some of its assets temporarily in money market securities until it is possible to acquire initial or additional interests in a Portfolio Fund.

Operational Risk. Certain Portfolio Funds may only employ the services of a limited number of principals and the departure of any one of these principals may adversely affect the success of the funds’ investment strategies. Certain Portfolio Funds are associated with start-up operational risks such as limited operating histories, management with limited business management experience and insufficient resources to implement best practices with respect to the firm’s infrastructure, operational processes or risk management tools.

Transparency Risk. Portfolio Funds typically provide limited portfolio information. A Portfolio Fund’s investment strategies may evolve over time in response to fluctuating market conditions without notice to investors. While the Adviser in many cases seeks to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Portfolio Funds, at times the only means of obtaining independent verification of performance data will be reviewing the Portfolio Funds’ annual audited financial statements. Absent such negotiated arrangements (or as may otherwise be provided in the Portfolio Funds’ governing documents), Portfolio Funds are not contractually or otherwise obligated to inform their investors, including the Fund, of details surrounding their investment strategies. This may result in a Portfolio Fund using investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser. For example, if two or more Portfolio Funds were to invest significantly in the same company or industry, the Fund’s investments could be “concentrated” in the same company or industry without the Adviser having the opportunity to assess the risks of such concentration. Absent the availability of strategy and investment details, the Fund may not be in a position to timely liquidate interests in a Portfolio Fund as changes to the Portfolio Fund’s strategies and investments change over time.

Valuation Risk. Ordinarily, the Adviser will fair value the Fund’s investment in a Portfolio Fund as of each month-end using the value reported for that date provided by the Portfolio Fund in accordance with procedures established by the Board. Because the valuations of the Portfolio Funds are unaudited (except for those provided for the Portfolio Fund’s fiscal year end), the Adviser will not generally be able to independently confirm the accuracy of the valuations provided by the Portfolio Funds. An Investment Manager may face a conflict of interest with respect to these reported valuations as they will affect the Investment Manager’s compensation. Revisions to the gain and loss calculations of each Portfolio Fund therefore will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final as to a Portfolio Fund until its annual audit is completed.

Non-Diversification Risk

The Fund is non-diversified and the Fund’s investment in the securities of a limited number of issuers exposes the Fund to greater market risk and potentially greater market losses than if its investments were diversified in securities issued by a greater number of issuers. Several Portfolio Funds may also take substantial positions in the same security or groups of securities at the same time. This overlap in investments may subject the Fund to additional market risk and potentially greater market losses.

Liquidity Risk

An investment in the Fund is highly illiquid. A shareholder does not have the right to require the Fund to redeem or repurchase Institutional Shares. Repurchases will be made at such time, in such amounts, and on such terms as may be determined by the Board, in its sole discretion. Even if the Fund makes a repurchase offer, there is no guarantee that shareholders will be able to redeem all of the Institutional Shares they desire to sell. Generally, the maximum number of Institutional Shares that will be repurchased by the Fund during any repurchase offer is not expected to have a value that exceeds 25% of the Institutional Shares’ aggregate NAV as of the repurchase date. Also, if a repurchase offer is oversubscribed, the Fund will generally repurchase only a pro rata portion of the Institutional Shares tendered by each shareholder. In order to fund a repurchase offer, the Fund may have to liquidate investments earlier than the Adviser desires and may result in liquidation costs (e.g., redemption fees imposed by Portfolio Funds) and/or losses on investments to the Fund.

Institutional Shares are subject to substantial restrictions on transferability and may not be sold, assigned, transferred, conveyed or disposed without the consent of the Board. Shareholders should not expect the Board to grant consents to transfer requests.

There is currently no market for the Institutional Shares and it is not contemplated that one will develop. Because a shareholder may be unable to sell its Institutional Shares, the shareholder will be unable to reduce its exposure to the Fund on any market downturn. Also, Institutional Shares may not be readily acceptable as collateral for a loan.

Loss of Investment Risk

An investment in the Fund is subject to loss, including the possible loss of the entire amount invested. No guarantee or representation is made that the Fund’s investments will be successful, and investment results may vary substantially over time. Past results are not necessarily indicative of the Fund’s future performance.

Cybersecurity Risk

The Fund may suffer an intentional cybersecurity breach such as: unauthorized access to systems, networks, or devices (such as through “hacking” activity); infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. In addition, unintentional incidents can occur, such as the inadvertent release of confidential information (possibly resulting in the violation of applicable privacy laws). A cybersecurity breach could result in the loss or theft of customer data or funds, the inability to access electronic systems (“denial of services”), loss or theft of proprietary information or corporate data, physical damage to a computer or network system, or costs associated with system repairs. Such incidents could cause the Fund, the Adviser, or other service providers to incur regulatory penalties, reputational damage, additional compliance costs, or financial loss.

Legal and Regulatory Risk

Securities markets are subject to comprehensive statutes and regulations. Legal, tax and regulatory changes could occur that may adversely affect the Fund and the Portfolio Funds in which it invests. Future regulatory changes, including those relating to the regulation of hedge funds and leverage and the effect of such changes on the Fund could be substantial and adverse including, for example, increased compliance costs and the limitation or prohibition of certain types of investment activities by the Fund and the Portfolio Funds. Limitations on the investment activities of the Fund and the Portfolio Funds may result in the inability of the Fund to pursue its investment objective and strategies.

ELIGIBLE INVESTORS

Each prospective investor will be required to represent that he, she or it is acquiring Institutional Shares directly or indirectly for the account of an Eligible Investor. An Eligible Investor is a U.S. person for U.S. federal income tax purposes and who is either:

●	A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and who has a reasonable expectation of reaching the same income level in the current year;

●	A natural person whose individual net worth or joint net worth with that person’s spouse, at the time of purchase exceeds $1,000,000. The following assets or liabilities shall be excluded from the net worth calculation: (i) the value of the investor’s primary residence and (ii) any indebtedness that is secured by the investor’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of Institutional Shares (except that if the amount of such indebtedness outstanding at the time of the sale of Institutional Shares exceeds the amount outstanding 60 days before such time other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability). Any indebtedness that is secured by the investor’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of the Institutional Shares shall be included as a liability for purposes of the net worth calculation;

●	A natural person holding in good standing one or more professional certifications, designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status, such as holders in good standing of the Series 7, Series 65 and Series 82 licenses;

●	A natural person who is a “knowledgeable employee” of a private fund, as defined in the 1940 Act, with respect to investments in the private fund. This includes trustees and advisory board members of the fund or an affiliated adviser of the fund, as well as non-clerical employees of the fund or an affiliated adviser of the fund that, in connection with their regular functions or duties, have participated in the investment activities of the private fund for at least 12 months;

●	Any trust (1) with total assets in excess of $5,000,000; (2) that was not formed for the purpose of investing in the Fund; and (3) the person responsible for directing the investment of assets in the Fund has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

●	A Trustee or executive officer of the Fund;

●	Any entity with total assets in excess of $5,000,000 that was not formed for the purpose of investing in the Fund and that is one of the following: (1) a corporation; (2) a partnership; (3) a limited liability company; (4) an organization described in Section 501(c)(3) of the Code; or (5) a Massachusetts or similar business/statutory trust;

●	Any “bank” as defined in Section 3(a)(2) of the 1933 Act, “savings and loan association” or other institution as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity;

●	Any broker or dealer registered with the SEC under the Securities Exchange Act of 1934;

●	Any investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”) or registered pursuant to the laws of a state;

●	Any investment adviser relying on the exemption from registering with the SEC under Section 203(l) or (m) of the Advisers Act;

●	Any insurance company as defined in Section 2(a)(13) of the 1933 Act;

●	Any investment company registered under the 1940 Act or a “business development company” within the meaning of Section 2(a)(48) of the 1940 Act;

●	Any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

●	Any Rural Business Investment Company as defined in section 384A of the Consolidated Form and Rural Development Act;

●	Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, and such plan has total assets in excess of $5,000,000;

●	Any employee benefit plan within the meaning of ERISA and: (1) the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser; or (2) the employee benefit plan has total assets in excess of $5,000,000; or (3) if a self-directed plan, the investment decisions are made solely by persons that qualify under any other eligibility category set forth herein;

●	Any entity, including Indian tribes, governmental bodies, funds, and entities organized under the laws of foreign countries, that own “investments,” as defined in Rule 2a51-1(b) under the 1940 Act, in excess of $5 million and that was not formed for the specific purpose of investing in the Fund;

●	Any “family office” with at least $5 million in assets under management that was not formed for the specific purpose of investing in the Fund, and any of its “family clients,” as each term is defined under the Advisers Act; and

●	Any entity in which all of the equity owners are “accredited investors” (as defined in Regulation D under the 1933 Act).

After an initial purchase, existing shareholders subscribing for additional Institutional Shares will be required to verify their status as Eligible Investors at the time of each additional subscription. The qualifications required to invest in the Institutional Shares will appear in the subscription agreement that must be completed by each prospective shareholder.

The Distributor and Selling Agents may impose additional eligibility requirements for investors who purchase Institutional Shares through Selling Agents and will notify prospective shareholders of such requirements. If the Distributor imposes additional eligibility requirements, the Distributor will notify current and prospective investors via a supplement (or other revision) to the Prospectus.

Institutional Shares are only offered to Eligible Investors who are U.S. persons for U.S. federal income tax purposes. See “Certain Tax Considerations.”

PLAN OF DISTRIBUTION

Offering of Institutional Shares by the Fund

The Fund continuously offers Institutional Shares at their NAV per Share through the Distributor. The Fund has entered into a Distribution Agreement with the Distributor, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246. Pursuant to the Distribution Agreement, the Distributor serves on a best efforts basis, subject to various conditions. The Distributor is not required to buy any Institutional Shares and does not intend to make a market in the Institutional Shares. There is no sales charge for purchases of Institutional Shares.

Under the Fund’s Distribution Agreement, the Distributor is also responsible for entering into agreements with Selling Agents to assist in the distribution of Institutional Shares, reviewing the Fund’s proposed advertising materials and sales literature and making certain filings with regulators. For these services, the Distributor shall receive an annual fee of $9,000 from the Adviser. The Distributor retains the right to charge interest of 1.5% on any amounts that remain unpaid beyond 30 days of the due date.

The Adviser is also responsible for paying any out-of-pocket expenses incurred by the Distributor in providing services under the Distribution Agreement. The Distributor has agreed to waive fees, expense reimbursements and interest on unpaid fees payable to it under the Distribution Agreement to the extent that the payment of any such fees, expenses, and interest would cause total compensation payable to the Distributor under the Distribution Agreement to exceed 2.5% of the gross offering proceeds (the “Waiver”). The Waiver remains in effect until the Distributor’s resignation or termination as the Fund’s principal underwriter unless amended prior to that time at the written request of the Fund and the Adviser in order to ensure continued compliance with underwriting compensation limitations applicable to closed-end investment companies.

Under the Fund’s Distribution Agreement with the Distributor, the Fund agrees to indemnify the Distributor and its control persons against certain liabilities including those that may arise under the 1933 Act and the 1940 Act as a result of: (1) the Distributor serving as distributor of the Fund pursuant to the agreement; (2) the Fund’s breach of any of its obligations, representations, warranties or covenants contained in the agreement; (3) the Fund’s failure to comply with any applicable securities laws or regulations; or (4) untrue statements of material fact or the omissions of material facts required to make statements not misleading in Fund offering materials, sales materials and shareholder reports.

The Distributor may engage one or more Selling Agents to assist in the distribution of Institutional Shares. Selling Agents may charge a separate fee for their service in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee is not a sales load imposed by the Fund or the Distributor, and will be in addition to the fees charged or paid by the Fund. The payment of these fees and the effect of these fees on the performance of a shareholder’s investment in Institutional Shares will not be reflected in the performance returns of Institutional Shares.

Selling Agents may also impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions described in this Prospectus and are not imposed by the Fund, the Distributor or any other Fund service providers. These terms and conditions may affect or limit a prospective or current shareholder’s ability to purchase Institutional Shares, a current shareholder’s ability to tender Institutional Shares to the Fund for repurchase or to otherwise transact business with the Fund. Services provided by Selling Agents may vary. Shareholders investing in Institutional Shares through a Selling Agent should consult with the Selling Agent regarding the terms and conditions related to accounts held at the Selling Agent, services provided to such accounts and related service fees as well as operational limitations of the Selling Agent.

The Adviser and its affiliates shall pay for any distribution, shareholder servicing, marketing and promotional services rendered to the Institutional Shares, including payments to Selling Agents for the sale of Institutional Shares and related shareholder services and payments to other entities marketing the Fund. These expenses are not reflected in the expense table included in this Prospectus. Compensation to any Selling Agent is not expected to exceed 1.00% of the value of client assets invested in Institutional Shares, payable monthly or quarterly based on the Institutional Shares’ quarter or month end NAV, as applicable. The Adviser shall not pay compensation to any Selling Agent if the payment of such compensation causes the compensation payable to the Distributor under the Distribution Agreement and to all Selling Agents, in the aggregate, to exceed 2.5% of the Fund’s gross offering proceeds. Payments to Selling Agents or other entities marketing the Fund create conflicts of interest by influencing the Selling Agent, marketing entity and their salesperson(s) to recommend Institutional Shares over another investment. These payments may also benefit the Adviser, the Distributor and their respective affiliates if these payments result in an increase in the NAV of Institutional Shares, the value upon which any fees payable by the Fund to these entities are based.

PURCHASES OF SHARES

Eligible Investors who are “Institutional Investors” or individual investors may purchase Institutional Shares. “Institutional Investors” may include: (1) corporations, banks, trust companies, insurance companies, investment companies, foundations, endowments, defined benefit plans, retirement plans and other similar entities; and (2) Eligible Investors investing through Selling Agents that have entered into an agreement with the Distributor to offer Institutional Shares through a no-load network or platform.

The Fund intends to accept initial and additional purchases of Institutional Shares made by Eligible Investors who are individual or Institutional Investors as of the first Business Day of each calendar month. Institutional Shares will be sold at their NAV per share and may be offered less frequently as determined by the Board in its sole discretion. Institutional Shares are available for purchase through Selling Agents or directly through the Distributors.

Each Eligible Investor must complete a subscription agreement (for initial purchases), and/or such other documentation as required by the Fund (for both initial and subsequent purchases). Generally, the Fund’s transfer agent must receive this documentation at least five (5) Business Days before the purchase date (i.e., the first Business Day of each month). An investor who misses this deadline may have their purchase rejected, in which case they must submit the required documentation at least five (5) Business Days before the next month’s purchase date in order to invest in the Fund in the following month. Investors should confirm specific deadlines for receipt of funds and documentation by Selling Agents as those entities may maintain different deadlines. The Fund reserves the right to reject, in whole or in part, any purchase of Institutional Shares and may suspend the offering of Institutional Shares at any time.

The Institutional Shares are not subject to a sales load. The minimum initial investment in the Institutional Shares is $25,000 and the minimum additional investment is $5,000. The Fund may reduce the minimum initial investment amount for Eligible Investors that are officers or Trustees of the Fund and Managing Members and employees of the Adviser. A Selling Agent may impose different investment minimums.

Except as otherwise permitted by the Board, initial and subsequent purchases will be payable in cash and must be made via wire transfer of funds. Payments for each initial and subsequent purchase of Institutional Shares must be made in one installment. Generally, purchases are subject to the receipt of immediately available funds at least three (3) Business Days prior to the applicable purchase date or such other date as the Distributor may determine in its sole discretion and communicate to investors. The investor will not become a shareholder of the Fund and will have no rights under the Declaration of Trust until the purchase date. Cleared funds received in advance of dates when Institutional Shares may be subscribed for will be held in a bank account maintained by the Administrator for the benefit of investors in the Fund. The Administrator will transfer the subscription proceeds to the Fund and any interest earned on the subscription proceeds will be credited to the Fund and not to the investor. If a purchase is rejected, the purchase amount will be returned without interest promptly to the investor.

To help the government fight the funding of terrorism and money laundering activities, federal law requires financial institutions to obtain, verify, and record information that identifies each person who opens an account. When a prospective shareholder opens an account with the Fund, the shareholder will be asked to provide its name, address, date of birth, social security number and other information or documents that will allow the shareholder to be identified. This information will be verified. If the Fund is unable to verify the identity of a prospective shareholder, the Fund may take reasonable steps, including closing your account and redeeming your investment at the NAV per Share next calculated after the Fund decides to close your account.

Selling Agents also may impose fees (subject to the underwriting compensation limit set by FINRA applicable to its members), terms and conditions on investor accounts and investments in Institutional Shares that are in addition to the fees, terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, the Distributor or any other Fund service provider. These terms and conditions may affect an investor’s ability to purchase Institutional Shares, or otherwise transact business with the Fund.

All questions regarding these terms and conditions should be directed to the investor’s Selling Agent.

Lost Shareholders, Inactive Accounts and Unclaimed Property

Certain states have unclaimed property laws that may require the Fund or its transfer agent to transfer the assets of accounts that are considered abandoned, inactive, or lost (due to returned mail) to the appropriate state authority. An account may be deemed unclaimed if the shareholder has not initiated any contact or transaction within a time period specified by applicable state law.

In some cases, this process is referred to as escheatment, and shareholders may be required to reclaim the assets from the applicable state’s unclaimed property office. Some states may also require the liquidation of shares prior to escheatment, and shareholders may only be entitled to receive the cash value at the time of sale.

For retirement accounts, such escheatment may be treated as a taxable distribution, and federal and/or state income tax withholding may apply.

To help avoid escheatment, shareholders should maintain current contact information and periodically initiate contact with the Fund or its transfer agent. Examples of shareholder-initiated contact include written correspondence, telephone inquiries, or initiating a transaction in the account.

In accordance with Texas law, residents of the state of Texas may designate a representative to receive legislatively required unclaimed property due diligence notifications. A Texas Designation of Representative Form is available for making such an election.

REPURCHASES OF INSTITUTIONAL SHARES

No Right of Redemption

There is no public market for Institutional Shares and none is expected to develop. Institutional Shares are generally not freely transferable and liquidity will normally be provided only through limited repurchase offers that may be made from time to time by the Fund. No shareholder will have the right to require the Fund to redeem Institutional Shares or portions thereof. An investment in Institutional Shares is therefore suitable only for investors who can bear the risks associated with the limited liquidity of the Institutional Shares.

Repurchases of Institutional Shares

Repurchase offers will be made at such times and on such terms as may be determined by the Board in its sole discretion and generally will be offers to repurchase an aggregate specified dollar amount of outstanding Institutional Shares or a specific number of Institutional Shares. Any such offer will be made only on terms that the Board determines to be fair to the Fund and to all shareholders or persons holding Institutional Shares acquired from shareholders. When the Board determines that the Fund will repurchase Institutional Shares or portions thereof, notice will be provided to each shareholder describing the terms thereof, and containing information shareholders should consider in deciding whether and how to participate in such repurchase opportunity. The Board convenes quarterly to consider whether or not to authorize a tender offer. The Board expects that repurchase offers, if authorized, will be made no more frequently than on a quarterly basis and will typically have a valuation date as of March 31, June 30, September 30 or December 31 (or, if any such date is not a Business Day, on the last Business Day of such calendar quarter).

The Board will consider the following factors, among others, in making its determination:

●	the recommendation of the Adviser;

●	whether any shareholders have requested to tender Institutional Shares or portions thereof to the Fund;

●	the liquidity of the Fund’s assets (including fees and costs associated with withdrawing from investments);

●	the investment plans and working capital requirements of the Fund;

●	the relative economies of scale with respect to the size of the Fund;

●	the history of the Fund in repurchasing Institutional Shares or portions thereof;

●	the availability of information as to the value of the Fund’s assets;

●	the economic condition of the securities markets and the economy generally as well as political, national or international developments or current affairs; and

●	the anticipated tax consequences to the Fund of any proposed repurchases of Institutional Shares or portions thereof.

Institutional Shares will be repurchased at their NAV. Due to liquidity constraints associated with the Fund’s investments in a Portfolio Fund, it is presently expected that, under the procedures applicable to the repurchase of Institutional Shares, Institutional Shares will be valued for purposes of determining their repurchase price as of a Valuation Date.

The Fund’s assets consist primarily of interests in the Portfolio Funds. Therefore, in order to finance the repurchase of Institutional Shares, the Fund may find it necessary to liquidate all or a portion of its interest in one or more Portfolio Funds. Because interests in a Portfolio Fund are generally not transferable, the Fund may withdraw a portion of its interest in a Portfolio Fund only pursuant to the redemption terms of that Portfolio Fund which may involve the payment of certain fees and costs. The Fund may decide not to make a repurchase offer larger than the sum of the amount available for redemption from the Portfolio Funds in which it holds interests. The Fund may also borrow money in order to finance the repurchase of Institutional Shares.

In order to permit the Fund to finance the repurchase of Institutional Shares through a liquidation of all or a portion of its interest in a Portfolio Fund, the repurchase offer will terminate, and shareholders will tender the Institutional Shares they wish to sell in the repurchase offer, at least 45 days prior to the Valuation Date. If the Fund borrows money to finance a repurchase of Institutional Shares, the Repurchase Offer Acceptance Deadline may be less than 45 days prior to the Valuation Date. The Repurchase Offer Acceptance Deadline will be specified in the notice describing the terms of the applicable repurchase offer. A repurchase offer will terminate on the designated Repurchase Offer Acceptance Deadline and any tender of Institutional Shares received from a shareholder after that date will be void.

A shareholder tendering only a portion of its Institutional Shares for purchase will be required to continue to hold Institutional Shares with a value of at least $25,000 after giving effect to the repurchase. If a shareholder tenders an amount that would cause the value of its Institutional Shares (after giving effect to the repurchase) to fall below $25,000 (calculated as of the date of the tender using the most recent NAV), the Fund may, in its discretion, repurchase all of the shareholder’s Institutional Shares. If all of a shareholder’s Institutional Shares are repurchased, that shareholder will cease to be a shareholder. Shareholders who tender Institutional Shares in a repurchase offer may not have all of the tendered Institutional Shares purchased by the Fund. If over-subscriptions occur, the Fund may elect to repurchase less than the full amount that a shareholder requests to be repurchased. If a repurchase offer is oversubscribed, the Fund generally will repurchase only a pro rata portion of the amount tendered by each shareholder.

In connection with repurchase offers, the Fund will not issue promissory notes to shareholders that tender Institutional Shares that are accepted for purchase. Each shareholder whose Institutional Shares have been accepted for purchase by the Fund in a repurchase offer will be paid cash in an amount equal to at least 95% of the unaudited NAV of such shareholder’s repurchased Institutional Shares, determined as of the Valuation Date. Unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, payment for a partial repurchase of a shareholder’s Institutional Shares will be made within the later of: (1) 35 days after the Valuation Date; or (2) 10 Business Days after the Fund has received 95% of the aggregate amount requested to be withdrawn by the Fund from Portfolio Funds in order to fund the repurchase. In the case of a full repurchase of a shareholder’s Institutional Shares, an initial payment (the “Initial Payment”) will be made in an amount equal to at least 95% of the estimated value of the repurchased Shares, determined as of the Valuation Date. Unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, the Initial Payment will be made within the later of: (1) 35 days after the Valuation Date; or (2) 10 Business Days after the Fund has received 95% of the aggregate amount requested to be withdrawn by the Fund from Portfolio Fund(s) in order to fund the repurchase. In the case of a full repurchase of a shareholder’s Shares, a second and final payment (the “Final Payment”) for the balance (which will not be credited for interest) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Institutional Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in withdrawal proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within 60 days of the completion of the next annual audit of the Institutional Shares by the Fund’s independent registered public accountant.

All repurchases of Institutional Shares will be subject to any and all conditions as the Board may impose in its sole discretion.

Shareholders will have to decide whether to tender their Institutional Shares for repurchase without the benefit of having current information regarding the value of Institutional Shares as of a date proximate to the Valuation Date. In addition, there will be a substantial period of time between the date that shareholders must tender Institutional Shares and the date they can expect to receive payment for their Institutional Shares from the Fund.

The maximum number of Institutional Shares that will be repurchased by the Fund during any repurchase offer generally is not expected to have a value that exceeds 25% of the Institutional Shares’ aggregate NAV on the applicable Valuation Date.

As set forth above, when Institutional Shares are repurchased by the Fund, shareholders generally will receive cash distributions equal to the value of the Institutional Shares repurchased. However, at the sole discretion of the Board, the proceeds of repurchases of Institutional Shares may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. The Fund does not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that the Fund does not have sufficient cash to pay for Institutional Shares that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on shareholders not tendering Institutional Shares for repurchase. Such investments so distributed may consist of illiquid securities held directly by the Fund, interests in Portfolio Funds or securities held by Portfolio Funds that were distributed to the Fund in-kind. Such investments will not be readily marketable or saleable and may have to be held by such holders for an indefinite period of time. As a result, an investment in the Fund is suitable only for sophisticated investors. Any such in-kind distributions will not materially prejudice the interests of remaining shareholders. See “Principal Risks” above. Repurchases will be effective after receipt of all eligible written tenders of Institutional Shares from shareholders are accepted by the Fund.

Because the Fund expects to determine the NAV of the Institutional Shares as of the last Business Day of each month, shareholders may not be able to obtain current information regarding the value of Institutional Shares when making their decision as to whether to tender Institutional Shares for repurchase.

The repurchase of a shareholder’s Institutional Shares by the Fund will generally be a taxable event for the shareholder. Gain or loss will be equal to the difference between the amount received by the shareholder and the shareholder’s tax basis in the Institutional Shares.

If a shareholder owns an IRA or other retirement plan, the shareholder must indicate on their repurchase request forms whether the Fund should withhold federal income tax. Unless a shareholder elects in their repurchase request forms that they do not want to have federal tax income withheld, the repurchase will be subject to withholding.

The Fund believes that repurchase offers generally will be beneficial to the Fund’s shareholders, and typically will be funded from available cash or sales of Portfolio Funds. However, payment for repurchased Institutional Shares may require the Fund to liquidate Portfolio Funds earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating Portfolio Funds, may borrow money to finance repurchases of Institutional Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Institutional Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase offers by selling Portfolio Funds, the Fund may hold a larger proportion of its total assets in less liquid Portfolio Funds. Repurchase of the Institutional Shares will tend to reduce the amount of outstanding Institutional Shares and, depending upon the Institutional Shares’ investment performance, its net assets. A reduction in the net assets of the Institutional Shares will tend to increase the expense ratio of that class.

Prior to the Repurchase Offer Acceptance Deadline, the Fund may cancel an offer to repurchase Institutional Shares, amend the offer or postpone the acceptance of tenders made pursuant to the offer if: (1) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to purchase Institutional Shares tendered pursuant to the offer; (2) there is, in the judgment of the Board, any: (a) legal action or proceeding instituted or threatened challenging the offer or otherwise materially adversely affecting the Fund; (b) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the U.S. that is material to the Fund; (c) limitation imposed by federal or state authorities on the extension of credit by lending institutions; (d) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment; (e) commencement of war, significant increase in armed hostilities or other international or national calamity directly or indirectly involving the U.S. that is material to the Fund; (f) material change in the NAV of the Institutional Shares from the NAV of the Institutional Shares as of commencement of the offer; or (g) other event or condition that would have a material adverse effect on the Institutional Shares or its investors if Institutional Shares tendered pursuant to the offer were purchased; or (3) the Board determines that it is not in the best interest of shareholders to purchase Institutional Shares pursuant to the offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the offer or to postpone acceptance of tenders pursuant to the offer.

The Board may impose other conditions on repurchases of Institutional Shares. Repurchases of Institutional Shares by the Fund are subject to SEC rules governing issuer self-repurchase offers and will be made only in accordance with these rules. The Fund believes that the repurchase procedures described above comply with these requirements. However, if modification of the Fund’s repurchase procedures is deemed necessary to comply with regulatory requirements, the Board will adopt revised procedures designed to provide shareholders substantially the same liquidity for Institutional Shares as would be available under the procedures described above.

Mandatory Repurchase by the Fund

The Fund may repurchase Institutional Shares of a shareholder at net asset value in accordance with the Declaration of Trust and Section 23 of the 1940 Act and Rule 23c-2 thereunder.

Medallion Signature Guarantee Requirements

To protect shareholders and the Fund against potential fraud, a signature guarantee, specifically a Medallion Signature Guarantee (“MSG”), may be required in certain circumstances. An MSG is a stamped certification provided by an eligible guarantor institution to verify the authenticity of a signature and the authority of the individual signing on behalf of the account owner.

The Fund or its transfer agent may require an MSG in the following situations:

●	The redemption amount exceeds $100,000;

●	The proceeds are being mailed to an address or transferred to a bank account that was changed or added within the past 30 calendar days;

●	The redemption proceeds are made payable to someone other than the registered account owner;

●	The proceeds are directed to a financial institution account not held in the shareholder’s name;

●	The account registration or ownership is being changed;

●	Redemption instructions are submitted by mail with alternate delivery instructions or special processing;

●	Any other situation where the Fund or its transfer agent reasonably determines that additional documentation or verification is warranted.

MSGs must be obtained from eligible guarantor institutions that are members of an MSG program recognized by the Securities Transfer Association (e.g., STAMP, SEMP, or MSP). These typically include commercial banks, savings associations, credit unions, and broker-dealers. Notarization is not an acceptable substitute for an MSG.

Shareholders should contact the Fund’s transfer agent in advance of submitting any transaction requests if they are uncertain whether an MSG is required. The Funds’ transfer agent reserves the right to reject any signature guarantee.

Verification of Shareholder Transaction Statements

You must contact the Fund in writing regarding any errors or discrepancies within 60 days after the date of the statement confirming a transaction. The Fund may deny your ability to refute a transaction if it does not hear from you within 60 days after the confirmation statement date.

TRANSFER OF SHARES

Institutional Shares are subject to substantial restrictions on transferability.

Any Institutional Shares held by a shareholder may be transferred only: (1) by operation of law pursuant to the death, bankruptcy, insolvency, adjudicated incompetence, or dissolution of the shareholder; or (2) under certain limited instances set out in the Declaration of Trust, with the consent of the Board (which may be withheld in the Board’s sole and absolute discretion). If a shareholder transfers Institutional Shares with the approval of the Board, the Board will promptly take all necessary actions so that each transferee or successor to whom or to which the Institutional Shares are transferred is admitted to the Fund as a shareholder.

No transfer will be permitted unless the Fund consults with its counsel and counsel confirms that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation. Notwithstanding a finding that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation, the Board generally may not consent to a transfer of a shareholder’s Institutional Shares (or portion of such Institutional Shares) unless the following conditions are met: (1) the transferring shareholder has been a shareholder for at least six months; (2) the proposed transfer is to be made on the Valuation Date of an offer by the Fund to repurchase the Institutional Shares (or portion of the Institutional Shares); and (3) the transfer is one in which the tax basis of the Institutional Shares in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring shareholder (i.e., certain transfers to affiliates). Notice to the Fund of any proposed transfer of Institutional Shares must include evidence satisfactory to the Board that the proposed transferee is an Eligible Investor.

A shareholder that transfers Institutional Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

By purchasing Institutional Shares, each shareholder has agreed to indemnify and hold harmless the Fund, the Board, the Adviser, each other shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such shareholder in violation of the Declaration of Trust, these provisions or any misrepresentation made by such shareholder in connection with any such transfer.

MANAGEMENT

Board of Trustees

The Board has overall management responsibility for the Fund. See “Board of Trustees” in the Fund’s Statement of Additional Information (the “SAI”) for the names of and other information about the Trustees and officers of the Fund.

Investment Adviser

HB Wealth Management, LLC, 3550 Lenox Rd. NE, Suite 2700, Atlanta, GA, 30326, serves as the investment adviser to the Fund. The Adviser has operated as an SEC-registered investment adviser since November 2021. The Adviser provides investment advisory services to private investment funds in addition to the Fund. As of July 31, 2026, the Adviser had $32 billion in assets under management. Andrew Berg, Andrew Klepchick, Sammy Grant, David Trujillo, Jenny Tu, Robert Mulcare, Robert Roberts, Thomas Carroll, Travis McKinney, Kyle Glenn, James Hennessy, Homrich & Berg, Inc., HBWM Holdings, LLC, HBWM Intermediate, LLC, HBWM Intermediate II, LLC, TPG Growth VI Heritage, L.P., and TPG Growth VI DE AIV GenPar I, L.P. collectively are the controlling principals of the Adviser.

Pursuant to the Investment Advisory Agreement between the Fund and the Adviser (the “Advisory Agreement”), the Adviser provides portfolio management services to the Fund, subject to the general supervision of the Board, for a management fee calculated at an annual rate equal to 0.75%, payable monthly based on the Institutional Shares’ month end NAV.

The Adviser provides office space and executive and other personnel to the Fund. The Fund pays all expenses, other than those agreed to be paid by the Adviser, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization.

A discussion regarding the basis of the Board’s approval of the Advisory Agreement will be included in the Fund’s semi-annual report to shareholders for the period ended October 31, 2026.

Portfolio Managers

Ford Donohue is the Fund’s portfolio manager and is responsible for the day-to-day management of the Fund’s portfolio. Biographical information for Mr. Donohue is set forth below.

Ford Donohue – CFA, Senior Investment Strategist, Shareholder, for the Adviser. Mr. Donohue has worked for the Adviser since June 2014. In his role, he is responsible for overseeing firm-wide hedge fund investments as well as managing the internal fund of funds portfolio. Previously, Mr. Donohue was an Associate at Citigroup Global Markets from June 2010 to June 2014, where he served in structuring and trading positions in both equity and fixed income markets.

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager and the portfolio manager’s ownership of securities issued by the Fund.

PERFORMANCE

The following information is intended to help you understand the risks of investing in the Fund. The information illustrates the changes in the performance of the Fund from inception and compares the performance of the Fund to the performance of a securities market index over various periods of time. Past performance is not an indication of future performance.

Simultaneous with the Fund’s Commencement of Operations, the Predecessor Fund reorganized with and into the Fund and substantially all of the assets of the Predecessor Fund were transferred to the Fund. The Predecessor Fund maintained objectives, policies, guidelines and restrictions that were, in all material respects, equivalent to those of the Fund and at the time of the conversion of the Predecessor Fund was managed by the same investment adviser, sub-adviser and portfolio managers as the Fund.

The performance of the Fund for periods before the Commencement of Operations is that of the Predecessor Fund and includes the expenses of the Predecessor Fund. The Fund’s expenses are greater than the actual expenses of the Predecessor Fund. The financial statements of the Predecessor Fund were audited for all years that the Predecessor Fund was in existence (since January 1, 1999), except for the initial year. The performance returns of the Predecessor Fund are unaudited and are calculated by the Adviser on a total return basis. The Predecessor Fund was not registered under the 1940 Act and was not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected its performance. The Adviser does not manage any other registered investment companies in addition to the Fund.

Monthly and Year-To-Date Returns Since January 1, 1999

Year	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2026	1.3%	0.5%	-0.4%	1.9%	1.1%	0.9%	-	-	-	-	-	-	5.4%
2025	1.7%	0.2%	-0.1%	0.7%	1.2%	1.2%	0.4%	0.9%	1.1%	0.8%	0.2%	0.9%	9.5%
2024	0.8%	0.7%	1.0%	0.1%	0.7%	0.7%	0.4%	0.7%	0.7%	0.6%	1.5%	0.9%	9.1%
2023	1.2%	0.2%	-0.4%	0.5%	0.1%	0.6%	0.7%	0.6%	0.8%	0.1%	1.1%	0.6%	6.1%
2022	-0.5%	-0.3%	-0.3%	-0.1%	-0.8%	-0.5%	0.3%	0.8%	-0.5%	0.1%	0.6%	0.7%	0.0%
2021	1.0%	1.8%	-0.3%	1.4%	0.1%	0.6%	0.1%	0.6%	0.4%	0.5%	-0.2%	-0.1%	6.1%
2020	0.5%	-0.9%	-7.0%	2.6%	2.0%	1.2%	0.7%	1.2%	0.3%	-0.1%	2.2%	2.1%	4.5%
2019	1.2%	0.5%	0.4%	0.9%	-0.7%	0.7%	0.7%	-0.4%	0.2%	0.1%	0.5%	1.0%	5.3%
2018	1.5%	-0.7%	0.0%	-0.1%	0.5%	-0.7%	0.6%	0.2%	0.1%	-2.2%	-0.3%	-0.5%	-1.7%
2017	0.5%	1.3%	0.7%	0.8%	1.2%	0.0%	0.8%	0.8%	0.2%	0.8%	-0.2%	0.3%	7.5%
2016	-2.9%	-1.1%	1.0%	-0.4%	0.7%	-1.5%	2.0%	0.5%	0.3%	0.1%	-0.1%	1.0%	-0.4%
2015	-0.3%	2.2%	1.2%	-0.2%	1.2%	-0.7%	1.2%	-0.6%	-0.9%	1.7%	0.8%	-0.2%	5.5%
2014	-1.4%	1.8%	-1.2%	-1.3%	1.8%	1.1%	-1.1%	1.3%	-0.1%	0.7%	2.4%	1.1%	5.1%
2013	3.4%	0.5%	1.9%	0.9%	1.3%	-0.9%	0.9%	-1.1%	2.0%	1.4%	2.2%	2.0%	15.5%
2012	1.2%	1.0%	0.5%	-0.2%	-2.7%	-0.6%	0.8%	1.5%	1.3%	0.1%	0.9%	0.9%	4.7%
2011	0.5%	1.6%	0.6%	1.4%	-0.1%	-0.7%	0.7%	-3.8%	-4.3%	2.3%	-0.8%	-0.6%	-3.4%
2010	-0.3%	1.2%	1.5%	1.1%	-1.6%	-1.2%	1.1%	-0.3%	1.8%	1.3%	0.6%	1.7%	6.8%
2009	2.0%	0.9%	0.3%	1.3%	3.0%	1.9%	2.1%	2.2%	2.4%	0.2%	0.9%	1.6%	20.6%
2008	-2.5%	1.1%	-2.0%	2.1%	1.9%	0.1%	-1.2%	-0.5%	-4.9%	-3.9%	-2.4%	-1.8%	-13.5%
2007	1.7%	1.0%	1.3%	2.1%	2.5%	1.1%	0.4%	-0.8%	1.8%	2.3%	-0.2%	1.3%	15.3%
2006	2.9%	0.5%	1.8%	1.6%	-0.9%	-0.6%	-0.1%	1.3%	0.7%	1.5%	1.6%	1.5%	12.5%
2005	0.1%	0.6%	0.0%	-0.8%	0.4%	1.3%	1.7%	0.7%	0.9%	-0.9%	1.2%	1.6%	6.9%
2004	1.5%	0.9%	0.0%	-0.8%	-0.8%	0.1%	0.3%	-0.2%	0.4%	0.0%	1.2%	0.8%	3.4%
2003	0.1%	0.0%	-0.6%	0.2%	1.8%	0.4%	-0.3%	0.8%	0.5%	1.1%	0.7%	0.8%	5.4%
2002	0.1%	-0.1%	-0.2%	0.9%	0.9%	0.4%	0.2%	-0.2%	0.8%	-1.0%	0.6%	-0.8%	1.4%
2001	0.0%	0.7%	0.6%	-0.8%	0.1%	0.0%	-0.3%	0.1%	-0.1%	-0.6%	-0.1%	0.3%	0.0%
2000	1.3%	3.0%	1.6%	-0.4%	1.3%	1.6%	1.0%	1.9%	1.5%	-0.6%	0.7%	1.7%	15.5%
1999	2.6%	-1.9%	1.9%	2.4%	1.1%	1.4%	1.9%	1.2%	1.7%	1.8%	2.4%	3.4%	21.7%

Return Data as of December 31, 2025

	Total Return					Standard Deviation
	1Y	3Y*	5Y*	10Y*	Since Inception*	1Y	3Y	5Y	10Y	Since Inception
Peachtree Alternative Strategies Fund	9.5%	8.3%	6.1%	4.5%	6.0%	1.7%	1.5%	1.9%	3.6%	4.3%
MSCI ACWI NR USD(1)	22.3%	20.7%	11.2%	11.7%	6.8%	8.5%	11.2%	13.8%	14.4%	15.4%
Bloomberg U.S. Aggregate Bond Index(2)	7.3%	4.7%	-0.4%	2.0%	3.9%	2.7%	6.0%	6.3%	5.0%	4.1%

(1)	MSCI All Country World Index (the “MSCI Index”) captures large and mid cap representation across 23 Developed Markets and 24 Emerging Markets countries. The performance of the MSCI Index is expressed in terms of U.S. dollars, and does not reflect the deduction of fees or operating expenses. Individuals cannot invest directly in the MSCI Index; however, an individual can invest in exchange traded funds or other investment vehicles that attempt to track the performance of a benchmark index.
(2)	The Bloomberg U.S. Aggregate Bond Index (the “Bond Index”) is a broad-based flagship benchmark that measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market. The Bond Index includes Treasuries, government-related and corporate securities, mortgage-backed securities (agency fixed-rate and hybrid adjustable rate mortgage pass-throughs), asset-backed securities and commercial mortgage-backed securities (agency and non-agency). Individuals cannot invest directly in the Bond Index; however, an individual can invest in exchange traded funds or other investment vehicles that attempt to track the performance of a benchmark index.
(*)	Annualized. The Fund’s inception date is January 3, 2017. The Predecessor Fund’s inception date was January, 1999.

SERVICES

Administration, Fund Accounting, Transfer Agency and Compliance Services

Ultimus provides administration, fund accounting, transfer agency and compliance services to the Fund and supplies certain officers to the Fund, including a Principal Financial Officer and Principal Accounting Officer, Treasurer, Chief Compliance Officer and an Anti-Money Laundering Compliance Officer, as well as additional compliance support personnel. Pursuant to a Master Services Agreement, the Fund pays the Administrator a fee for administration services and a separate fee for supplying the Fund’s Chief Compliance Officer and related compliance services. The Fund also reimburses the Administrator for certain out-of-pocket expenses incurred on the Fund’s behalf. The fees are accrued and paid monthly by the Fund based on the average net assets for the prior month.

Custodian

Argent Institutional Trust Company, 4343 Easton Commons, Suite 120, Columbus, Ohio 43219, is custodian of the Fund’s investments and may maintain Fund assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board.

EXPENSES

Fund Expenses

The Fund will bear all expenses incurred in its business and operations. Expenses borne by the Fund include, but are not limited to, the following:

●	All organizational and initial offering costs;

●	All costs and expenses associated with the registration of the Fund under, and compliance with, any applicable federal or state laws;

●	Attorneys’ fees and disbursements associated with updating the Fund’s registration statement, Prospectus and other offering related documents (the “Offering Materials”); the costs of printing the Offering Materials; the costs of distributing the Offering Materials to prospective investors; and attorneys’ fees and disbursements associated with the preparation and review thereof;

●	The costs and expenses of holding meetings of the Board and any meetings of shareholders, including legal costs associated with the preparation and filing of proxy materials;

●	The fees and disbursements of the Fund’s counsel, legal counsel to the Independent Trustees, independent registered public accounting firm for the Fund and other consultants and professionals engaged on behalf of the Fund;

●	All costs and expenses associated with the Fund’s tender offers;

●	The fees payable to various service providers including the Adviser;

●	The fees and expenses of a third party unaffiliated with the Adviser who will perform certain operational due diligence, research and risk management services;*

●	The travel costs incurred by the Adviser in performing operational due diligence services.

●	All costs and expenses of preparing, setting in type, printing and distributing reports and other communications to shareholders;

●	The costs of a fidelity bond and any liability insurance obtained on behalf of the Fund;

●	All expenses associated with computing Institutional Shares’ NAV, including any equipment or services obtained for these purposes; and

●	Such other types of expenses as may be approved from time to time by the Board.

Portfolio Funds’ Expenses

The Portfolio Funds bear all expenses incurred in connection with their operations. These expenses are similar to those incurred by the Fund. The Investment Managers generally will charge asset-based fees to and receive performance-based allocations from the Portfolio Funds, which will generally reduce the investment returns of the Portfolio Funds and the amount of any distributions from the Portfolio Funds to the Fund. Generally, fees payable to the Investment Managers are estimated to range from 1.0% to 3.0% (annualized) of the average NAV of the Fund’s investment in a Portfolio Fund. In addition, certain Investment Managers charge an incentive allocation or fee which can range up to 35% of a Portfolio Fund’s net profits, although it is possible that such range may be exceeded for certain Investment Managers. These fees payable to Investment Managers are estimates and may be higher or lower.

As an investor in the Portfolio Funds, the Fund will indirectly bear its pro rata allocation of these expenses and fees.

*	With respect to the research paid for by the Fund and obtained by the Adviser from the independent third party, it is possible that in certain instances, the Adviser may utilize the research in the investment decision making process for other clients of the Adviser. The Adviser has put in place a policy with respect to any such research requiring the Adviser to reimburse the Fund for the cost of such research.

Expense Limitation

The Adviser has contractually agreed to waive management fees and/or reimburse expenses to limit the Fund’s total annual fund operating expenses attributable to the Institutional Shares to 1.25% (after the fee waivers and/or expense reimbursements, and exclusive of taxes, interest, portfolio transaction expenses, acquired fund fees and expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business). Expenses reimbursed and/or fees reduced by the Adviser may be recouped by the Adviser for a period of three (3) years following the date such reimbursement or reduction was made if such recoupment does not cause current expenses to exceed the expense limit in effect for Institutional Shares at the time the expenses were paid/waived and any expense limit in effect at the time of recoupment. These arrangements will continue until August 31, 2027 and may be terminated by the Board at any time. No such termination will affect the obligation (including the amount of the obligation) of the Fund to repay amounts of waived fees and/or reimbursed expenses with respect to periods prior to such termination; provided that no reimbursement of expenses will occur more than three (3) years following the date such reimbursement or reduction was made. Net expenses of the Fund may increase if the exclusions noted above would apply.

Management Fee Waiver

The Adviser has contractually agreed to waive all management fees until April 30, 2027. The management fee waiver is in addition to the Expense Limitation Agreement described above. The management fee waiver is not subject to recoupment.

DETERMINATION OF NET ASSET VALUE

The Fund will calculate the NAV of the Institutional Shares as of the close of business on the last Business Day of each calendar month and at such other times as the Board may determine, including in connection with the repurchase of Institutional Shares. The NAV of the Institutional Shares will equal the value of the assets attributable to the Institutional Shares, less all liabilities of the Institutional Shares, including accrued fund fees and expenses. The Institutional Shares’ NAV per Share equals the NAV of the Institutional Shares divided by the number of outstanding Institutional Shares.

Because the Fund invests all or substantially all of its assets in Portfolio Funds, the NAV of the Institutional Shares will depend on the value of the Portfolio Funds. The NAVs of Portfolio Funds are generally not available from pricing vendors, nor are they calculable independently by the Fund or the Adviser.

Accordingly, the Board has approved procedures pursuant to which the Fund will value its investments in the Portfolio Funds at fair value (the “Valuation Procedures”). The Board has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act, subject to its oversight. Under the Valuation Procedures, the Adviser is responsible for determining the fair value of each Portfolio Fund as of each date upon which Institutional Shares calculates its NAV (the “NAV Date”). The Valuation Procedures require the Adviser to consider all relevant information when assessing and determining the fair value of the Fund’s interest in each Portfolio Fund and to make all fair value determinations in good faith. All fair value determinations made by the Adviser are subject to the review and supervision of the Board.

As a general matter, the fair value of the Fund’s interest in a Portfolio Fund will be the amount that the Fund could reasonably expect to receive from the Portfolio Fund if the Fund’s interest in the Portfolio Fund was redeemed as of the NAV Date. In accordance with the Valuation Procedures, the fair value of the Fund’s interest in a Portfolio Fund as of a NAV Date will ordinarily be the most recent NAV reported by a Portfolio Fund’s Investment Manager or third party administrator. In the event that the last reported NAV of a Portfolio Fund is not as of the NAV Date, the Adviser may use other information that it believes should be taken into consideration in determining the Portfolio Fund’s fair value as of the NAV Date including benchmark or other triggers to determine any significant market movement that has occurred between the effective date of the most recent NAV reported by the Portfolio Fund and the NAV Date. Using the nomenclature of the hedge fund industry, any values reported as “estimated” or “final” values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Portfolio Fund’s valuation date.

Prior to investing in a Portfolio Fund, the Adviser will conduct a due diligence review of the valuation process utilized by the Portfolio Fund, its general partner, and where applicable, its third party administrator to confirm that the valuation process employed by the Portfolio Fund includes the use of market values where available and the principals of fair value that the Adviser reasonably believes to be consistent with those used by the Fund to value its own investments. Although the Adviser reviews and assesses each Portfolio Fund’s valuation process, neither the Adviser, nor the Board will be able to confirm the accuracy of any NAV information provided by a Portfolio Fund (which are unaudited except for NAV of the Portfolio Fund as of its fiscal year end).

Each Portfolio Fund will typically make available NAV information to holders which will represent the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Portfolio Fund’s governing documents, it would be necessary to effect a mandatory redemption.

The valuations reported by a Portfolio Fund and upon which the Fund calculates the NAV of its Institutional Shares, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end NAV calculations of each Portfolio Fund are audited by those funds’ independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the NAV of the Institutional Shares, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds of the Fund received by shareholders who had their Institutional Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations adversely affect the Institutional Shares’ NAV, the outstanding Institutional Shares will be adversely affected by prior repurchases to the benefit of shareholders who had their Institutional Shares repurchased at a NAV per Share higher than the adjusted amount. Conversely, any increases in the NAV per Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding shareholders and to the detriment of shareholders who previously had their Institutional Shares repurchased at a NAV per Share lower than the adjusted amount. The same principles apply to the purchase of Institutional Shares. New shareholders may be affected in a similar way.

Expenses of the Institutional Shares, including the Adviser’s management fee and the costs of any borrowings, are accrued and taken into account for the purpose of determining the NAV of such class.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Institutional Shares’ net assets if the judgments of the Adviser should prove incorrect. Also, the fair value of a Portfolio Fund may not be the price at which the Fund’s interests in the Portfolio Fund are ultimately sold.

To the extent the Adviser invests the assets of the Fund in securities or other instruments other than Portfolio Funds (e.g., cash equivalents), the Fund will generally value such assets as described below. Securities traded on one or more securities exchanges and not subject to restrictions against resale in the market are generally valued at the last quoted sales price on the primary exchange on which the securities are traded. Securities not traded on any securities exchange for which over-the-counter market quotations are readily available will be valued at the mean of the last bid and asked prices. Redeemable securities issued by a registered open-end investment company will be valued at the investment company’s NAV per Share. Debt securities may also be valued based on broker/dealer supplied quotations or pursuant to matrix pricing provided by a Board approved pricing service. Matrix pricing is a method of valuing securities by reference to the value of other securities with similar characteristics such as rating, interest rate and maturity. If market quotations are not readily available or deemed to be unreliable by the Adviser, securities and other assets will be valued at fair value by the Adviser as determined in good faith in accordance with the Fund’s Valuation Procedures.

DISTRIBUTIONS TO SHAREHOLDERS

The Fund intends to distribute net investment income and capital gains, if any, annually as of the last Business Day of each calendar year. Unless a shareholder elects to receive distributions in cash, such distributions will automatically be reinvested in additional Institutional Shares under the Fund’s Dividend Reinvestment Plan. See “Dividend Reinvestment Plan.”

DIVIDEND REINVESTMENT PLAN

Shareholders will automatically participate in the Fund’s Dividend Reinvestment Plan (“DRIP”) and have all income dividends and/or capital gains distributions automatically reinvested in additional Institutional Shares unless they elect in writing to receive distributions in cash in their Subscription Agreement with the Fund. Ultimus (the “Agent”) acts as the agent for participants under the DRIP. Participants in the DRIP will receive an amount of Institutional Shares equal to the amount of the distribution on that Participant’s Institutional Shares divided by the immediate post-distribution NAV per Share of the Institutional Shares.

Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid by wire (or, if the Institutional Shares are held in street or other nominee name, then to the nominee) by Ultimus as dividend paying agent. The automatic reinvestment of dividends and distributions will not relieve participants of any income taxes that may be payable (or required to be withheld) on dividends and distributions.

A shareholder may withdraw from the DRIP at any time. There will be no penalty for withdrawal from the DRIP and shareholders who have previously withdrawn from the DRIP may rejoin it at any time. Changes in elections must be in writing and should include the shareholder’s name and address as they appear on the records of the Fund. An election to withdraw from the DRIP will, until such election is changed, be deemed to be an election by a shareholder to take all subsequent distributions in cash. An election will be effective only for a distribution declared and having a record date of at least 10 days after the date on which the election is received. A shareholder whose Institutional Shares are held in the name of a broker or nominee should contact such broker or nominee concerning changes in that shareholder’s election.

Questions concerning the DRIP should be directed to the Agent at the address below or by calling (800) 657-3812.

Regular Mail:
Peachtree Alternative Strategies Fund

c/o Ultimus Fund Solutions, LLC

P.O. Box 46707

Cincinnati, OH 45246

Overnight Mail:
Peachtree Alternative Strategies Fund

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

CERTAIN TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the Fund and to an investment in Institutional Shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, the following summary does not describe tax consequences that are assumed to be generally known by investors or certain considerations that may be relevant to certain types of shareholders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that shareholders hold Institutional Shares as capital assets (generally, property held for investment). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this Prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this summary. The Fund has neither sought nor will seek any ruling from the Internal Revenue Service (“IRS”) regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local income tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.

Tax matters summarized herein are very complicated and the tax consequences to an investor of an investment in Institutional Shares will depend on the facts of its particular situation. Shareholders are encouraged to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Tax reform legislation commonly known as the Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017. The Tax Act makes significant changes to the U.S. federal income tax rules for individuals and corporations, generally effective for taxable years beginning after December 31, 2017. Most of the changes applicable to individuals are temporary and, without further legislation, will not apply after 2025. The application of certain provisions of the Tax Act is uncertain, and the changes in the Tax Act may have indirect effects on the Fund, its investments and its shareholders that cannot be predicted. In addition, legislative, regulatory or administration changes could be enacted or promulgated at any time, either prospectively or with retroactive effect. Prospective shareholders should consult their tax advisors regarding the implications of the Tax Act on their investment in the Fund.

Specifically, the following changes made by the Tax Act affect possible investments by the Fund and the taxation of prospective shareholders. First, the Tax Act reduces the dividend received deduction percentage from 70% to 50% for ordinary dividends paid to corporate shareholders. Thus, a greater percentage of the ordinary dividend paid by the Fund to the corporate shareholder will be subject to income tax. Second, the Tax Act repeals the alternative minimum tax (“AMT”) for corporate shareholders and reduces the number of non-corporate shareholders subject to AMT. With these changes to AMT, the Fund may be more inclined to invest in certain assets, such as private activity bonds, that otherwise might subject the shareholder to AMT. Third, the Tax Act repealed the deduction of investment management fees as miscellaneous itemized deductions. A RIC may deduct these expenses when determining the amount available to be distributed to a shareholder. Thus, a shareholder in the Fund may receive better tax treatment with regard to these expenses than an investor who directly invests in the same investments.

A “U.S. Shareholder” is a beneficial owner of Institutional Shares that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the U.S.;

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

●	a trust, if a court within the U.S. has primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Institutional Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a prospective shareholder of the Fund is a partnership, a partner of such a partnership should consult the partner’s tax advisers with respect to the purchase, ownership and disposition of Institutional Shares.

Election to be Taxed as a RIC

The Fund intends to elect to be treated as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes to its shareholders as dividends. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (that are described below). In addition, the Fund must distribute to shareholders, for each taxable year, an amount equal to at least 90% of the Fund’s “investment company taxable income,” which is generally its ordinary income plus the excess of realized net short-term capital gain over realized net long-term capital loss, reduced by deductible expenses, referred to herein as the “Annual Distribution Requirement.”

Taxation as a RIC

If the Fund:

●	qualifies as a RIC; and

●	satisfies the Annual Distribution Requirement;

then the Fund will not be subject to U.S. federal income tax on the portion of its investment company taxable income and net capital gain (generally, realized net long-term capital gain in excess of realized net short-term capital loss) distributed to its shareholders. The Fund will be subject to U.S. federal income tax at regular corporate rates on any income or capital gain not distributed (or deemed distributed) to shareholders.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless the Fund distributes in a timely manner an amount at least equal to the sum of: (1) 98% of the Fund’s ordinary income for each calendar year; (2) 98.2% of the Fund’s capital gain net income for the one-year period generally ending October 31 in that calendar year; and (3) any income realized, but not distributed, in preceding years, which is referred to as the “Excise Tax Avoidance Requirement.” The Fund currently intends to make sufficient distributions each taxable year to satisfy the Excise Tax Avoidance Requirement.

To qualify as a RIC for U.S. federal income tax purposes, the Fund generally must, among other things:

●	derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or foreign currencies, or other income (including but not limited to, gains from options, futures or forward contracts) derived with respect to the Fund’s business of investing in such stock, securities or currencies, which the Fund refers to as the “90% Income Test;” and

●	diversify the Fund’s holdings so that at the end of each quarter of the taxable year:

–	at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities (other than securities of other RICs) of any one issuer do not represent more than 5% of the value of the Fund’s total assets or more than 10% of the outstanding voting securities of such issuer; and

–	no more than 25% of the value of the Fund’s assets is invested in the securities, other than U.S. Government securities or securities of other RICs, of one issuer, the securities of two or more issuers that are controlled, as determined under applicable tax rules, by the Fund and that are engaged in the same or similar or related trades or businesses, or the securities of one or more qualified publicly traded partnerships which the Fund refers to as the “Diversification Tests.”

The Fund may invest in “passive foreign investment companies” or “PFICs.” A PFIC is an offshore investment fund that is treated as a corporation for U.S. tax purposes. Subchapter M of the Code does not require the Fund to look through to the underlying investments held in the portfolios of PFICs in order to determine compliance with the RIC tax requirements. Investments in PFICs may involve costs, including withholding taxes that the Fund would not incur if it invested in U.S. domestic investment funds. Also, the Foreign Account Tax Compliance Act (called “FATCA”) incorporated into the Code generally will require a PFIC to register with the IRS and agree to identify certain of its direct and indirect U.S. account holders in order to avoid a U.S. withholding tax of 30% on certain payments (including payments of gross proceeds) made with respect to actual and deemed U.S. investments.

The Fund may also be required to recognize taxable income from PFIC investments in circumstances in which the Fund does not receive cash. Specifically, the Fund may elect to mark-to-market at the end of each taxable year its interests in Portfolio Funds that are classified as PFICs for U.S. federal income tax purposes. As a result of the “mark-to-market election”, at the end of each taxable year the Fund would recognize as ordinary income any increase in the value of such interests, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Because any mark-to-market income will be included in investment company taxable income for each taxable year, the Fund may be required to make a distribution to shareholders in order to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement, even though the Fund will not have received any corresponding cash amount.

As an alternative to the “mark-to-market election,” in certain circumstances the Fund may be able make a Qualified Electing Fund (“QEF”) election with respect to the shares of a PFIC in which it owns shares. If the Fund makes a QEF election, then the Fund must include in income for each year its pro rata share of the PFIC’s ordinary earnings and net capital gain, if any, for the PFIC’s taxable year that ends with or within the taxable year of the Fund, regardless of whether or not distributions were received from the PFIC by the Fund. Losses of the PFIC would not pass through to the Fund on a current basis; however, the Fund may ultimately recognize such losses on a disposition of the shares of the PFIC. The Fund would generally recognize capital gain or loss on the sale, exchange, or other disposition of the shares of a PFIC with respect to which the Fund made a QEF election. Such gain or loss will be treated as long-term capital gain or loss if the Fund’s holding period in the PFIC shares is greater than one year at the time of the sale, exchange or other disposition. In order for the Fund to make a QEF election, the PFIC must annually provide the Fund with certain information regarding the Fund’s share of the PFIC’s net ordinary earnings and net long term capital gain. The Fund may not be able to obtain such information from any Portfolio Fund. Therefore, there can be no assurance that the Fund will be able to make a QEF election with respect to any Portfolio Fund.

If the Fund borrows money, the Fund may be prevented by loan covenants from declaring and paying dividends in certain circumstances. Limits on the Fund’s payment of dividends may prevent the Fund from meeting the Annual Distribution Requirement, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC, or subject the Fund to the 4% excise tax.

The Fund is permitted under the 1940 Act (and is expected) to borrow funds and to sell assets in order to satisfy the Annual Distribution Requirement. However, the Fund, under the 1940 Act, is not permitted to make distributions to shareholders while its debt obligations and senior securities are outstanding unless certain asset coverage tests are met. Moreover, the Fund’s ability to dispose of assets to meet the distribution requirements may be limited by: (1) the illiquid nature of its portfolio; and (2) other requirements relating to the Fund’s status as a RIC, including the Diversification Tests.

If the Fund disposes of assets to meet the Annual Distribution Requirement, the Diversification Tests, or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

If the Fund fails to satisfy the Annual Distribution Requirement or otherwise fails to qualify as a RIC in any taxable year, the Fund will be subject to tax in that year on all of its taxable income, regardless of whether the Fund makes any distributions to shareholders. In that case, all of the Fund’s income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to shareholders. In addition, all distributions to Fund shareholders (including distributions of net capital gain) would be taxable to shareholders as ordinary dividend income for U.S. federal income tax purposes to the extent of the Fund’s earnings and profits. In contrast, assuming the Fund qualifies as a RIC, its corporate-level U.S. federal income tax should be substantially reduced or eliminated.

The remainder of this discussion assumes that the Fund qualifies as a RIC and has satisfied the Annual Distribution Requirement.

Taxation of U.S. Shareholders

Distributions by the Fund generally are taxable to U.S. Shareholders as ordinary income or long-term capital gain. Distributions of the Fund’s “investment company taxable income” (which is, generally, ordinary income plus realized net short-term capital gain in excess of realized net long-term capital loss, reduced by deductible expenses) will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current and accumulated earnings and profits, whether paid in cash or reinvested in additional Institutional Shares. Distributions of the Fund’s “investment company taxable income” attributable to its investments in PFICs will not be eligible for the dividends received deduction allowed to corporate shareholders and will not qualify for the reduced rates of tax for qualified dividend income allowed to individuals. Distributions of the Fund’s net capital gain (which is generally the Fund’s realized net long-term capital gain in excess of realized net short-term capital loss) properly designated by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains, currently subject to reduced rates of U.S. federal income tax in the case of non-corporate U.S. Shareholders, regardless of the U.S. Shareholder’s holding period for its Institutional Shares and regardless of whether paid in cash or reinvested in additional Institutional Shares. The Fund may be able to make distributions of capital gains received from Portfolio Funds in which the Fund has made a QEF election. Such distributions will generally be taxable to U.S. Shareholders as long-term capital gain regardless of whether the U.S. shareholder receives such payments in cash or reinvests the distributions into the Fund. A U.S. Shareholder may be eligible for a reduced rate of taxation on long-term capital gain distributions received from the Fund, regardless of how long the U.S. Shareholder has held Institutional Shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such shareholder’s Institutional Shares and, after the adjusted basis is reduced to zero, will constitute capital gain from the sale of Institutional Shares to such U.S. Shareholder.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” The Medicare tax applies to individuals who have net investment income and adjusted gross income in excess of certain income thresholds set forth in the Code. The Medicare tax also applies to trusts and estates that have undistributed net investment income and adjusted gross income that would be subject to the maximum income tax rate for an estate or trust.

For purposes of determining whether the Annual Distribution Requirement is satisfied for any year and the amount of capital gain dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. Shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s U.S. Shareholders on December 31 of the year in which the dividend was declared. Shareholders who receive distributions in the form of Institutional Shares will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions. Dividends and other taxable distributions are taxable to shareholders even though they are reinvested in additional Institutional Shares.

Pursuant to the Fund’s dividend reinvestment program, when the Fund declares a dividend, each shareholder that has not made an election to receive distributions in cash will automatically have their dividends reinvested in additional Institutional Shares. To the extent shareholders make an election to receive distributions in cash, the Fund may pay any or all such distributions in a combination of cash and Institutional Shares. Depending on the circumstances of the shareholder, the tax on the distribution may exceed the amount of the distribution received in cash, if any, in which case such shareholder would have to pay the tax using cash from other sources. A shareholder that receives Institutional Shares pursuant to a distribution generally has a tax basis in such Institutional Shares equal to the amount of cash that would have been received instead of Institutional Shares as described above, and a holding period in such Institutional Shares that begins on the Business Day following the payment date for the distribution.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of its Institutional Shares. Such shareholder’s gain or loss is generally calculated by subtracting from the gross proceeds the cost basis of its Institutional Shares sold or otherwise disposed of. Upon such disposition of such Institutional Shares, the Fund will report the gross proceeds and cost basis to such shareholder and the IRS. For each disposition, the cost basis will be calculated using the Fund’s default method of first-in, first-out, unless such shareholder instructs the Fund in writing to use a different calculation method permitted by the IRS, including average cost or specific Share lot identification. The cost basis method elected by the shareholder (or the cost basis method applied by default) for each disposition of Institutional Shares may not be changed after the settlement date of each such disposition of Institutional Shares. If a shareholder holds its Institutional Shares through a broker (or other nominee), such shareholder should contact the broker (nominee) with regard to the reporting of cost basis and available elections for the shareholder’s account. Shareholders should consult with their tax advisers to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting law applies to them.

Any gain arising from a sale or disposition generally will be treated as long-term capital gain or loss if the shareholder has held its Institutional Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Institutional Shares held for six (6) months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Institutional Shares. In addition, all or a portion of any loss recognized upon a disposition of Institutional Shares may be disallowed if other Institutional Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 calendar days before or after the disposition.

In general, non-corporate U.S. Shareholders currently are subject to reduced rates of U.S. federal income tax on their net capital gain (generally, the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year, including a long-term capital gain derived from an investment in Institutional Shares). Such rate currently is lower than the maximum rate on ordinary income currently payable by individuals, and the maximum rate applicable to capital gains for non-corporate U.S. Shareholders is 20%. Corporate U.S. Shareholders

currently are subject to U.S. federal income tax on net capital gain at the same rates that apply to ordinary income; provided, however, that the maximum rate applicable to capital gains is 21%. Non-corporate U.S. Shareholders may be entitled to offset their capital gain dividends with capital losses. Non-corporate U.S. Shareholders with net capital losses for a year (i.e., capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against their ordinary income each year ($1,500 in the case of a married person filing a separate return). Any net capital losses of a non-corporate U.S. Shareholder in excess of these limits generally may be carried forward and used in subsequent years as provided in the Code. However, the Code contains a number of statutory provisions affecting when capital losses may be offset against capital gain, and limiting the use of losses from certain investments and activities. Accordingly, non-corporate U.S shareholders that have capital losses are urged to consult their tax advisers. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

The Fund will send to each U.S. Shareholder, as promptly as possible after the end of each calendar year, but in no event later than the Fund’s distribution of Form 1099, a notice detailing, on a per Share and per distribution basis, the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.

The Fund may be required to withhold U.S. federal income tax, or “backup withholding,” currently at the rate set forth in Section 3406 of the Code, from all taxable distributions to any non-corporate U.S. Shareholder: (1) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that the shareholder is exempt from backup withholding; or (2) with respect to whom the IRS notifies the Fund that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s U.S. federal income tax liability and may entitle such shareholder to a refund; provided that proper information is timely provided to the IRS.

Taxation of U.S. Tax-Exempt Shareholders (Acquisition Indebtedness)

U.S. tax-exempt entities, including, but not limited to, ERISA Plans and IRAs, are generally subject to federal income tax on unrelated business taxable income or UBTI. UBTI includes “unrelated debt-financed income,” which generally consists of (i) income derived by an exempt organization (directly or indirectly through an interest in another entity) from income-producing property with respect to which there is “acquisition indebtedness” (as defined in the Code) at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or indirectly through an interest in another entity) from the disposition of property with respect to which there is “acquisition indebtedness” at any time during the twelve-month period ending with the date of such disposition.

Generally, distributions by the Fund, like distributions by a corporation (such as dividends), will not be taxable to U.S. tax exempt shareholders.

A portion of the dividends and capital gains distributed by the Fund to a U.S. tax-exempt shareholder and attributable to UBTI would, however, be subject to federal income tax if the tax-exempt shareholder borrowed money to acquire its investment in the Fund. Moreover, a U.S. tax-exempt shareholder will recognize UBTI from the sale of some or all of its interest in the Fund if the shareholder has outstanding “acquisition indebtedness” at any time during the twelve-month period ending with the date of the sale.

Failure to Qualify as a RIC

If the Fund were unable to qualify for treatment as a RIC, the Fund would be subject to U.S. federal income tax on all of its net taxable income at regular corporate rates. The Fund would not be able to deduct distributions to shareholders, nor would they be required to be made. Distributions would generally be taxable to non-corporate shareholders as ordinary dividend income eligible for the reduced rates of U.S. federal income tax to the extent of the Fund’s current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate U.S. Shareholders would be eligible for the dividends received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s tax basis, and any remaining distributions would be treated as a capital gain. If the Fund were to fail to meet the RIC requirements in its first taxable year or, with respect to later years, for more than two consecutive years, and then to seek to requalify as a RIC, the Fund would be required to recognize gain to the extent of any unrealized appreciation in its assets unless the Fund made a special election to pay corporate-level tax on any such unrealized appreciation recognized during the succeeding ten year period.

CERTAIN ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to assets of a Plan, should consider, among other things, the matters described below in determining whether to cause the Plan to invest in the Fund.

ERISA imposes general and specific responsibilities on persons who are “fiduciaries” for purposes of ERISA with respect to a Plan, including the duty of prudence, the duty to administer the plan for the exclusive purpose of providing benefits to plan participants and their beneficiaries (and for defraying reasonable expenses), the requirement to allocate and diversify Plan assets within and across different asset classes, the avoidance of prohibited transactions and other standards. In determining whether a particular investment is appropriate for a Plan, a fiduciary of a Plan must comply with rules adopted by the DOL, which administers the fiduciary provisions of ERISA. Under those rules, the fiduciary of a Plan must: (1) give appropriate consideration to, among other things, the role that the investment plays in the Plan’s portfolio, taking into account whether the investment is designed reasonably to further the Plan’s purposes; (2) examine the risk and return factors associated with the investment; (3) assess the portfolio’s composition to determine whether the Plan’s assets are suitably allocated within and across different asset classes, as well as the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan; (4) evaluate income tax consequences of the investment and the projected return of the total portfolio relative to the Plan’s funding objectives; (5) consider limitations imposed by ERISA on the fiduciary’s ability to delegate fiduciary responsibilities to other parties; and (6) consider the impact of share class and fee structure on the Plan portfolio’s performance.

Before investing the assets of a Plan in the Fund, a fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in the DOL’s regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for its Plan, and whether the assets of the Plan would be suitably allocated within and across different asset classes if the investment is made. If a fiduciary of a Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the Plan, the fiduciary may be held personally liable for losses incurred by the Plan as a result of the breach.

Regulations promulgated by the DOL provide that, because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. As a result, the mere fact of a Plan’s investment in the Fund (1) will not create a fiduciary relationship (with the meaning of ERISA) between such Plan and either the Investment Managers or the Adviser; and (2) will not cause transactions involving the assets and investments of the Fund to be subject to the provisions of ERISA or Section 4975 of the Code, which might otherwise constrain the management of these entities.

The Fund will require any Plan proposing to invest in the Fund to represent that it, and any fiduciaries responsible for its investments, are aware of and understand the Fund’s investment objective, policies and strategies and that the decision to invest Plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

Certain prospective Plan investors may currently maintain relationships with the Adviser or with other entities that are affiliated with the Adviser. Each of the Adviser and their affiliates may be deemed to be a party in interest or disqualified person (as defined in ERISA and the Code, respectively) to and/or a fiduciary of any Plan to which it provides investment management, investment advisory or other services. Subject to certain exemptions, ERISA and the Code prohibit Plan assets to be used for the benefit of a party in interest and also prohibit a Plan fiduciary from using its position to cause the Plan to make an investment from which it or certain third parties in which the fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code and whether an exemption may apply. Prior to a Plan’s investment in the Fund, each fiduciary of the Plan that is responsible for the Plan’s investments (each a “Fiduciary”) will be required to execute a subscription agreement on behalf of the Plan and to personally represent that:

●	each Fiduciary is a “fiduciary” of such Plan within the meaning of Section 4975(e)(3) of the Internal Revenue Code or other comparable non-ERISA laws and such person is authorized to execute the subscription agreement on behalf of the Plan;

●	the decision to invest in the Fund was made by each Fiduciary independent of the Adviser and the Adviser’s affiliates, and each Fiduciary has not relied on any individualized advice or recommendation of the Adviser, or the Adviser’s affiliates, as a primary basis for the decision to invest in the Fund;

●	the investment of Plan assets in the Fund is consistent with the provisions of the Plan, the Plan’s investment guidelines, if any, and all other documents that govern the Plan’s investments;

●	each Fiduciary responsible for the Plan’s investments has executed the subscription agreement;

●	each Fiduciary is: (1) responsible for the decision to invest in the Fund; and (2) qualified to make such investment decision;

●	the decision to invest the Plan’s assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and other applicable laws;

●	the purchase of the Institutional Shares by the Plan will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code; and

●	unless otherwise indicated in writing to the Fund, the Plan is not a participant-directed defined contribution plan.

The provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion contained in this prospectus, is, of necessity, general and may be affected by future publication of DOL regulations and rulings. Potential Plan investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Institutional Shares.

DESCRIPTION OF SHARES

The Fund

The Fund is a Delaware statutory trust and is governed by Delaware Statutory Trust Act, 12 Del. Code §§ 3801 et seq., as from time to time amended (the “Delaware Act”). The Certificate of Trust to establish the Fund under the Delaware Act was filed with the Secretary of State of the State of Delaware on August 19, 2016. The Delaware Act provides a statutory framework for the powers, duties, rights and obligations of the Board and the shareholders.

Shares of Beneficial Interest

The Declaration of Trust authorized the issuance of an unlimited number of shares of beneficial interest, par value $.001 per share. This Prospectus offers the Fund’s Institutional Shares. Currently, the Fund does not offer any other classes of shares. All distributions will be made ratably among the shareholders according to the number of Institutional Shares held of record.

Institutional Shares will, when issued, be fully paid and non-assessable, and will not have preemptive rights or rights to elect Trustees based on cumulative voting.

The Trustees will have full power and authority, in their sole discretion, and without obtaining any prior authorization or vote of the shareholders of any class, to establish and designate and to change in any manner any initial or additional classes and to fix such preferences, voting powers, rights and privileges of class, to divide or combine any classes into a greater or lesser number, to classify or reclassify any issued Shares or any classes into one or more classes of Shares, and to take such other action with respect to the shares as the Trustees may deem desirable.

No shareholder may be called upon for the payment of any sum of money or assessment whatsoever other than such as the shareholder may at any time personally agree to pay.

Shareholder Voting

Shareholders will have the power to vote only: (1) for the election of one or more Trustees in order to comply with the provisions of the 1940 Act; (2) with respect to a services agreement to the extent required under the 1940 Act; (3) with respect to the termination of the Fund or a class thereof to the extent required by applicable law; and(4) with respect to such additional matters relating to the Fund as may be required by the Declaration of Trust, the By-Laws or any registration of the Fund as an investment company under the 1940 Act or as the Trustees may consider necessary from time to time.

On any matters submitted to a vote of the shareholders, all Shares of the Fund then entitled to vote will be voted in aggregate, except: (1) when required by applicable law, Shares will be voted by class; and (2) when the matter involves any action that the Trustees have determined will affect only the interests of one or more classes, then only the shareholders of such class or classes will be entitled to vote thereon. A shareholder will be entitled to one vote for each Share on any matter on which such shareholder is entitled to vote. A shareholder of a class will be entitled to a proportionate fractional vote for each fractional Share of such class thereof on any matter on which such shareholder is entitled to vote.

Unless a larger percentage is required by law, the Declaration of Trust or the Trustees, one-third (1/3) of the Institutional Shares entitled to vote in person or by proxy on a particular matter will be a quorum for the transaction of business at a shareholders’ meeting with respect to that matter. Except when a larger vote is required by law, the Declaration of Trust or the Trustees, a majority of the Institutional Shares voted in person or by proxy on a particular matter at a meeting at which a quorum is present will decide any questions with respect to that matter and a plurality will elect a Trustee.

Election and Removal of Trustees

The Declaration of Trust provides that the Board may designate the number of Trustees and that Board vacancies may be filled by the remaining Trustees unless otherwise required under the 1940 Act. A Trustee may be removed, with or without cause, at any time by written instrument, signed by a majority of the Trustees prior to such removal or at any meeting of the Fund’s shareholders by vote of the shareholders owning at least two-thirds (2/3) of the outstanding Institutional Shares of the Fund.

Amendments to the Declaration of Trust and the By-Laws

Generally, the Trustees may, without shareholder vote, amend the Declaration of Trust. Shareholders, however, will have the right to vote: (1) on any amendment which would affect their right to vote granted in the Declaration of Trust (Section 6.1 of the Declaration of Trust); (2) on any amendment to that section of the Declaration of Trust governing the initiation of amendments to the Declaration of Trust (Section 10.6 of the Declaration of Trust); (3) on any amendment for which such vote is required by law; and (4) on any amendment submitted to them by the Trustees.

Please refer to the Declaration of Trust and By-Laws for a more complete discussion of the provisions summarized above.

OTHER INFORMATION

Fiscal/Tax Year End

The Fund’s fiscal year end is the twelve (12) month period ending April 30. The Fund’s tax year end is the twelve (12) month period ending October 31.

Independent Registered Public Accounting Firm

Cohen & Company, Ltd., 1350 Euclid Avenue, Suite 800, Cleveland, OH 44115 serves as the Fund’s independent registered public accounting firm.

Legal Counsel

Practus LLP, 11300 Tomahawk Creek Pkwy, Suite 310, Leawood, KS 66211, serves as legal counsel to the Fund as well as legal counsel to the Trustees who are not “interested persons” (as that term is defined under the 1940 Act) of the Fund.

Control Persons

A control person is a shareholder who owns beneficially or through controlled companies more than 25% of the voting securities of the Fund or acknowledges the existence of control. Shareholders owning voting securities in excess of 25% may determine the outcome of any matter affecting and voted on by shareholders of the Fund. As of July 31, 2026, no shareholder owned more than 25% of the voting securities of the Fund.

Outstanding Securities

Title of Class	Amount Authorized	Amount Held by Registrant for its Account	Amount Outstanding as of July 31, 2026
Institutional Shares	Unlimited	N/A	2,575,147.245

Inquiries

Inquiries regarding the Fund and its Institutional Shares (including the procedures for purchasing Institutional Shares) should be directed to:

Regular Mail:

Peachtree Alternative Strategies Fund
c/o Ultimus Fund Solutions, LLC
P.O. Box 46707
Cincinnati, OH 45246
(800) 657-3812

Overnight Mail:

Peachtree Alternative Strategies Fund

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

Rev. April 2017

PRIVACY NOTICE

FACTS	WHAT DOES PEACHTREE ALTERNATIVE STRATEGIES FUND DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
	■	Social Security number
	■	Assets
	■	Retirement Assets
	■	Transaction History
	■	Checking Account Information
	■	Purchase History
	■	Account Balances
	■	Account Transactions
	■	Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share your personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Peachtree Alternative Strategies Fund chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does Peachtree Alternative Strategies Fund share?	Can you limit this sharing?
For our everyday business purposes – Such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes – information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes – information about your creditworthiness	No	We don’t share
For nonaffiliates to market to you	No	We don’t share

Questions?	Call (800) 657-3812

Who we are
Who is providing this notice?	Peachtree Alternative Strategies Fund Ultimus Fund Distributors, LLC (Distributor) Ultimus Fund Solutions, LLC (Administrator and Transfer Agent)
What we do
How does Peachtree Alternative Strategies Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Peachtree Alternative Strategies Fund collect my personal information?	We collect your personal information, for example, when you.
	■	Open an account
	■	Provide account information
	■	Give us your contact information
	■	Make deposits or withdrawals from your account
	■	Make a wire transfer
	■	Tell us where to send the money
	■	Tell us who receives the money
	■	Show your government-issued ID
	■	Show your driver’s license
We also collect your personal information from other companies.
Why can’t I limit all sharing?	Federal law gives you the right to limit only.
	■	Sharing for affiliates’ everyday business purposes – information about your creditworthiness
	■	Affiliates from using your information to market to you
	■	Sharing for nonaffiliates to market to you
State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies.
	■	HB Wealth Management, LLC, the investment adviser to Peachtree Alternative Strategies Fund, could be deemed to be an affiliate.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies.
	■	Peachtree Alternative Strategies Fund does not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you.
	■	Peachtree Alternative Strategies Fund does not jointly market.

STATEMENT OF ADDITIONAL INFORMATION

August 28, 2026

Peachtree Alternative Strategies Fund – Institutional Shares

C/O Ultimus Fund Solutions, LLC

P.O. Box 46707

Cincinnati, OH 45246

(800) 657-3812 (toll-free)

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of the Peachtree Alternative Strategies Fund (the “Fund”) dated August 28, 2026 (the “Prospectus”). A copy of the Prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

i

THE FUND

The Fund is a Delaware statutory trust (the “Fund”). On August 19, 2016, the Fund filed a Certificate of Trust with the Secretary of State of the State of Delaware to create the Fund. Effective December 5, 2016, the Fund became registered as a non-diversified, closed-end investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). Currently, shares of the Fund’s Institutional Class (the “Institutional Shares”) are available for sale to Eligible Investors as that term is defined in the Prospectus. The Fund does not offer any other classes of shares of beneficial interest.

Simultaneous with the commencement of the Fund’s operations which occurred on January 3, 2017 (“Commencement of Operations”) and after the effective date of the Fund’s initial registration statement, H&B Hedge Fund, LLC (the “Predecessor Fund”) distributed its assets (after the payment of all remaining liabilities and obligations and the establishment of any reserves) to its investors. Upon receipt, certain of the investors contributed these assets to the Fund in return for Institutional Shares.

Since Institutional Shares acquired by the Initial Investor were not registered under the Securities Act of 1933, as amended (the “1933 Act”) at the time of acquisition, this transaction was effected pursuant to Section 4(a)(2) of the 1933 Act which exempts transactions by an issuer not involving any public offering.

This registration statement registers 321,349.558 Institutional Shares.

Currently, the Fund does not issue shares of beneficial interest other than the Institutional Shares.

INVESTMENT POLICIES AND PRACTICES

The Fund operates as a “fund of hedge funds” and provides investors access to a variety of professionally managed private investment funds that employ a variety of strategies including but not limited to: equity long/short, credit long/short, distressed credit, merger arbitrage, discretionary macro, event driven, structured credit arbitrage, statistical arbitrage and multi-strategy (each a “Portfolio Fund”). The Portfolio Funds are not registered under the 1940 Act and the Fund invests in Portfolio Funds organized outside of or within the U.S.

Unless otherwise specified, percentage limitations on investments set forth in the Prospectus and this SAI will be applied at the time of investment. Therefore, these percentages could be exceeded due to a decline in the Institutional Shares’ net asset value (“NAV”) due to fluctuations in the value of the Fund’s portfolio securities and the liquidation of portfolio securities to fulfill repurchase requests (which the Fund’s Board of Trustees (the “Board”) has, in its sole discretion, authorized) or to pay expenses.

Except for the Fund’s fundamental policies listed below, no other policy of the Fund, including its investment objective, is a fundamental policy of the Fund and may be changed by the Board without the vote of the Fund’s shareholders. Shareholders will be provided notice of any such change prior to, or in connection with, the Fund’s next tender offer.

Unless otherwise specified in the Prospectus or this SAI, in applying the investment restrictions and other policies of the Fund set forth in the Prospectus and this SAI, the Fund will not “look through” to the investments and trading activities of the Portfolio Funds, which may not be managed in accordance with the Fund’s investment policies and restrictions.

(1)	Fundamental Policies

The Fund’s fundamental policies, listed below, may not be changed without the vote of a majority of the Fund’s outstanding voting securities as defined in the 1940 Act. Under the 1940 Act, the vote of a majority of the outstanding voting securities means the vote, at a meeting of shareholders, of (i) 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (ii) more than 50% of the outstanding voting securities, whichever is less.

1

The Fund:

(i)	May borrow money or issue any senior security, to the extent permitted under the 1940 Act, and, as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

(ii)	May not invest more than 25% of the value of its total assets in the securities of a single industry other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry. For purposes of this investment restriction, the Portfolio Funds are not considered part of any industry and the Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries.

(iii)	May not act as underwriter of securities of other issuers, except to the extent that it may be deemed to be an underwriter under the federal securities laws when disposing securities it owns or when selling its own shares.

(iv)	May not purchase or sell real estate, except that, to the extent permitted by applicable law the Fund may: (a) invest in securities (i) directly or indirectly secured by real estate or interests therein; (ii) of companies that deal in real estate or are engaged in the real estate business, including real estate investment trusts and real estate operating companies; or (iii) issued by Portfolio Funds that invest in real estate or interests therein; and (b) acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund’s ownership of such other assets.

(v)	May not make loans to other persons, except that the acquisition of debt and other credit securities of all types or any similar instruments shall not be deemed to be the making of a loan. And except further that the Fund may lend its portfolio securities and enter into repurchase agreements, dollar rolls and similar transactions consistent with applicable law.

(vi)	May not purchase or sell physical commodities and commodity contracts, except that the Fund may: (a) enter into futures contracts and options thereon in accordance with applicable law; and (b) purchase and sell physical commodities if acquired as a result of ownership of securities or other instruments. The Fund will not consider stock index, currency, and other financial futures contracts, swaps, or hybrid instruments to be commodities for purposes of this investment policy. For purposes of this investment restriction, the Fund will not be prohibited from investing in Portfolio Funds which, in turn, invest, in commodities and commodity contracts.

Under the current provisions of the 1940 Act, the Fund may not: (1) issue a class of senior securities that is indebtedness in excess of 33 1/3% of the value of the Fund’s total assets; and (2) issue a class of senior securities that is stock in excess of 50% of the value of the Fund’s total assets.

(2)	Portfolio Funds and Other Investments

As described in the Prospectus, the Fund’s investment objective is to create a diversified portfolio of hedge fund strategies that generates attractive risk-adjusted returns relative to traditional asset classes and that generates a return stream that is not highly correlated to equity market performance.

To achieve its investment objective, the Fund invests in Portfolio Funds that employ a variety of strategies including but not limited to: equity long/short, credit long/short, distressed credit, merger arbitrage, discretionary macro, event driven, structured credit arbitrage, statistical arbitrage and multi-strategy. The Fund cannot guarantee that it will achieve its investment objective or that the portfolio design and risk control strategies will be successful.

Additional information regarding the types of securities and financial instruments in which the Fund and the Portfolio Funds may invest are set forth below.

2

(i)	Equity Securities

A Portfolio Fund may invest in equity securities including common stocks, preferred stocks and convertible securities and warrants of U.S. and foreign issuers including equity securities of smaller companies. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations may be pronounced.

Common Stock. Common stock represents an equity (ownership) interest in a company, and usually possesses voting rights and earns dividends. Common stockholders are not creditors of the company, but rather, upon liquidation of the company are entitled to their pro rata share of the company’s assets after creditors and, if applicable, preferred stockholders are paid. Dividends on common stock are not fixed but are declared at the discretion of the issuer. Common stock generally represents the riskiest investment in a company. In addition, common stock generally has the greatest appreciation and depreciation potential because increases and decreases in earnings are usually reflected in a company’s stock price.

Preferred Stock. Preferred stock is a class of stock having a preference over common stock as to the payment of dividends and the recovery of investment should a company be liquidated. Preferred stock, however, is usually junior to the debt securities of the issuer. Preferred stock typically does not possess voting rights and its market value may change based on changes in interest rates.

Convertible Securities. Convertible securities are fixed income securities, preferred stock or other securities that may be converted into or exchanged for a given amount of common stock of the same or a different issuer during a specified period of time at a specified price or formula. A convertible security entitles the holder to receive interest on debt or the dividend on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities ordinarily provide a stream of income with generally higher yields than those of common stock of the same or similar issuers, but lower than the yield of non-convertible debt. Convertible securities rank senior to common stock in a company’s capital structure but are usually subordinated to comparable non-convertible securities. By investing in convertible securities, the investor obtains the right to benefit from the capital appreciation potential in the underlying common stock upon the exercise of the conversion right, while earning higher current income than could be available if the stock was purchased directly. In general, the value of a convertible security is the higher of its investment value (its value as a fixed income security) and its conversion value (the value of the underlying shares of common stock if the security is converted).

The value of a convertible security generally increases when interest rates decline and generally decreases when interest rates rise. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, a convertible security’s conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. In addition, a convertible security generally will sell at a premium over its conversion value determined by the extent to which investors place value on the right to acquire the underlying common stock.

Because convertible securities are typically issued by smaller capitalized companies whose stock price may be volatile, the price of a convertible security may reflect variations in the price of the underlying common stock in a way that nonconvertible debt does not. Also, while convertible securities generally have higher yields than common stock, they have lower yields than comparable non-convertible securities and are subject to less fluctuation in value than underlying stock since they have fixed income characteristics. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security is called for redemption, a Portfolio Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party.

Smaller Capitalization Companies. To the extent that a Portfolio Fund invests in the equity securities of smaller companies, it takes on additional risks. Generally, the smaller the market capitalization of a company, the fewer the number of shares traded daily, the less liquid its stock and the more volatile its price. Market capitalization is determined by multiplying the number of its outstanding shares by the current market price per share. Companies with smaller market capitalizations also tend to have unproven track records, a limited product or service base and limited access to capital. These factors make smaller companies more likely to fail than companies with larger market capitalizations.

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(ii)	Fixed Income Securities

A Portfolio Fund may invest in fixed income securities of U.S. and foreign issuers including bonds, notes and debentures issued by U.S. and foreign corporations and governments, municipal securities, mortgage-related securities, asset-backed securities, zero-coupon securities and financial institution obligations.

Fixed income investors are subject to credit risk and interest rate risk. Generally, when interest rates decline, the value of fixed rate securities rise and when interest rates rise, the value of fixed rate securities decline. While changes in interest rates can cause the value of floating rate securities to fluctuate since the rates of these securities are adjusted periodically, the value of such securities are not as sensitive to interest rate fluctuations as are fixed rate securities. Changes in the ability of an issuer to make payments of interest and principal and in the markets’ perception of an issuer’s creditworthiness will also affect the market value of that issuer’s debt securities. As a result, a Portfolio Fund’s investment in fixed income securities is subject to risk even if all such fixed income securities are paid in full at maturity.

A Portfolio Fund may invest in both investment grade and non-investment grade fixed income securities. Investment grade fixed income securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a “Rating Agency”) in one of the four highest rating categories or, if not rated by a Rating Agency, have been determined by the Portfolio Fund’s investment manager (an “Investment Manager”) to be of comparable quality. Non-investment grade fixed income securities, including certain convertible debt securities, are considered by Rating Agencies to be predominantly speculative with respect to their issuer’s capacity to pay interest and/or repay principal. Non-investment grade securities in the lowest rating categories may be subject to a substantial risk of default or may be in default. Issuers of non-investment grade securities are generally more susceptible to adverse changes in the economic and business environment than issuers of investment grade securities. Adverse publicity and negative investor perception of lower-rated securities, based on the issuer’s fundamentals or otherwise, may cause the values or liquidity of such securities to decrease. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

Corporate Debt Obligations. Corporate debt obligations include corporate bonds, debentures, notes, commercial paper and other similar corporate debt instruments. Companies use these instruments to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest and must repay the amount borrowed at maturity. Companies issue commercial paper (short-term unsecured promissory notes) to finance their current obligations. Commercial paper normally has a maturity of less than 9 months.

Government Securities. U.S. Government Securities include securities issued by the U.S. Treasury and by U.S. Government agencies and instrumentalities. U.S. Government Securities may be supported by: (1) the full faith and credit of the United States (i.e., mortgage-related securities and certificates of the Government National Mortgage Association and securities of the Small Business Administration); (2) the right of the issuer to borrow from the U.S. Treasury (i.e., Federal Home Loan Bank securities); (3) the discretionary authority of the U.S. Treasury to lend to the issuer (e.g., Fannie Mae securities); or (4) solely by the creditworthiness of the issuer (i.e., Federal Home Loan Mortgage Corporation securities). Holders of U.S. Government Securities not backed by the full faith and credit of the U.S. must look principally to the agency or instrumentality issuing the obligation for repayment and may not be able to assert a claim against the U.S. in the event that the agency or instrumentality does not meet its commitment. There is no assurance that the U.S. Government will support securities not backed by its full faith and credit. Neither the U.S. Government nor any of its agencies or instrumentalities guarantees the market value of the securities they issue.

A Portfolio Fund may invest in fixed income securities issued by the governments of foreign countries or by those countries’ political subdivisions, agencies or instrumentalities as well as by supranational organizations such as the International Bank for Reconstruction and Development and the Inter-American Development Bank.

Municipal Securities. The states, territories and possessions of the U.S., their political subdivisions (such as cities, counties and towns) and various authorities (such as public housing or redevelopment authorities), instrumentalities, public corporations and special districts (such as water, or sanitation districts) issue municipal securities. In addition, municipal securities include securities issued by or on behalf of public authorities to finance various privately operated facilities, such as industrial development bonds, that are backed only by the assets and revenues of the non-governmental user (such as hospitals and airports).

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Municipal securities are issued to obtain funds for a variety of public purposes, including general financing for state and local governments, or financing for specific projects or public facilities. Municipal securities are generally classified as bonds, notes and leases. Municipal securities may be zero-coupon securities.

General obligation securities are secured by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue securities are payable from revenue derived from a particular facility, class of facilities or the proceeds of a special excise tax or other specific revenue source but not from the issuer’s general taxing power. Many of these bonds are additionally secured by a debt service reserve fund which can be used to make a limited number of principal and interest payments should the pledged revenues be insufficient. Various forms of credit enhancement, such as a bank letter of credit or municipal bond insurance, may also be employed in revenue bond issues. Private activity bonds and industrial revenue bonds do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Municipal bonds may also be moral obligation bonds, which are normally issued by special purpose public authorities. If the issuer is unable to meet its obligations under the bonds from current revenues, it may draw on a reserve fund that is backed by the moral commitment (but not the legal obligation) of the state or municipality that created the issuer.

Municipal bonds meet longer term capital needs of a municipal issuer and generally have maturities of more than one year when issued. Municipal notes are intended to fulfill the short-term capital needs of the issuer and generally have maturities not exceeding one year. They include tax anticipation notes, revenue anticipation notes, bond anticipation notes, construction loan notes and tax-exempt commercial paper. Municipal notes also include longer term issues that are remarketed to investors periodically, usually at one year intervals or less. Municipal leases generally take the form of a lease or an installment purchase or conditional sale contract. Municipal leases are entered into by state and local governments and authorities to acquire equipment and facilities such as fire and sanitation vehicles, telecommunications equipment and other capital assets. Leases and installment purchase or conditional sale contracts (which normally provide for title to the leased asset to pass eventually to the government issuer) have evolved as a means for governmental issuers to acquire property and equipment without being required to meet the constitutional and statutory requirements for the issuance of debt. The debt-issuance limitations of many state constitutions and statutes are deemed to be inapplicable because of the inclusion in many leases or contracts of “non-appropriation” clauses that provide that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis.

Mortgage-Related Securities. Mortgage-related securities represent interests in a pool of mortgage loans originated by lenders such as commercial banks, savings associations and mortgage bankers and brokers. Mortgage-related securities may be issued by governmental or government-related entities or by non-governmental entities such as special purpose trusts created by commercial lenders.

Pools of mortgages consist of whole mortgage loans or participations in mortgage loans. The majority of these loans are made to purchasers of 1-4 family homes. The terms and characteristics of the mortgage instruments are generally uniform within a pool but may vary among pools. For example, in addition to fixed-rate, fixed-term mortgages, a Portfolio Fund may purchase pools of adjustable-rate mortgages, growing equity mortgages, graduated payment mortgages and other types. Mortgage poolers apply qualification standards to lending institutions which originate mortgages for the pools as well as credit standards and underwriting criteria for individual mortgages included in the pools. In addition, many mortgages included in pools are insured through private mortgage insurance companies.

Mortgage-related securities differ from other forms of fixed income securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or on specified call dates. Most mortgage-related securities, however, are pass-through securities, which means that investors receive payments consisting of a pro-rata share of both principal and interest (less servicing and other fees), as well as unscheduled prepayments, as loans in the underlying mortgage pool are paid off by the borrowers. Additional prepayments to holders of these securities are caused by prepayments resulting from the sale or foreclosure of the underlying property or refinancing of the underlying loans. As prepayment rates of individual pools of mortgage loans vary widely, it is not possible to predict accurately the average life of a particular mortgage-related security. Although mortgage-related securities are issued with stated maturities of up to forty years, unscheduled or early payments of principal and interest on the mortgages may shorten considerably the securities’ effective maturities.

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Asset-Backed Securities. Asset-backed securities have structural characteristics similar to mortgage-related securities but have underlying assets that are not mortgage loans or interests in mortgage loans. Asset-backed securities represent fractional interests in, or are secured by and payable from assets such as motor vehicle installment sales contracts, installment loan contracts, leases of various types of real and personal property and receivables from revolving credit (e.g., credit card) agreements. Assets are securitized through the use of trusts and special purpose corporations that issue securities that are often backed by a pool of assets representing the obligations of a number of different parties. Asset-backed securities have structures and characteristics similar to those of mortgage-related securities and, accordingly, are subject to many of the same risks, although often, to a greater extent.

Zero-Coupon Securities. Zero-coupon securities are debt obligations that are issued or sold at a significant discount from their face value and do not pay current interest to holders prior to maturity, a specified redemption date or cash payment date. The discount approximates the total interest the securities will accrue and compound over the period to maturity or the first interest payment date at a rate of interest reflecting the market rate of interest at the time of issuance. The original issue discount on the zero-coupon securities must be included ratably in the income of a Portfolio Fund (and thus an investor’s) as the income accrues, even though payment has not been received. The Fund distributes all of its net investment income, and may have to sell portfolio securities to distribute imputed income, which may occur at a time when the Adviser would not have chosen to sell such securities and which may result in a taxable gain or loss. Because interest on zero-coupon securities is not paid on a current basis but is in effect compounded, the value of these securities is subject to greater fluctuations in response to changing interest rates, and may involve greater credit risks, than the value of debt obligations which distribute income regularly.

Zero-coupon securities may be securities that have been stripped of their unmatured interest stream. Zero-coupon securities may be custodial receipts or certificates, underwritten by securities dealers or banks, that evidence ownership of future interest payments, principal payments or both on certain U.S. Government securities. The underwriters of these certificates or receipts generally purchase a U.S. Government security and deposit the security in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the purchased unmatured coupon payments and the final principal payment of the U.S. Government security. These certificates or receipts have the same general attributes as zero-coupon stripped U.S. Treasury securities but are not supported by the issuer of the U.S. Government security. The risks associated with stripped securities are similar to those of other zero-coupon securities, although stripped securities may be more volatile, and the value of certain types of stripped securities may move in the same direction as interest rates.

Financial Institution Obligations. Obligations of financial institutions include certificates of deposit, bankers’ acceptances, time deposits and other short-term debt obligations. Certificates of deposit represent an institution’s obligation to repay funds deposited with it that earn a specified interest rate over a given period. Bankers’ acceptances are negotiable obligations of a bank to pay a draft which has been drawn by a customer and are usually backed by goods in international trade. Time deposits are non-negotiable deposits with a banking institution that earn a specified interest rate over a given period. Certificates of deposit and fixed time deposits, which are payable at the stated maturity date and bear a fixed rate of interest, generally may be withdrawn on demand by an investor but may be subject to early withdrawal penalties which could reduce their value. Although fixed time deposits do not in all cases have a secondary market, there are no contractual restrictions on the right to transfer a beneficial interest in the deposits to third parties.

A Portfolio Fund that invests in foreign securities may invest in Eurodollar certificates of deposit, which are issued by offices of foreign and domestic banks located outside the U.S.; Yankee certificates of deposit, which are issued by a U.S. branch of a foreign bank and held in the U.S.; Eurodollar time deposits, which are deposits in a foreign branch of a U.S. bank or a foreign bank; and Canadian time deposits, which are issued by Canadian offices of major Canadian banks. Each of these instruments is U.S. dollar denominated.

(iii)	Derivatives

A Portfolio Fund may engage in transactions involving derivatives including options, futures and swaps. Derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying assets, reference rate, or index. A Portfolio Fund may also engage in forward contracts, also derivatives, which are further discussed in “(iv) Foreign Currency Transactions,” below. A Portfolio Fund may also acquire rights/warrants issued in connection with preferred stock or bonds that it may hold.

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Derivatives may be volatile and involve a variety of types and degrees of risk. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small derivative position could have a large potential impact on a Portfolio Fund’s performance. Change in the value of a derivative may not correlate perfectly with relevant assets, rates, or indices. If a Portfolio Fund invests in derivatives at an inopportune time or its Investment Manager judges market conditions or the value of the instruments underlying the securities incorrectly, such an investment may lower the Portfolio Fund’s return or result in a loss. A Portfolio Fund exposed to derivatives may also experience losses if its derivatives are poorly correlated with its other investments, or if the Portfolio Fund is unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices of derivatives.

Futures. A Portfolio Fund may enter into futures contracts. A futures contract is a bilateral agreement where one party agrees to accept, and the other party agrees to make delivery of cash, an underlying security or a currency, as called for in the contract, at a specified date and at an agreed-upon price. A bond or stock index futures contract involves the delivery of an amount of cash equal to a specified dollar amount times the difference between the bond or stock index value at the close of trading of the contract and the price at which the futures contract is originally struck.

Futures transactions may be effected on securities exchanges, in the over-the-counter market, or negotiated directly between counterparties. Exchange traded futures contracts are standardized and the exchange serves as the ultimate counterparty for all contracts. Consequently, the primary credit risk on exchange traded futures contracts is the creditworthiness of the exchange. Such futures contracts, however, are still subject to market risk (i.e., exposure to adverse price changes). With respect to over-the-counter and negotiated contracts, a Portfolio Fund will bear the risk that the counterparty will be unable or unwilling to perform its obligations under the contract.

Initially, when purchasing or selling futures contracts, a Portfolio Fund will be required to deposit with its custodian, in the broker’s name, or with the broker directly, an amount of cash or cash equivalents. This amount is subject to change by the exchange or board of trade on which the contract is traded, and members of such exchange or board of trade may impose their own higher requirements. This amount is known as “initial margin” and is in the nature of a performance bond or good faith deposit on the contract that is returned to a Portfolio Fund upon termination of the futures position, assuming all contractual obligations have been satisfied. Subsequent payments, known as “variation margin,” to and from the broker will be made daily as the price of the index or securities underlying the futures contract fluctuates, making the long and short positions in the futures contract more or less valuable. At any time prior to the expiration of a futures contract, a Portfolio Fund may elect to close the position by taking an opposite position, at the then prevailing price, thereby terminating its existing position in the contract. Generally, futures contracts are closed out prior to the expiration date of the contracts.

No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting a Portfolio Fund to substantial losses. If it is not possible, or a Portfolio Fund determines not to close a futures position in anticipation of adverse price movements, the Portfolio Fund will be required to make daily cash payments of variation margin.

The value of a futures contract tends to increase and decrease consistent with the fluctuation in value of the asset underlying the contract. Generally, the purchase of a futures contract will increase a Portfolio Fund’s exposure to the volatility of the underlying asset while the value of a futures contract that is sold will perform inversely to the underlying security.

Options. A Portfolio Fund may purchase call and put options, and may write and sell covered or uncovered call and put options on specific securities, on indices, on currencies or on futures. Options transactions may be effected on securities exchanges, in the over-the-counter market, or negotiated directly between counterparties. Exchange traded options contracts are standardized and the exchange serves as the ultimate counterparty for all contracts. Consequently, the primary credit risk on exchange traded options contracts is the creditworthiness of the exchange. Such options contracts, however, are still subject to market risk (i.e., exposure to adverse price changes). With respect to over-the-counter and negotiated contracts, a Portfolio Fund will bear the risk that the counterparty will be unable or unwilling to perform its obligations under the contract.

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A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at the time of, or prior to, the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at the time of, or prior to, the expiration of the option. A covered call option is a call option with respect to which a Portfolio Fund owns the underlying security. The sale of such an option exposes a Portfolio Fund during the term of the option to a possible loss of the opportunity to realize appreciation in the market price of the underlying security or to a possible loss due to the continued holding of a security that might otherwise have been sold to protect against its price depreciation. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Portfolio Fund’s books. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets. Options sold by a Portfolio Fund may not be covered.

A Portfolio Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. A Portfolio Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, a Portfolio Fund would ordinarily effect a similar “closing sale transaction”, which involves liquidating a position by selling the option previously purchased, although the Portfolio Fund could exercise the option should it deem it advantageous to do so.

The successful use of options by a Portfolio Fund will be subject to the Investment Manager’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Rights and Warrants. Warrants are instruments, typically issued with preferred stock or bonds that permit, but do not obligate, the holder to purchase securities at a specified price, usually during a specified period of time. Rights are similar to warrants but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights have no voting rights with respect to securities they entitle the holder to purchase, receive no dividends and have no rights with respect to the assets of the issuer. Investments in warrants and rights involve certain risks, including the possible lack of a liquid market for their resale and potential price fluctuations as a result of speculation or other factors. If the underlying security does not rise above the conversion price of the right or warrant, the right or warrant may expire worthless. A warrant becomes worthless if it is not exercised within the specified time period.

Swap Agreements. A Portfolio Fund may enter into swap agreements including credit default, currency rate, equity index, interest rate, and total return swap agreements. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. Swap agreements are individually negotiated and structured to create exposure to a variety of different types of investments or market factors. For example, swap agreements may be structured to increase or decrease a Portfolio Fund’s exposure to long-term or short-term interest rates, foreign currency values, corporate borrowing rates, or other factors such as security prices, baskets of securities or inflation rates. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if a Portfolio Fund had invested directly in the asset that yielded the desired return.

These transactions generally do not involve the delivery of securities or other underlying assets or principal. Most swap agreements entered into by a Portfolio Fund will require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, a Portfolio Fund’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). Therefore, the risk of loss with respect to swaps is thus limited to the net amount of payments that a Portfolio Fund is contractually obligated to make. If the counterparty to a swap defaults, a Portfolio Fund’s risk of loss consists of the net amount of payments that the Portfolio Fund contractually is entitled to receive.

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Swap agreements are sophisticated hedging instruments that typically involve a small investment of cash relative to the magnitude of risks assumed. As a result, swaps can be highly volatile and may have a considerable impact on a Portfolio Fund’s performance. Depending on how they are used, swap agreements may increase or decrease the overall volatility of a Portfolio Fund’s investments and its share price and yield. Additionally, whether a Portfolio Fund’s use of swap agreements will be successful in furthering its investment objective will depend on the Investment Manager’s ability correctly to predict whether certain types of investments likely are to produce greater returns than other investments. Because they are two party contracts and because they may have terms of greater than seven days, swap agreements may be considered illiquid. The most significant factor in the performance of swap agreements is the change in the specific interest rate, currency, or other factor that determines the amounts of payments due to and from a Portfolio Fund. If a swap agreement calls for payments by a Portfolio Fund, the Portfolio Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement likely would decline, potentially resulting in losses for a Portfolio Fund. A Portfolio Fund may also suffer losses if it is unable to terminate outstanding swap agreements (either by assignment or other disposition) or reduce its exposure through offsetting transactions (i.e., by entering into an offsetting swap agreement with the same party or a similarly creditworthy party).

●	Interest Rate Swaps. Interest rate swaps involve the agreement by one party to make regular payments equal to a floating rate of interest times a “notional principal amount” (i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate), in return for payments from the counterparty equal to a fixed rate times the same amount, for a specific period of time. Payments may be made in the same or different currencies. Forms include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

●	Equity Index Swaps. Equity index swaps involve the exchange between parties of cash flows based upon the performance of an index or a portion of an index of securities which usually includes dividends. A party may purchase cash-settled options on equity index swaps. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

●	Currency Swaps. Currency swaps involve the exchange of rights to make or receive payments in specified foreign currencies. Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for another designated currency. Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The use of currency swaps is a highly specialized activity which involves special investment techniques and risks. If an Investment Manager is incorrect in its forecasts of market values and currency exchange rates, the Portfolio Fund’s performance will be adversely affected. If there is a default by the other party to such a transaction, the Portfolio Fund will have contractual remedies pursuant to the agreements related to the transaction.

●	Credit Default Swaps. The buyer of a credit default swap makes periodic premium payments to the seller during the swap term in exchange for the seller agreeing to make certain defined payments to the buyer in the event certain defined credit events occur with respect to a particular security, issuer or basket of securities. If a Portfolio Fund is a buyer and no credit event occurs, the Portfolio Fund may recover nothing if the swap is held through its termination date. However, if a credit event occurs, a Portfolio Fund generally may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the underlying security whose value may have significantly decreased. As a seller, a Portfolio Fund would effectively add leverage to its portfolio because, in addition to its total net assets, a Portfolio Fund would be subject to investment exposure on the notional amount of the swap. If a credit event were to occur, the value of any deliverable obligation received by the seller, coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. Credit default swap agreements may involve greater risks than if a Portfolio Fund had invested in the underlying obligation directly since, in addition to risks relating to the reference obligation, credit default swaps are subject to illiquidity risk, counterparty risk and credit risk.

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●	Total Return Swaps. A total return payor sells to the total return receiver an amount equal to all cash flows and price appreciation on a defined security or asset payable at periodic times during the swap term (i.e., credit risk) in return for a periodic payment from the total return receiver based on a fixed or floating rate plus the amount of any price depreciation on the reference security or asset. The total return payor does not need to own the underlying security or asset. The final payment at the end of the swap term includes final settlement of the current market price of the underlying reference security or asset, and payment by the applicable party for any appreciation or depreciation in value. Usually, collateral must be posted by the total return receiver to secure the periodic interest-based and market price depreciation payments depending on the credit quality of the underlying reference security and creditworthiness of the total return receiver, and the collateral amount is marked-to-market daily equal to the market price of the underlying reference security or asset between periodic payment dates.

(iv)	Foreign Currency Transactions

A Portfolio Fund may conduct foreign currency transactions. Foreign currency transactions include purchasing and selling foreign currencies on a spot (i.e. cash) basis, entering into forward or futures contracts to purchase or sell foreign currencies (see “Forward Foreign Currency Contracts” and “Foreign Currency Futures Contracts” below), and purchasing and selling options on foreign currencies (see “Foreign Currency Options” below). Foreign currency transactions may be used to hedge against uncertainty in the level of future foreign currency exchange rates and to increase current return.

Transaction hedging involves entering into foreign currency transactions with respect to specific receivables or payables generally arising in connection with the purchase or sale of portfolio securities. Transaction hedging is used to “lock in” the U.S. dollar price of a security to be purchased or sold, or the U.S. dollar equivalent of a dividend or interest payment in a foreign currency. The goal is to protect against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the applicable foreign currency during the period between the date on which the security is purchased or sold or on which the dividend or interest payment is declared, and the date on which such payments are made or received.

Position hedging involves entering into foreign currency transactions either to protect against: (1) a decline in the value of a foreign currency in which a security to be sold is denominated; or (2) an increase in the value of a foreign currency in which a security to be purchased is denominated.

Neither transaction nor position hedging eliminates fluctuations in the underlying prices of the securities that a Portfolio Fund owns or intends to purchase or sell. They simply establish a rate of exchange that can be achieved at some future point in time. Additionally, although these techniques tend to minimize the risk of loss due to a decline in the value of the hedged currency, they also tend to limit any potential gain that might result from the increase in the value of such currency.

Hedging transactions are subject to correlation risk due to the fact that the amounts of foreign currency exchange transactions and the value of the portfolio securities involved will not generally be perfectly matched. This is because the future value of such securities in foreign currencies will change as a consequence of market movements in the values of those securities between the dates the currency exchange transactions are entered into and the dates they mature.

The cost of currency conversions also may affect a Portfolio Fund’s investment returns. Although a fee is not charged to convert one currency into another, foreign exchange dealers do profit on the spread between the currencies purchased and sold. A dealer may agree to sell a foreign currency at one rate and offer a lesser rate of exchange to repurchase the same currency from a Portfolio Fund.

Forward Foreign Currency Contracts. A forward foreign currency contract or forward contract involves an obligation to purchase or sell a specific amount of a specific currency at a future date, which may be any fixed number of days (usually less than one year) from the date of the contract agreed upon by the parties, at a price set at the time of the contract. In the case of a cancelable forward contract, the holder has the unilateral right to cancel the contract at maturity by paying a specified fee. The contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A forward contract generally has no deposit requirement, and no commissions are charged at any stage for trades. Forward contracts are considered to be derivatives.

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A Portfolio Fund may enter into forward contracts to “lock in” the U.S. dollar value of securities/financial interests it has agreed to buy or sell for the period between the trade date and the settlement date. A Portfolio Fund may also enter into a forward contract to sell or buy the amount of a foreign currency it believes may experience a substantial movement against the U.S. dollar. In this case, the forward contract would approximate all or a portion of the securities/financial interests of the Portfolio Fund denominated in that currency.

The precise matching of forward contract amounts and the value of the securities/financial interests involved is generally not possible since the future value of such securities in foreign currencies will change between the date of the contract and the contract’s maturity. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. At the maturity of a forward contract, a Portfolio Fund may either sell portfolio securities/financial interests and make delivery of the foreign currency, or it may retain the portfolio securities/interest and terminate its obligation to deliver the currency by purchasing an “offsetting” contract obligating it to purchase, on the same maturity date, the amount of the foreign currency.

Because it is impossible to forecast with absolute precision the market value of portfolio securities/financial interests at the expiration of a forward contract, it may be necessary for a Portfolio Fund to purchase additional currency on the spot market (and bear the expense of such transaction) if the market value of the securities/financial interests is less than the amount of foreign currency the Portfolio Fund is required to deliver and a decision is made to sell the securities/interests and deliver the currency. Conversely, it may be necessary to sell on the spot market some of the currency realized from the sale of portfolio securities/interests if the market value thereof exceeds the value of currency obligated to be delivered. If a Portfolio Fund determines to maintain the portfolio securities/interests and enter into an offsetting forward contract to close out its currency delivery obligations, it will incur a gain or loss if there is movement in the forward contract prices. If an offsetting transaction is taken, a Portfolio Fund will enter into a forward contract to sell the foreign currency. If forward prices decline between the date of the original forward contract and the offsetting contract, a gain will be realized if the price of currency it has agreed to sell is higher than the price of the currency it has agreed to purchase. If forward prices increase, a loss will be incurred if the price of the currency agreed to be purchased is higher than the price of the currency agreed to be sold. Although forward contracts can reduce the risk of loss due to a decline in the value of the hedged currencies, they also limit any potential gain that might result from an increase in the value of the currencies.

Foreign Currency Futures Contracts. A foreign currency futures contract is a standardized contract for the future delivery of a specified amount of a foreign currency at a future date at a price set at the time of the contract. Foreign currency futures contracts traded in the U.S. are designed by and traded on U.S. exchanges.

At the maturity of a currency futures contract, a Portfolio Fund may either accept or make delivery of the currency specified in the contract, or at or prior to maturity enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to futures contracts are effected on a commodities exchange; a clearing corporation associated with the exchange assumes responsibility for closing out such contracts.

See generally, “Derivatives” and “Derivatives - Futures” above.

Foreign Currency Options. Options on foreign currencies operate similarly to options on securities, and are traded primarily in the over-the-counter market (“OTC options”), although options on foreign currencies may also be listed on several exchanges. There can be no assurance that a liquid secondary market will exist for a particular option at any specific time. Options on foreign currencies are affected by all of those factors which influence exchange rates and investments generally.

Writing covered call options on currencies may offset some of the costs of hedging against fluctuations in currency exchange rates. For transaction hedging purposes, a Portfolio Fund may also purchase exchange-listed and OTC put and call options on foreign currency futures contracts and on foreign currencies. A put option on a futures contract gives a Portfolio Fund the right to assume a short position in the futures contract until expiration of the option. A call option on a futures contract gives a Portfolio Fund the right to assume a long position in the futures contract until the expiration of the option.

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The value of a foreign currency option is dependent upon the value of the foreign currency and the U.S. dollar, and may have no relationship to the investment merits of a foreign security. Because foreign currency transactions occurring in the interbank market involve substantially larger amounts than those that may be involved in the use of foreign currency options, investors may be disadvantaged by having to deal in an odd lot market (generally consisting of transactions of less than $1 million) for the underlying foreign currencies at prices that are less favorable than for round lots.

There is no systematic reporting of last sale information for foreign currencies and there is no regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis. Available quotation information is generally representative of very large transactions in the interbank market and thus may not reflect relatively smaller transactions (less than $1 million) where rates may be less favorable. The interbank market in foreign currencies is a global, around-the-clock market. To the extent that the U.S. options markets are closed while the markets for the underlying currencies remain open, significant price and rate movements may take place in the underlying markets that cannot be reflected in the U.S. options markets. Options contracts are generally valued at the mean of the bid and asked price as reported on the highest-volume exchange (in terms of the number of option contracts traded for that issue) on which such options are traded.

See generally, “Derivatives” and “Derivatives - Options” above.

(v)	Foreign Securities

Interests in each Portfolio Fund in which the Fund invests are valued in U.S. dollars.

A Portfolio Fund may invest in securities issued or guaranteed by foreign companies or foreign governments, their political subdivisions, agencies or instrumentalities, and obligations of supranational entities such as the World Bank and the Asian Development Bank. Foreign securities are normally denominated and traded in foreign currencies. Although foreign exchange dealers do not charge a fee for currency conversion, they do realize a profit based on the difference (the “spread”) between prices at which they buy and sell various currencies. Thus, a dealer may offer to sell a foreign currency to a Portfolio Fund at one rate, while offering a lesser rate of exchange should the Portfolio Fund desire to resell that currency to the dealer. For additional information see “Foreign Currency Transactions” above.

Investments in the securities of foreign issuers may involve risks in addition to those normally associated with investments in the securities of U.S. issuers. All foreign investments are subject to risks of foreign political and economic instability, adverse movements in foreign exchange rates, the imposition or tightening of exchange controls or other limitations on repatriation of foreign capital, and changes in foreign governmental attitudes towards private investment, possibly leading to nationalization, increased taxation or confiscation of foreign investors’ assets.

Moreover, dividends payable on foreign securities may be subject to foreign withholding taxes, thereby reducing the income available for distribution to a Portfolio Fund’s shareholders; commission rates payable on foreign transactions are generally higher than in the U.S.; foreign accounting, auditing and financial reporting standards differ from those in the U.S. and, accordingly, less information may be available about foreign companies than is available about issuers of comparable securities in the U.S. and foreign securities may trade less frequently and with lower volume and may exhibit greater price volatility than U.S. securities.

Foreign exchange rates will also affect the value in U.S. dollars of all foreign currency-denominated securities held by a Portfolio Fund. Exchange rates are influenced generally by the forces of supply and demand in the foreign currency markets and by numerous other political and economic events occurring outside the U.S., many of which may be difficult, if not impossible, to predict.

Income from foreign securities will be received and realized in foreign currencies, and a Portfolio Fund is required to compute and distribute income in U.S. dollars. Accordingly, a decline in the value of a particular foreign currency against the U.S. dollar occurring after a Portfolio Fund’s income has been earned and computed in U.S. dollars may require the Portfolio Fund to liquidate portfolio securities to acquire sufficient U.S. dollars to make a distribution. Similarly, if the exchange rate declines between the time a Portfolio Fund incurs expenses in U.S. dollars and the time such expenses are paid, the Portfolio Fund may be required to liquidate additional foreign securities to purchase the U.S. dollars required to meet such expenses.

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A Portfolio Fund may purchase foreign bank obligations. In addition to the risks described above that are generally applicable to foreign investments, the investments that a Portfolio Fund may make in obligations of foreign banks, branches or subsidiaries may involve further risks, including differences between foreign banks and U.S. banks in applicable accounting, auditing and financial reporting standards, and the possible establishment of exchange controls or other foreign government laws or restrictions applicable to the payment of certificates of deposit or time deposits that may affect adversely the payment of principal and interest on the securities held by the Portfolio Fund.

Depositary Receipts. American Depositary Receipts (“ADRs”) are securities, typically issued by a U.S. financial institution (a “depositary”), that evidence ownership interests in a security or a pool of securities issued by a foreign issuer and deposited with the depositary. ADRs include American Depositary Shares and New York Shares. European Depositary Receipts (“EDRs”), which are sometimes referred to as Continental Depositary Receipts (“CDRs”), are securities, typically issued by a non-U.S. financial institution, that evidence ownership interests in a security or a pool of securities issued by either a U.S. or foreign issuer. Global Depositary Receipts (“GDRs”) are issued globally and evidence a similar ownership arrangement. Generally, ADRs are designed for trading in the U.S. securities markets, EDRs are designed for trading in European securities markets and GDRs are designed for trading in non-U.S. securities markets.

Depositary receipt facilities may be established as either “unsponsored” or “sponsored.” While depositary receipts issued under these two types of facilities are in some respects similar, there are distinctions between them relating to the rights and obligations of depositary receipt holders and the practices of market participants. A depositary may establish an unsponsored facility without participation by (or even necessarily the permission of) the issuer of the deposited securities, although typically the depositary requests a letter of non-objection from such issuer prior to the establishment of the facility. Holders of unsponsored depositary receipts generally bear all the costs of such facility. The depositary usually charges fees upon the deposit and withdrawal of the deposited securities, the conversion of dividends into U.S. dollars, the disposition of non-cash distributions, and the performance of other services. The depositary of an unsponsored facility frequently is under no obligation to pass through voting rights to depositary receipt holders in respect of the deposited securities. In addition, an unsponsored facility is generally not obligated to distribute communications received from the issuer of the deposited securities or to disclose material information about such issuer in the U.S. and there may not be a correlation between such information and the market value of the depositary receipts.

Sponsored depositary receipt facilities are created in generally the same manner as unsponsored facilities, except that the issuer of the deposited securities enters into a deposit agreement with the depositary. The deposit agreement sets out the rights and responsibilities of the issuer, the depositary, and the depositary receipt holders. With sponsored facilities, the issuer of the deposited securities generally will bear some of the costs relating to the facility (such as dividend payment fees of the depositary) although depositary receipt holders continue to bear certain other costs (such as deposit and withdrawal fees). Under the terms of most sponsored arrangements, depositaries agree to distribute notices of shareholder meetings and voting instructions, and to provide shareholder communications and other information to the depositary receipt holders at the request of the issuer of the deposited securities.

(vi)	Illiquid Securities

A Portfolio Fund may invest in illiquid investments. Illiquid investments are investments that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which a Portfolio Fund has valued the investment and include, among other instruments, repurchase agreements not entitling the Portfolio Fund to payment of principal within seven days. Illiquid securities include restricted securities. Restricted securities are any securities which are subject to restriction on resale under federal securities law. Illiquid securities are any securities for which there is a limited trading market and may, therefore, be difficult to sell at market value. Because restricted and illiquid securities may be difficult to sell at an acceptable price, they may be subject to greater volatility and may result in a loss to a Portfolio Fund.

Illiquid investments may be more difficult to value than liquid investments. The valuation of illiquid investments involves estimates, uncertainties and judgments, and if such valuations are inaccurate or delayed, the NAV of a Portfolio Fund, and consequently the Fund, may be overstated or understated. The sale of illiquid investments generally may require more time and may result in higher selling expenses than the sale of liquid investments. A Portfolio Fund might not be able to dispose of restricted or other illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying liquidation requests.

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The Fund’s investments in the Portfolio Funds are themselves illiquid and are subject to substantial restrictions on transfer. Moreover, the Fund will typically only be able to liquidate its interests in Portfolio Funds at certain times which may restrict the Fund’s ability to redeem its investment to limit losses thereon.

Side Pockets. A Portfolio Fund may hold illiquid investments, the market values of which are not readily ascertainable in one or more specially-designated accounts (“Side Pockets”). An investor, including the Fund, in a Portfolio Fund which holds investments in Side Pockets is generally not able to redeem the portion of its interest in the Portfolio Fund that is attributable to the Side Pocket. Because subscriptions and redemptions of the Fund are based on the Fund’s NAV any such overstatement or understatement may adversely affect incoming or redeeming shareholders or remaining shareholders. The Board has adopted policies governing the Fund’s participation in side pocket investments.

(vii)	Lending Portfolio Securities

A Portfolio Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. A Portfolio Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which enable the Portfolio Fund an opportunity to earn interest on the amount of the loan and on the loaned securities collateral. A Portfolio Fund typically will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. A Portfolio Fund might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Portfolio Fund.

Other risks in lending portfolio securities include possible delay in receiving additional collateral or in the recovery of the loaned securities or the possible loss of rights in the collateral should the borrower fail financially. In addition, a Portfolio Fund is responsible for any loss that might result from its investment of the borrower’s collateral.

(viii)	Borrowing

The Fund may enter into a credit facility with a third-party lender to facilitate borrowing. The Fund may utilize credit facilities for: (i) satisfying periodic offers to repurchase Institutional Shares when and if authorized by the Board; (ii) paying fees and expenses; and (iii) making investments in anticipation of the receipt of subscription funds. Although the Fund does not anticipate using borrowings for other purposes, the Fund reserves the right in the future to utilize credit facilities for other purposes it may deem appropriate.

The Portfolio Funds may also borrow for similar and other non-leverage purposes.

(ix)	Leverage

The Portfolio Funds may engage in various forms of leverage. Leverage can be employed in a variety of ways including using margin (an amount of cash or eligible securities an investor deposits with a broker when borrowing to buy equity and fixed income securities), selling short equity and fixed income securities, using derivatives and participating in other forms of direct or indirect borrowings.

Generally, leverage creates the risk of magnified capital. Leverage may involve the creation of a liability that requires the payment of interest (or the creation of a liability that does not entail any interest costs (for instance, a futures contract). The risks of leverage include a higher volatility of the NAV of the Institutional Shares or a Portfolio Fund and the relatively greater effect on the NAV caused by favorable or adverse market movements or changes in the cost of cash obtained by leveraging and the yield from invested cash. So long as the Fund or a Portfolio Fund is able to realize a net return on its investment portfolio that is higher than interest expense incurred, if any, leverage will result in higher current net investment income than if the portfolio was not leveraged. Changes in interest rates and related economic factors could cause the relationship between the cost of leveraging and the yield to change so that rates involved in the leveraging arrangement may substantially increase relative to the yield on the obligations in which the proceeds of the leveraging have been invested. To the extent that the interest expense involved in leveraging approaches the net return on the Fund’s or Portfolio Fund’s investment portfolio, the benefit of leveraging will be reduced, and, if the interest expense on borrowings were to exceed the net return to investors, the use of leverage would result in a lower rate of return than if leverage was not employed. In an extreme case, if the Fund’s or a Portfolio Fund’s investment income were not sufficient to meet the interest expense of leveraging, it could be necessary for the Fund or the Portfolio Fund, as applicable, to liquidate certain of its investments at an inappropriate time.

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(x)	Money Market Instruments/Funds

The Fund may hold cash or cash equivalents to satisfy Fund expenses and to implement a temporary defensive position. A Portfolio Fund may also invest in cash or cash equivalents. Cash equivalents include money market instruments which are high quality, short-term fixed income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation and reverse repurchase agreements entered into with banks or broker-dealers.

See “Fixed Income Securities – Financial Institution Obligations” above and “Reverse Repurchase Agreements” below.

(xi)	Repurchase Agreements

A repurchase agreement involves a Portfolio Fund’s purchase of securities from a bank or securities dealer that agrees to repurchase the securities at a higher price on a designed future date. If the seller of the securities becomes insolvent or otherwise fails to repurchase the securities, the Fund or Portfolio Fund, as applicable, has the right to sell the securities. This right may be restricted or the value of securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings against the seller prior to the expiration of the agreement, the Portfolio Fund might encounter a delay and incur costs, including a decline in the value of securities, before being able to sell securities. The Fund has adopted policies to limit the risks associated with the participation in repurchase agreements.

(xii)	Reverse Repurchase Agreements

A reverse repurchase agreement involves a Portfolio Fund’s sale of securities to a bank or securities dealer and an agreement by the Fund or Portfolio Fund to repurchase the securities at a fixed price on a specific date. These transactions involve the risk that the counterparty will be unable or unwilling to complete the transaction as scheduled which may causes losses to a Portfolio Fund. Reverse repurchase agreements are a form of leverage which may cause an increase in the volatility of a Portfolio Fund’s portfolio.

(xiii)	Short Selling

A Portfolio Fund may engage in short selling. A Portfolio Fund may use short selling to limit its exposure to a possible market decline in its portfolio investments or to take advantage of anticipated market declines of certain securities. Short selling involves selling securities, which may or may not be owned, by borrowing the securities and delivering them to a purchaser, with an obligation to return the borrowed securities at a later date. Short selling allows the investor to profit from declines in market prices. However, to the extent that the borrowed securities must be replaced by purchases at market prices in order to close out the short position, any appreciation in the price of the borrowed securities results in a loss. Possible losses from short sales differ from losses on long positions because losses from short sales may be unlimited whereas losses from purchases cannot exceed the total amount invested. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the losses from short sales.

(xiv)	When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, a Portfolio Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when a Portfolio Fund enters into the commitment, but the Portfolio Fund does not make payment until it receives delivery from the counterparty. After a Portfolio Fund commits to purchase such securities, but before delivery and settlement, it may sell the securities.

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Securities purchased on a forward commitment, or when-issued or delayed delivery basis are subject to changes in value, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public’s perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates and/or credit spreads. Securities so purchased may expose a Portfolio Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when a Portfolio Fund is fully or almost fully invested increases such Portfolio Fund’s leverage which would magnify losses. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by a Portfolio Fund on a forward basis will not honor its purchase obligation. In such cases, a Portfolio Fund may incur a loss.

(xv)	Temporary Defensive Positions

From time to time, the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies, in attempting to respond to adverse market, economic, political or other conditions. For example, the Fund may hold all or a portion of its assets in cash, money market mutual funds, investment grade short-term money market instruments, U.S. Government and agency securities, commercial paper, certificates of deposit, repurchase agreements and other cash equivalents. See “Fixed Income Securities – Financial Institution Obligations” and “Money Market Instruments/Funds” and “Repurchase Agreements” above.

The Fund may invest up to 20% of total assets in cash equivalents at any time to maintain liquidity or pending selection of investments in accordance with its investment strategies.

As a result of engaging in these temporary measures, the Fund may not achieve its investment objective.

REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF SHARES

(1)	Repurchase Offers

The Fund may from time to time offer to repurchase Institutional Shares pursuant to written repurchase offers. Repurchase offers will be made at such times and on such terms as may be determined by the Board in its sole discretion. In determining whether the Fund should repurchase Institutional Shares from shareholders pursuant to written tenders, the Board will consider various factors, including but not limited to those listed in the Prospectus.

The Board convenes quarterly to consider whether or not to authorize a repurchase offer. The Board expects that repurchase offers, if authorized, will be made no more frequently than on a quarterly basis and will typically have a Valuation Date as of March 31, June 30, September 30 or December 31 (or, if any such date is not a Business Day, on the last Business Day of such calendar quarter) (a “Valuation Date”).

Unless the Board determines that a repurchase offer should be funded by borrowings rather than a liquidation of the Fund’s interests in Portfolio Funds and elects to commence the repurchase offer at a time closer to the Valuation Date, the Fund shall commence the repurchase offer and provide the Notice to each shareholder at least seventy-five (75) days prior to the Valuation Date set forth in the repurchase offer. Generally, shareholders must provide a written tender request as to their intention to tender all or a portion of their Institutional Shares at least forty-five (45) days prior to the Valuation Date.

The Board will cause the Fund to make offers to repurchase Institutional Shares from shareholders pursuant to written tenders only on terms it determines to be fair to the Fund and to shareholders. When the Board determines that the Fund will repurchase Institutional Shares, notice will be provided to each shareholder describing the terms thereof, and containing information shareholders should consider in deciding whether and how to participate in such a tender offer. If a repurchase offer is oversubscribed by shareholders, the Fund generally will repurchase only a pro-rata portion of the Institutional Shares tendered by each shareholder.

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The Fund’s assets consist primarily of interests in the Portfolio Funds. Generally, in order to finance the repurchase of Institutional Shares pursuant to repurchase offers, the Fund may liquidate all or a portion of its interest in one or more Portfolio Funds. The Fund may also use available cash to fund a repurchase offer. Because interests in a Portfolio Fund are generally not transferable, the Fund may withdraw a portion of its interest in a Portfolio Fund only pursuant to the redemption terms of that Portfolio Fund, which may include a redemption gate. To the extent that redemptions from a Portfolio Fund exceed a gate, the amount of the Portfolio Fund’s interests which the Fund may liquidate, will be reduced on a pro rata basis with other investors in the Portfolio Fund and the Fund’s offer to repurchase its interests may be correspondingly reduced. The Fund may also borrow money in order to finance the repurchase of Institutional Shares.

(2)	Mandatory Redemptions

As noted in the Prospectus, the Fund has the right to repurchase Institutional Shares of a shareholder or any person acquiring Institutional Shares from or through a shareholder under certain circumstances. Such mandatory repurchases may be made if:

●	The Institutional Shares have been transferred in violation of the Declaration of Trust or the Institutional Shares have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the shareholder;

●	Ownership of the Institutional Shares by a shareholder or other person is likely to cause the Fund to be in violation of, or require registration of any Institutional Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

●	Continued ownership of the Institutional Shares may be harmful or injurious to the business or reputation of the Fund, the Board or the investment adviser or any of their affiliated persons, or may subject the Fund or any of the shareholders to an undue risk of adverse tax or other fiscal or regulatory consequences;

●	Any of the representations and warranties made by a shareholder or other person in connection with the acquisition of the Institutional Shares was not true when made or has ceased to be true;

●	With respect to a shareholder subject to special regulatory or compliance requirements, such as those imposed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Bank Holding Company Act or certain Federal Communication Commission regulations, the Fund will likely be subject to additional regulatory or compliance requirements by virtue of such shareholder continuing to hold Institutional Shares; or

●	It would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase the Institutional Shares.

(3)	Transfers of Institutional Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in its sole discretion. An Institutional Share (or portion of an Institutional Share) held by a shareholder may be transferred only (1) by operation of law due to the death, bankruptcy, insolvency, adjudicated incompetence, or dissolution of the shareholder or (2) under certain limited circumstances, with the written consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances). No transfer will be permitted unless the Fund consults with its counsel and counsel confirms that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation. Notwithstanding a finding that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation, the Board generally may not consent to a transfer of an Institutional Share (or portion of an Institutional Share) unless the following conditions are met: (1) the transferring shareholder has been a shareholder for at least six months; (2) the proposed transfer is to be made on the valuation date of an offer by the Fund to repurchase the Institutional Share (or portion of the Institutional Share); and (3) the transfer is one in which the tax basis of the Institutional Share in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring shareholder (e.g., certain transfers to affiliates). Notice to the Fund of any proposed transfer of an interest must include evidence satisfactory to the Board that the proposed transferee satisfies the eligibility requirements to invest in the Fund as described in the Prospectus (an “Eligible Investor”).

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Any transferee that is an Eligible Investor and that acquires Institutional Shares in the Fund by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetency, or dissolution of a shareholder, will be entitled to the allocations and distributions allocable to the Institutional Shares so acquired and to transfer such Institutional Shares in accordance with the terms of the Declaration of Trust but will not be entitled to the other rights of a shareholder unless and until such transferee becomes a substituted shareholder as provided in the Declaration of Trust. If a shareholder transfers Institutional Shares with the approval of the Board, the Fund will promptly take all necessary actions to admit such transferee as a shareholder. Each shareholder and transferee is required to pay all expenses, including attorneys’ and independent registered public accounting firm’s fees, incurred by the Fund in connection with such transfer. If a transferee is not an Eligible Investor, the Fund reserves the right to redeem its Institutional Shares. Any transfer of Institutional Shares in violation of the Declaration of Trust will not be permitted and will be void.

The Declaration of Trust provides, in part, that each shareholder has agreed to indemnify and hold harmless the Fund, the Board, the Adviser, each other shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such shareholder in violation of these provisions or any misrepresentation made by such shareholder in connection with any such transfer.

BOARD OF TRUSTEES

The Board provides broad oversight over the operations and affairs of the Fund, and has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Fund’s businesses. The Board exercises the same powers, authority and responsibilities on behalf of the Fund, as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

Trustees are not required to invest in the Fund. As of the date of this SAI, all y of the Trustees are persons who are not “interested persons” (as defined in the 1940 Act) of the Fund (each an “Independent Trustee”). The Independent Trustees perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

The identity of the Trustees and officers of the Fund and brief biographical information regarding each Trustee and officer during the past five years is set forth below. The address for all Trustees is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

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(1)	Trustees

Name and Year of Birth	Position(s) Held with Company	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past Five Years	Number of Funds in Complex Overseen by Trustee	Other Directorships Held by Trustee During the Past 5 Years
Independent Trustees:
Catherine Abely Born: 1961	Trustee and Chairwoman; Member, Audit Committee; Chairwoman and Member, Nominating Committee	Since 2016	Principal, Mercer Investments (2019 to present); Investment Director; Children’s Healthcare of Atlanta, Inc. (2000 to 2018); Member of the Investment Committee for the Woodruff Arts Center (2019 to present).	1	HB Wealth Credit Opportunities Fund (2026 to present)
Conrad S. Ciccotello Born: 1960	Trustee; Member, Audit Committee; Member, Nominating Committee	Since 2016	Professor and Director of the Reiman School of Finance in Daniels College of Business at the University of Denver (since July 2017); Associate Professor of Risk Management and Insurance, Robinson College of Business, Georgia State University (1999 to June 2017).	1	HB Wealth Credit Opportunities Fund (2026 to present); Tortoise Capital Advisers Fund Complex (until 2026) and CorEnergy Infrastructure Trust, Inc. (until 2024)
Eli P. Niepoky Born: 1966	Trustee; Chairwoman/Member, Audit Committee; Member, Nominating Committee	Since 2022	Treasurer, The Robert W. Woodruff Foundation (since May 2021); Chief Investment Officer (October 2020 to May 2021) and Vice President, Investments (March 2018 to October 2020), Berman Capital Advisors; Independent Consultant (January 2017 to February 2018); Chair of the Board of Trustees and Member of the Investment Committee, Employees’ Retirement System of Georgia (February 2014 to June 2025); Advisor, Investment Committee, Fetzer Institute (2023 to present).	1	SEI Asset Allocation Trust, SEI Daily Income Trust, SEI Institutional International Trust, SEI Institutional Investments Trust, SEI Institutional Managed Trust, SEI Tax Exempt Trust, Adviser Managed Trust, New Covenant Funds, SEI Catholic Values Trust and SEI Exchange Traded Funds (2025 to present)

(1)	Each Trustee serves until retirement, resignation or removal from the Board. Trustees may be removed in accordance with the Declaration of Trust with or without cause by written instrument signed by a majority of the Trustees or by vote of a majority of the shareholders, at a meeting holding at least two-thirds (2/3) of outstanding Institutional Shares.

In addition to the information set forth in the table above, each Trustee possesses other relevant qualifications, experience, attributes or skills. The following provides additional information about these qualifications and experience.

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Independent Trustees.

Catherine Abely. Ms. Abely currently works as a Principal at Mercer Investments. Her experience also includes serving as the Investment Director of Children’s Healthcare of Atlanta, Inc. from 2000 to 2018 and serving as a member of the Investment Committee for the Woodruff Arts Center since 2019. Prior thereto, Ms. Abely was an audit manager for a large national public accounting firm. Ms. Abely is a Certified Public Accountant, Chartered Financial Analyst and Chartered Alternative Investment Analyst. These roles provide Ms. Abely with a strong understanding of management and financial reporting matters. Ms. Abely has been designated as an “audit committee financial expert” to the Fund’s Audit Committee, as that designation is defined by SEC rules.

Conrad S. Ciccotello. Dr. Ciccotello currently serves as a Professor and Director of the Reiman School of Finance in the Daniels College of Business at the University of Denver. From 1999 to 2017, he was an Associate Professor and Director of Asset and Wealth Management Programs in the Robinson College of Business, Georgia State University. Dr. Ciccotello has testified before the Georgia Senate regarding investment policy and has also served as the Investment Consultant to the University System of Georgia for its defined contribution retirement plan for eight years. He has published a number of academic and professional journal articles on investment company performance and structure. These experiences provide Dr. Ciccotello with a strong understanding of management and financial reporting matters and investment company operations. Dr. Ciccotello has been designated as an “audit committee financial expert” to the Fund’s Audit Committee, as that designation is defined by SEC rules.

Eli P. Niepoky. Ms. Niepoky currently serves as Treasurer of The Robert W. Woodruff Foundation. She previously worked at Berman Capital Advisors, where she served as Chief Investment Officer from October 2020 to May 2021 and as Vice President, Investments, from March 2018 to October 2020. Ms. Niepoky was an Independent Consultant from January 2017 to February 2018 and worked at Diversified Trust Company as Chief Investment Officer from January 2009 to April 2015, and as Principal from January 2003 to April 2015. Ms. Niepoky began her investment career at the Delta Air Lines pension fund. Ms. Niepoky currently serves as an Independent Trustee of the SEI Mutual Funds Complex consisting of ten Trusts and 100 Funds. Ms. Niepoky also serves as an advisor to the Fetzer Institute’s Investment Committee. She previously served as Chair of the Board of Trustees and a member of the Investment Committee of the Employees’ Retirement System of Georgia with her term ending June 2025. Ms. Niepoky is a CFA Charterholder and a member of the CFA Society of Atlanta, where she previously served as president and a board member. These experiences provide Ms. Niepoky with a strong understanding of asset management and financial reporting matters and investment company operations. Ms. Niepoky has been designated as an “audit committee financial expert” to the Fund’s Audit Committee, as that designation is defined by SEC rules.

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(2)	Principal Officers who are Not Trustees

Name and Year of Birth	Position(s) Held with Company	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past Five Years
Ford Donohue(2) Born: 1987	President and Principal Executive Officer	Since 2016	Senior Investment Strategist, Shareholder, at the Adviser (since 2014); Sales and Trading Associate at Citigroup Global Markets (2010 to 2014).
Zachary Richmond(3) Born: 1980	Treasurer, Principal Financial Officer and Principal Accounting Officer	Since 2021	Senior Vice President, Director of Financial Administration for Ultimus Fund Solutions, LLC (February 2019 to Present).
Martin R. Dean(3) Born: 1963	Chief Compliance Officer	Since 2017	Senior Vice President, Chief Compliance Officer, Northern Lights Compliance Services, LLC (July 2026 to present); President, Northern Lights Compliance Services, LLC (January 2023 to July 2026); Senior Vice President, Head of Fund Compliance, Ultimus Fund Solutions, LLC (January 2016 to January 2023).
Jesse D. Hallee(4) Born: 1976	Secretary	Since 2020	Senior Vice President and Associate General Counsel, Ultimus Fund Solutions, LLC (August 2022 to present); Vice President and Senior Managing Counsel, Ultimus Fund Solutions, LLC (June 2019 to August 2022).
Emily Schmidt(4) Born: 1992	Assistant Secretary	Since 2017	Paralegal II, Ultimus Fund Solutions, LLC (November 2016 to present).
Stephen L. Preston(4) Born: 1966	Anti-Money Laundering Compliance Officer	Since 2016	Senior Vice President and Chief Compliance Officer of Ultimus Fund Distributors, LLC and Vice President of Ultimus Fund Solutions, LLC (2011 to present).

(1)	Each officer of the Fund serves for an indefinite term until the date his or her successor is elected and qualified, or until he or she dies, retires, is removed or becomes disqualified.
(2)	The business address of this officer is 3550 Lenox Rd. NE, Suite 2700, Atlanta, GA, 30326.
(3)	The business address of this officer is 2 Easton Oval, Suite 300, Columbus, OH 43219.
(4)	The business address of this officer is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

None of the Independent Trustees currently holds or during the past two calendar years has held any positions with the Adviser, distributor, or any affiliates of the Fund, the distributor or the Adviser. In addition, during the past two calendar years, none of the Independent Trustees has held a position with the Fund or any other fund or hedge fund advised by the Adviser or any of its affiliates or for which the distributor or its affiliates served as principal underwriter.

To rely on certain exemptive rules under the 1940 Act, a majority of the Fund’s trustees must be Independent Trustees, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the 1940 Act or the rules thereunder require the approval of a majority of the Independent Trustees. Currently, all of the Trustees are Independent Trustees.

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(3)	Trustee Ownership in the Fund and Family of Investment Companies

Name of Trustee	Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)
Independent Trustees:
Catherine Abely	None	None
Conrad S. Ciccotello	None	None
Eli P. Niepoky	None	None

(1)	As of December 31, 2025.

As of December 31, 2025, no Independent Trustee (or his or her immediate family members) owned any class of securities of the Adviser, the distributor or their affiliates.

(4)	Trustees Compensation

The table below shows the annual compensation that was paid to the Trustees as of the Fund’s fiscal year ended April 30, 2026.

Name	Position(s) Held with Company	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation Paid to Trustee
Catherine Abely	Trustee	$12,000	$0	$0	$12,000
Conrad S. Ciccotello	Trustee	$12,000	$0	$0	$12,000
Eli P. Niepoky(1)	Trustee	$12,000	$0	$0	$12,000

Each Independent Trustee receives $3,000 for each regularly scheduled Board meeting and $1,500 for each special Board meeting attended. It is anticipated that the Board will convene once each calendar quarter and that special Board meetings will be convened as needed. The Trustees do not receive any pension or retirement benefits from the Fund. No Interested Trustee or officer receives compensation from the Fund, although all Trustee and officer travel expenses incurred to attend Board and committee meetings are reimbursed.

(5)	Committees of the Board of Trustees

The Board has formed an Audit Committee composed of the Independent Trustees. The functions of the Audit Committee are: (1) to oversee the Fund’s accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain of the Fund’s service providers; (2) to oversee the quality and objectivity of the Fund’s financial statements and the independent audit of those statements; and (3) to the extent that Trustees are not members of the Audit Committee, to act as a liaison between the Fund’s independent registered public accounting firm and the Board. The Audit Committee convened two (2) times during the last fiscal year.

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The Board has formed a Nominating Committee composed of the Independent Trustees. The Nominating Committee is responsible for nominating candidates for election or appointment as Independent Trustees and undertaking such other duties as shall be required of the Nominating Committee from time to time by the Board. Currently, the Nominating Committee does not consider nominees recommended by shareholders. The Nominating Committee did not convene during the last fiscal year.

The Board has formed a Qualified Legal Compliance Committee composed of the Independent Trustees. The Qualified Legal Compliance Committee is responsible for evaluating and recommending resolutions to reports from attorneys servicing the Fund regarding evidence of material violations of applicable federal and state law or the breach of fiduciary duties under applicable federal and state law by the Fund or an employee or agent of the Fund. The Qualified Legal Compliance Committee did not convene during the last fiscal year.

(6)	Overview of Risk Management

As of the date of this SAI, the Board is comprised of 3 Trustees. The Trustees have designated Catherine Abely as the Chairwoman of the Board. Because the Chairwoman is an Independent Trustee, the Board does not have a Lead Independent Trustee.

The Board plays an active role in the risk oversight of the Fund. The Trustees meet on a quarterly basis. Trustees also participate in special meetings and conference calls as needed. Legal counsel to the Fund provides quarterly reports to the Board regarding regulatory developments. On a quarterly basis, the Trustees review and discuss some or all of the following compliance and risk management reports relating to Fund:

●	Fund Performance/Portfolio Manager’s Commentary

●	Code of Ethics review

●	NAV Errors, if any

●	Distributor Compliance Reports

●	Timeliness of SEC Filings

●	Dividends and other Distributions

●	Administrator and CCO Compliance Reports

●	Fair Valuation Reports

The Audit Committee meets at least annually with the Fund’s management and independent public accountants and considers reports provided by management and the independent public accountants regarding the Fund’s audited financial statements, the Fund’s accounting policies and the Fund’s internal controls over financial reporting. The Nominating and Qualified Legal Compliance Committees meet as needed. The Committees report directly to the Board.

The Independent Trustees have engaged their own independent legal counsel to provide advice on regulatory, compliance and other topics. In addition, the Board has engaged on behalf of the Fund a Chief Compliance Officer (“CCO”) who is responsible for overseeing the implementation of the Fund’s compliance program and for evaluating the effectiveness of the compliance programs of the Fund, the Adviser, and the Fund’s administrator, distributor, fund accountant and transfer agent. The CCO reports to the Board at least quarterly any material compliance items that have arisen, and annually the CCO provides to the Board a comprehensive compliance report outlining the effectiveness of compliance policies and procedures of the Fund and its service providers. As part of the CCO’s risk oversight function, the CCO seeks to understand the risks inherent in the operations of the Fund and its investment advisers, administrator, distributor, fund accountant and transfer agent. Periodically the CCO provides reports to the Board that, among other things:

●	Assess the quality of the information the CCO receives from internal and external sources;

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●	Assess how Fund personnel monitor and evaluate risks;

●	Assess the quality and implementation of the risk management procedures of the Fund and certain service providers; and

●	Discuss economic, industry, and regulatory developments, and recommend changes to the Fund’s compliance program as necessary to meet new regulations or industry developments.

On an annual basis, the Board conducts an assessment of the Board’s and the Trustees’ individual effectiveness in overseeing the Fund. Based upon its assessment, the Board determines whether additional risk assessment or monitoring processes are required with respect to the Fund or any of its practices adopted by the Board and the committee structure adopted by the Board, and the size of the Board and the Fund, the Board believes that its leadership is appropriate.

(7)	Control Persons and Principal Holders of Securities

A principal shareholder is any shareholder who owns of record or beneficially 5% or more of the outstanding Institutional Shares of the Fund. A control person is a shareholder who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. Shareholders owning voting securities in excess of 25% may determine the outcome of any matter affecting and voted on by shareholders of the Fund. As of July 31, 2026, no shareholder owned of record or beneficially 5% or more of the outstanding Institutional Shares of the Fund.

As of July 31, 2026, the Directors and Officers of the Fund, as a group, owned less than one percent of the outstanding Institutional Shares.

INVESTMENT ADVISORY SERVICES

Pursuant to the terms of the Advisory Agreement, the Adviser is responsible for developing, implementing and supervising the Fund’s continuous investment program in a manner reasonably consistent with the investment objective and policies of the Fund.

For the last three fiscal years, the advisory fees accrued, waived and retained by the Adviser were as follows:

Fiscal Year Ended April 30	Advisory Fee Accrued	Advisory Fee Waived	Advisory Fee Retained
2026	$1,913,332	$1,913,332	$0
2025	$1,733,652	$1,733,652	$0
2024	$1,747,396	$1,747,396	$0

As compensation for services and facilities required to be provided by the Adviser under the Advisory Agreement, the Fund will pay the Adviser a fee at an annual rate equal to 0.75%, payable monthly based on the Institutional Shares’ month end NAV.

The Adviser has contractually agreed to waive its management fee and/or reimburse expenses to limit the Fund’s total annual fund operating expenses attributable to the Institutional Shares to 1.25% (after the fee waivers and/or expense reimbursements, and exclusive of taxes, interest, portfolio transaction expenses, acquired fund fees and expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business) Expenses reimbursed and/or fees reduced by the Adviser may be recouped by the Adviser for a period of three (3) years following the date such reimbursement or reduction was made if such recoupment does not cause current expenses to exceed the expense limit for Institutional Shares in effect at the time the expenses were paid/waived and any expense limit in effect at the time of recoupment. These arrangements will continue until August 31, 2027 and may be terminated by the Board at any time. No such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of waived fees and/or reimbursed expenses with respect to periods prior to such termination, provided that no repayment of such waived fees and/or reimbursed expenses will occur more than three (3) years following the date such waiver or reimbursement was made.

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In addition, the Adviser has contractually agreed to waive all management fees until April 30, 2027. The management fee waiver is in addition to the Expense Limitation Agreement described above. The management fee waiver is not subject to recoupment.

The Advisory Agreement provides that in the absence of (i) willful misfeasance, bad faith or gross negligence in the performance of its obligations and duties under the Advisory Agreement; (ii) reckless disregard of its obligations and duties under the Advisory Agreement; or (iii) a loss resulting from a breach of a fiduciary duty, the Adviser is not subject to any liability to the Fund or any shareholder for any mistake of judgment, mistake of law or any other act or omission in the course of, or connected with, rendering services, including without limitation, any loss the Fund sustains with respect to the purchase, sale or retention of any security on behalf of the Fund. In addition, it provides that the Adviser may act as investment adviser for any other person, firm or corporation.

Andrew Berg, Andrew Klepchick, Sammy Grant, David Trujillo, Jenny Tu, Robert Mulcare, Robert Roberts, Thomas Carroll, Travis McKinney, Kyle Glenn, James Hennessy, Homrich & Berg, Inc., HBWM Holdings, LLC, HBWM Intermediate, LLC, HBWM Intermediate II, LLC, TPG Growth VI Heritage, L.P., and TPG Growth VI DE AIV GenPar I, L.P. collectively are the controlling principals of the Adviser.

ADMINISTRATOR, FUND ACCOUNTANT, TRANSFER AGENT AND COMPLIANCE SERVICES

Ultimus Fund Solutions, LLC (the “Administrator”), 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, provides certain administrative, transfer agency and compliance services to the Fund pursuant to a Master Services Agreement between the Fund and the Administrator (the “Administration Services Agreement”). For its services, the Fund pays the Administrator a fee for administration services and separate fixed fees to make certain filings and for supplying the Fund’s Chief Compliance Officer and related compliance services. The Fund also reimburses the Administrator for certain out-of-pocket expenses incurred on the Fund’s behalf. The fees are accrued and paid monthly by the Fund and the administrative fees are based on the average net assets for the prior month and subject to monthly minimums.

As administrator, the Administrator administers the Fund’s operations in such manner and to such extent as may be authorized by the Board. Administration services include, but are not limited to: (1) overseeing the performance of administrative and professional services rendered to the Fund by others, including its custodian, transfer agent and dividend disbursing agent as well as legal, auditing, shareholder servicing and other services performed for the Fund; (2) preparing for filing and filing certain regulatory filings (i.e. registration statements and semi-annual reports) subject to Fund counsel and/or independent auditor oversight; (3) overseeing the preparation and filing of each Fund’s tax returns, financial statements and related reports to the Fund’s shareholders, the SEC and state and other securities administrators; (4) providing the Fund with adequate general office space and facilities and persons suitable to the Board to serve as officers of the Fund; (5) assisting the Adviser in monitoring Fund holdings for compliance with prospectus investment restrictions and in the preparation of periodic compliance reports; and (6) with the cooperation of the Adviser, the officers of the Fund and other relevant parties, preparing and disseminating materials for meetings of the Board.

Unless otherwise terminated, the Administration Services Agreement renews automatically for successive one-year periods. Either party may terminate this Agreement with or without cause, but only upon the expiration of any renewal term, by giving the other party 90 days’ prior written notice. Either party may terminate the Administration Services Agreement with cause (as defined under the Agreement) on at least thirty days’ written notice to the other party.

Under the Administration Services Agreement, the Administrator is liable for any damages resulting from the willful default, fraud or gross negligence of the Administrator as a result of the performance or non-performance by the Administrator of its obligations and duties under the agreement. The Administrator is not liable to the Fund for any damages or losses caused by the performance or non-performance of any service provider selected by the Administrator with reasonable care.

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For the last three fiscal years, the fees accrued, waived and retained by the Administrator were as follows:

Fiscal Year Ended April 30	Fees Accrued	Fees Waived	Fees Retained
2026	$198,956	$0	$198,956
2025	$197,553	$0	$197,553
2024	$198,766	$0	$198,766

DISTRIBUTOR

Ultimus Fund Distributors, LLC (the “Distributor”), 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, acts as the Fund’s principal underwriter pursuant to a Distribution Agreement. The Distributor continually distributes shares of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of the Fund’s Institutional Shares.

The Distribution Agreement continues in effect for two years from the date of its execution and from year to year thereafter, so long as such continuance is approved at least annually by a vote of the Board or the vote of a majority of the outstanding Institutional Shares of the Fund in accordance with Section 15 of the 1940 Act.

The Distribution Agreement may be terminated, without the payment of any penalty, by the Board or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, on 60 days’ written notice to the Distributor, or by the Distributor without the payment of any penalty, on 90 days’ written notice to the Fund. The Distribution Agreement will automatically and immediately terminate in the event of its assignment (as defined in the 1940 Act).

Neither the Distributor nor any other broker or dealer is obligated to buy from the Fund any of the Institutional Shares.

CUSTODIAN

Argent Institutional Trust Company, 4343 Easton Commons, Suite 120, Columbus, Ohio 43219, is custodian of the Fund’s investments and may maintain Fund assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies).

The Portfolio Funds custody their assets with unaffiliated qualified custodians such as banks. These Portfolio Funds disseminate audited financial statements to investors at least annually.

LINE OF CREDIT

The Fund entered into a revolving credit agreement (the “Line of Credit”) with Huntington National Bank (“Huntington”) on January 8, 2026 that expires on January 7, 2027. Under the terms of the Line of Credit, the Fund may borrow up to the lesser of 5% of the Fund’s daily market value or $5 million at an interest rate equal to the Secured Overnight Financing Rate (“SOFR”), plus 165 basis points. The purpose of the Line of Credit is to meet temporary or emergency cash needs, including redemption requests that might otherwise require the untimely disposition of securities. For providing the Line of Credit, Huntington receives an annual fee of 0.10% on $5 million, as well as an additional annual fee of 0.125% on any unused portion of the Line of Credit, invoiced quarterly. The Fund will not borrow money, except (a) from a bank, provided that immediately after such borrowing there is an asset coverage of 300% for all borrowings of the Fund; or (b) from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 25% of the Fund’s total assets at the time when the borrowing is made. To the extent that the Line of Credit is utilized, it will be collateralized by securities in the Fund’s portfolios. During the year ended April 30, 2026, the Fund had no borrowings under the Line of Credit.

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PORTFOLIO MANAGER

Ford Donohue is the Fund’s portfolio manager (the “Portfolio Manager”) and is responsible for the day-to-day management of the Fund’s portfolio.

(1)	Other Accounts Managed by the Portfolio Manager

The Portfolio Manager is responsible for managing all accounts, funds and other investment vehicles of the Adviser. The table below identifies, the number of accounts managed (excluding the Fund) by the Portfolio Manager and the total assets in such accounts, within each of the following categories: other pooled investment vehicles and other accounts. The Portfolio Manager does not manage any other registered investment companies. Information in the table is shown as of April 30, 2026. Asset amounts are approximate and have been rounded.

Portfolio Manager	Pooled Investment Vehicles				Other Accounts
	Number (Total)	Market Value Total	Number w/Perf. Fee(1)	Market Value w/ Perf. Fee(1)	Number (Total)	Market Value (Total)	Number w/Perf. Fee(1)	Market Value w/ Perf. Fee(1)
Ford Donohue	0	N/A	N/A	N/A	0	N/A	N/A	N/A

(1)	These columns represent the number and market value of Pooled Investment Vehicles and Other Accounts that pay the Adviser a performance-based fee.

(2)	Compensation

The Portfolio Manager is an employee of the Adviser and is paid a fixed salary plus a discretionary bonus which is tied to revenue growth of the Adviser.

(3)	Ownership of Institutional Shares

As of April 30, 2026, the Portfolio Manager owned Institutional Shares as summarized in the following table:

Portfolio Manager	Dollar Range of Beneficial Ownership in the Fund as of April 30, 2026
Ford Donohue	$10,001-$50,000

(4)	Potential Conflicts of Interest

As a general matter, certain actual or apparent conflicts of interest may arise in connection with the Portfolio Manager’s management of the Fund’s investments, on the one hand, and the investments of other accounts for which the Portfolio Manager is responsible, on the other. For example, the management of multiple accounts may result in the Portfolio Manager devoting unequal time and attention to the management of each account. Although the Adviser does not track the time the Portfolio Manager spends on a single portfolio, it does periodically assess whether the Portfolio Manager has adequate time and resources to effectively manage all of the accounts for which he or she is responsible. Moreover, variances in advisory fees charged from account to account may create an incentive for the Portfolio Manager to devote more attention to those accounts that pay higher advisory fees. It is also possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them.

It is not anticipated that any actual or apparent conflicts of interest will arise in connection with the Portfolio Manager’s management of the Fund’s investments, on the one hand, and the investments of other accounts for which the Portfolio Manager is responsible as the Fund will primarily invest in Portfolio Funds and the Portfolio Manager does not manage any other pooled investment vehicles or other accounts.

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PORTFOLIO TRANSACTIONS

In most instances, the Fund will purchase securities of a Portfolio Fund directly from the Portfolio Fund. Certain Portfolio Funds may, however, assess withdrawal penalties on liquidations of interests. These transactions are generally not subject to other transaction expenses. The Fund does not pay commissions or discounts upon the purchase of money market instruments which are acquired directly from the issuer. Thus, the Fund did not pay any brokerage commissions during the past fiscal year.

The frequency of portfolio transactions of the Fund (the portfolio turnover rate) will vary from year to year depending on many factors but is not expected to exceed 100% per year. An annual portfolio turnover rate of 100% would occur if all the securities in the Fund were replaced once in a period of one year. Higher portfolio turnover rates may result in increased transaction costs to the Fund and a possible increase in short-term capital gains (taxable to shareholders as ordinary income when distributed to them) or losses.

Portfolio turnover rate is defined under the rules of the SEC as the value of the securities purchased or securities sold, excluding all securities whose maturities at time of acquisition were one year or less, divided by the average monthly value of such securities owned during the year. Based on this definition, instruments with remaining maturities of less than one year are excluded from the calculation of portfolio turnover rate. The Fund’s portfolio turnover rate for the fiscal years ended April 30, 2026, 2025 and 2024 was 10.33%, 5.83% and 4.15%, respectively.

CODE OF ETHICS

The Fund and the Adviser have each adopted a code of ethics. The Distributor and the Administrator have each adopted a code of ethics. Each code is designed to detect and prevent improper personal trading by persons subject to the code. A code of ethics permits persons subject to the code to invest in securities that may be purchased or held by the Fund, including securities that may be purchased or held by a Portfolio Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics of the Fund, the Adviser, the Distributor and the Administrator are included as exhibits to the Fund’s registration statements filed with the SEC. The codes of ethics are also available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

VOTING OF PROXIES

A copy of the Fund’s proxy voting procedures is included in Exhibit A to this SAI. The proxy voting policies of the Adviser are included as Exhibit B to this SAI. The Board has delegated proxy voting to the Adviser. Information regarding how the Fund voted proxies relating to securities of the Fund during the most recent 12-month period ended June 30 is available: (i) without charge, upon request, by calling (800)-657-3812; and (ii) on the SEC’s website at http://www.sec.gov.

CERTAIN TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the Fund and to an investment in Institutional Shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, the following summary does not describe tax consequences that are assumed to be generally known by investors or certain considerations that may be relevant to certain types of shareholders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that shareholders hold Institutional Shares as capital assets (generally, property held for investment). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this Prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this summary. The Fund has neither sought nor will seek any ruling from the Internal Revenue Service (“IRS”) regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local income tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.

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Tax matters summarized herein are very complicated and the tax consequences to an investor of an investment in Institutional Shares will depend on the facts of its particular situation. Shareholders are encouraged to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Tax reform legislation commonly known as the Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017. The Tax Act makes significant changes to the U.S. federal income tax rules for individuals and corporations, generally effective for taxable years beginning after December 31, 2017. Most of the changes applicable to individuals are temporary and, without further legislation, will not apply after 2025. The application of certain provisions of the Tax Act is uncertain, and the changes in the Tax Act may have indirect effects on the Fund, its investments and its shareholders that cannot be predicted. In addition, legislative, regulatory or administration changes could be enacted or promulgated at any time, either prospectively or with retroactive effect. Prospective shareholders should consult their tax advisors regarding the implications of the Tax Act on their investment in the Fund.

Specifically, the following changes made by the Tax Act affect possible investments by the Fund and the taxation of prospective shareholders. First, the Tax Act reduces the dividend received deduction percentage from 70% to 50% for ordinary dividends paid to corporate shareholders. Thus, a greater percentage of the ordinary dividend paid by the Fund to the corporate shareholder will be subject to income tax. Second, the Tax Act repeals the alternative minimum tax (“AMT”) for corporate shareholders and reduces the number of non-corporate shareholders subject to AMT. With these changes to AMT, the Fund may be more inclined to invest in certain assets, such as private activity bonds, that otherwise might subject the shareholder to AMT. Third, the Tax Act repealed the deduction of investment management fees as miscellaneous itemized deductions. A regulated investment company (“RIC”) may deduct these expenses when determining the amount available to be distributed to a shareholder. Thus, a shareholder in the Fund may receive better tax treatment with regard to these expenses than an investor who directly invests in the same investments.

A “U.S. Shareholder” is a beneficial owner of Institutional Shares that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the U.S.;

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

●	a trust, if a court within the U.S. has primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Institutional Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a prospective shareholder of the Fund is a partnership, a partner of such a partnership should consult the partner’s tax advisers with respect to the purchase, ownership and disposition of Institutional Shares.

Election to be Taxed as a RIC

The Fund has elected to be treated as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes to its shareholders as dividends. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (that are described below). In addition, the Fund must distribute to shareholders, for each taxable year, an amount equal to at least 90% of the Fund’s “investment company taxable income,” which is generally its ordinary income plus the excess of realized net short-term capital gain over realized net long-term capital loss, reduced by deductible expenses, referred to herein as the “Annual Distribution Requirement.”

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Taxation as a RIC

If the Fund

(a)	qualifies as a RIC; and

(b)	satisfies the Annual Distribution Requirement,

then the Fund will not be subject to U.S. federal income tax on the portion of its investment company taxable income and net capital gain (generally, realized net long-term capital gain in excess of realized net short-term capital loss) distributed to its shareholders. The Fund will be subject to U.S. federal income tax at regular corporate rates on any income or capital gain not distributed (or deemed distributed) to shareholders.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless the Fund distributes in a timely manner an amount at least equal to the sum of: (1) 98% of the Fund’s ordinary income for each calendar year; (2) 98.2% of the Fund’s capital gain net income for the one-year period generally ending October 31 in that calendar year; and (3) any income realized, but not distributed, in preceding years, which is referred to as the “Excise Tax Avoidance Requirement.” The Fund currently intends to make sufficient distributions each taxable year to satisfy the Excise Tax Avoidance Requirement.

To qualify as a RIC for U.S. federal income tax purposes, the Fund generally must, among other things:

●	derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or foreign currencies, or other income (including but not limited to, gains from options, futures or forward contracts) derived with respect to the Fund’s business of investing in such stock, securities or currencies, which the Fund refers to as the “90% Income Test;” and

●	diversify the Fund’s holdings so that at the end of each quarter of the taxable year:

–	at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities (other than securities of other RICs) of any one issuer do not represent more than 5% of the value of the Fund’s total assets or more than 10% of the outstanding voting securities of such issuer; and

–	no more than 25% of the value of the Fund’s assets is invested in the securities, other than U.S. Government securities or securities of other RICs, of one issuer, the securities of two or more issuers that are controlled, as determined under applicable tax rules, by the Fund and that are engaged in the same or similar or related trades or businesses, or the securities of one or more qualified publicly traded partnerships which the Fund refers to as the “Diversification Tests.”

The Fund may invest in “passive foreign investment companies” or “PFICs.” A PFIC is an offshore investment fund that is treated as a corporation for U.S. tax purposes. Subchapter M of the Code does not require the Fund to look through to the underlying investments held in the portfolios of PFICs in order to determine compliance with the RIC tax requirements. Investments in PFICs may involve costs, including withholding taxes that the Fund would not incur if it invested in U.S. domestic investment funds. Also, the Foreign Account Tax Compliance Act (called “FATCA”) incorporated into the Code generally will require a PFIC to register with the IRS and agree to identify certain of its direct and indirect U.S. account holders in order to avoid a U.S. withholding tax of 30% on certain payments (including payments of gross proceeds) made with respect to actual and deemed U.S. investments.

The Fund may also be required to recognize taxable income from PFIC investments in circumstances in which the Fund does not receive cash. Specifically, the Fund may elect to mark-to-market at the end of each taxable year its interests in Portfolio Funds that are classified as PFICs for U.S. federal income tax purposes. As a result of the “mark-to-market election”, at the end of each taxable year the Fund would recognize as ordinary income any increase in the value of such interests, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Because any mark-to-market income will be included in investment company taxable income for each taxable year, the Fund may be required to make a distribution to shareholders in order to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement, even though the Fund will not have received any corresponding cash amount.

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As an alternative to the “mark-to-market election,” in certain circumstances the Fund may be able make a Qualified Electing Fund (“QEF”) election with respect to the shares of a PFIC in which it owns shares. If the Fund makes a QEF election, then the Fund must include in income for each year its pro rata share of the PFIC’s ordinary earnings and net capital gain, if any, for the PFIC’s taxable year that ends with or within the taxable year of the Fund, regardless of whether or not distributions were received from the PFIC by the Fund. Losses of the PFIC would not pass through to the Fund on a current basis; however, the Fund may ultimately recognize such losses on a disposition of the shares of the PFIC. The Fund would generally recognize capital gain or loss on the sale, exchange, or other disposition of the shares of a PFIC with respect to which the Fund made a QEF election. Such gain or loss will be treated as long-term capital gain or loss if the Fund’s holding period in the PFIC shares is greater than one year at the time of the sale, exchange or other disposition. In order for the Fund to make a QEF election, the PFIC must annually provide the Fund with certain information regarding the Fund’s share of the PFIC’s net ordinary earnings and net long term capital gain. The Fund may not be able to obtain such information from any Portfolio Fund. Therefore, there can be no assurance that the Fund will be able to make a QEF election with respect to any Portfolio Fund.

If the Fund borrows money, the Fund may be prevented by loan covenants from declaring and paying dividends in certain circumstances. Limits on the Fund’s payment of dividends may prevent the Fund from meeting the Annual Distribution Requirement, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC, or subject the Fund to the 4% excise tax.

The Fund is permitted under the 1940 Act (and is expected) to borrow funds and to sell assets in order to satisfy the Annual Distribution Requirement. However the Fund, under the 1940 Act, is not permitted to make distributions to shareholders while its debt obligations and senior securities are outstanding unless certain asset coverage tests are met. Moreover, the Fund’s ability to dispose of assets to meet the distribution requirements may be limited by: (1) the illiquid nature of its portfolio; and (2) other requirements relating to the Fund’s status as a RIC, including the Diversification Tests.

If the Fund disposes of assets to meet the Annual Distribution Requirement, the Diversification Tests, or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

If the Fund fails to satisfy the Annual Distribution Requirement or otherwise fails to qualify as a RIC in any taxable year, the Fund will be subject to tax in that year on all of its taxable income, regardless of whether the Fund makes any distributions to shareholders. In that case, all of the Fund’s income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to shareholders. In addition, all distributions to Fund shareholders (including distributions of net capital gain) would be taxable to shareholders as ordinary dividend income for U.S. federal income tax purposes to the extent of the Fund’s earnings and profits. In contrast, assuming the Fund qualifies as a RIC, its corporate-level U.S. federal income tax should be substantially reduced or eliminated.

The remainder of this discussion assumes that the Fund qualifies as a RIC and has satisfied the Annual Distribution Requirement.

Taxation of U.S. Shareholders

Distributions by the Fund generally are taxable to U.S. Shareholders as ordinary income or long-term capital gain. Distributions of the Fund’s “investment company taxable income” (which is, generally, ordinary income plus realized net short-term capital gain in excess of realized net long-term capital loss, reduced by deductible expenses) will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current and accumulated earnings and profits, whether paid in cash or reinvested in additional Institutional Shares. Distributions of the Fund’s “investment company taxable income” attributable to its investments in PFICs will not be eligible for the dividends received deduction allowed to corporate shareholders and will not qualify for the reduced rates of tax for qualified dividend income allowed to individuals. Distributions of the Fund’s net capital gain (which is generally the Fund’s realized net long-term capital gain in excess of realized net short-term capital loss) properly designated by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains, currently subject to reduced rates of U.S. federal income tax in the case of non-corporate U.S. Shareholders, regardless of the U.S. Shareholder’s holding period for its Institutional Shares and regardless of whether paid in cash or reinvested in additional Institutional Shares. The Fund may be able to make distributions of capital gains received from Portfolio Funds in which the Fund has made a QEF election. Such distributions will generally be taxable to U.S. Shareholders as long-term capital gain regardless of whether the U.S. shareholder receives such payments in cash or reinvests the distributions into the Fund. A U.S. Shareholder may be eligible for a reduced rate of taxation on long-term capital gain distributions received from the Fund, regardless of how long the U.S. Shareholder has held Institutional Shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such shareholder’s Institutional Shares and, after the adjusted basis is reduced to zero, will constitute capital gain from the sale of Institutional Shares to such U.S. Shareholder.

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Income from the Fund may also be subject to a 3.8% “Medicare tax.” The Medicare tax applies to individuals who have net investment income and adjusted gross income in excess of certain income thresholds set forth in the Code. The Medicare tax also applies to trusts and estates that have undistributed net investment income and adjusted gross income that would be subject to the maximum income tax rate for an estate or trust.

For purposes of determining whether the Annual Distribution Requirement is satisfied for any year and the amount of capital gain dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. Shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s U.S. Shareholders on December 31 of the year in which the dividend was declared. Shareholders who receive distributions in the form of Institutional Shares will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions. Dividends and other taxable distributions are taxable to shareholders even though they are reinvested in additional Institutional Shares.

Pursuant to the Fund’s dividend reinvestment program, when the Fund declares a dividend, each shareholder that has not made an election to receive distributions in cash will automatically have their dividends reinvested in additional Institutional Shares. To the extent shareholders make an election to receive distributions in cash, the Fund may pay any or all such distributions in a combination of cash and Institutional Shares. Depending on the circumstances of the shareholder, the tax on the distribution may exceed the amount of the distribution received in cash, if any, in which case such shareholder would have to pay the tax using cash from other sources. A shareholder that receives Institutional Shares pursuant to a distribution generally has a tax basis in such Institutional Shares equal to the amount of cash that would have been received instead of Institutional Shares as described above, and a holding period in such Institutional Shares that begins on the Business Day following the payment date for the distribution.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of its Institutional Shares. Such shareholder’s gain or loss is generally calculated by subtracting from the gross proceeds the cost basis of its Institutional Shares sold or otherwise disposed of. Upon such disposition of such Institutional Shares, the Fund will report the gross proceeds and cost basis to such shareholder and the IRS. For each disposition, the cost basis will be calculated using the Fund’s default method of first-in, first-out, unless such shareholder instructs the Fund in writing to use a different calculation method permitted by the IRS, including average cost or specific Share lot identification. The cost basis method elected by the shareholder (or the cost basis method applied by default) for each disposition of Institutional Shares may not be changed after the settlement date of each such disposition of Institutional Shares. If a shareholder holds its Institutional Shares through a broker (or other nominee), such shareholder should contact the broker (nominee) with regard to the reporting of cost basis and available elections for the shareholder’s account. Shareholders should consult with their tax advisers to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting law applies to them.

Any gain arising from a sale or disposition generally will be treated as long-term capital gain or loss if the shareholder has held its Institutional Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Institutional Shares held for six (6) months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Institutional Shares. In addition, all or a portion of any loss recognized upon a disposition of Institutional Shares may be disallowed if other Institutional Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 calendar days before or after the disposition.

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In general, non-corporate U.S. Shareholders currently are subject to reduced rates of U.S. federal income tax on their net capital gain (generally, the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year, including a long-term capital gain derived from an investment in Institutional Shares). Such rate currently is lower than the maximum rate on ordinary income currently payable by individuals, and the maximum rate applicable to capital gains for non-corporate U.S. Shareholders is 20%. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the same rates that apply to ordinary income; provided, however, that the maximum rate applicable to capital gains is 21%. Non-corporate U.S. Shareholders may be entitled to offset their capital gain dividends with capital losses. Non-corporate U.S. Shareholders with net capital losses for a year (i.e., capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against their ordinary income each year ($1,500 in the case of a married person filing a separate return). Any net capital losses of a non-corporate U.S. Shareholder in excess of these limits generally may be carried forward and used in subsequent years as provided in the Code. However, the Code contains a number of statutory provisions affecting when capital losses may be offset against capital gain, and limiting the use of losses from certain investments and activities. Accordingly, non-corporate U.S shareholders that have capital losses are urged to consult their tax advisers. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

The Fund will send to each U.S. Shareholder, as promptly as possible after the end of each calendar year, but in no event later than the Fund’s distribution of Form 1099, a notice detailing, on a per Share and per distribution basis, the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.

The Fund may be required to withhold U.S. federal income tax, or “backup withholding,” currently at the rate set forth in Section 3406 of the Code, from all taxable distributions to any non-corporate U.S. Shareholder: (1) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that the shareholder is exempt from backup withholding; or (2) with respect to whom the IRS notifies the Fund that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s U.S. federal income tax liability and may entitle such shareholder to a refund; provided that proper information is timely provided to the IRS.

Taxation of U.S. Tax-Exempt Shareholders (Acquisition Indebtedness)

U.S. tax-exempt entities, including, but not limited to, ERISA Plans and IRAs, are generally subject to federal income tax on unrelated business taxable income or UBTI. UBTI includes “unrelated debt-financed income,” which generally consists of (i) income derived by an exempt organization (directly or indirectly through an interest in another entity) from income-producing property with respect to which there is “acquisition indebtedness” (as defined in the Code) at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or indirectly through an interest in another entity) from the disposition of property with respect to which there is “acquisition indebtedness” at any time during the twelve-month period ending with the date of such disposition.

Generally, distributions by the Fund, like distributions by a corporation, will not be taxable to U.S. tax exempt shareholders even if such dividends are attributable to UBTI.

A portion of the dividends and capital gains distributed by the Fund to a U.S. tax-exempt shareholder and attributable to UBTI would, however, be subject to federal income tax if the tax-exempt shareholder borrowed money to acquire its investment in the Fund. Moreover, a U.S. tax-exempt shareholder will recognize UBTI from the sale of some or all of its interest in the Fund if the shareholder has outstanding “acquisition indebtedness” at any time during the twelve month period ending with the date of the sale.

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Failure to Qualify as a RIC

If the Fund were unable to qualify for treatment as a RIC, the Fund would be subject to U.S. federal income tax on all of its net taxable income at regular corporate rates. The Fund would not be able to deduct distributions to shareholders, nor would they be required to be made. Distributions would generally be taxable to non-corporate shareholders as ordinary dividend income eligible for the reduced rates of U.S. federal income tax to the extent of the Fund’s current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate U.S. Shareholders would be eligible for the dividends received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s tax basis, and any remaining distributions would be treated as a capital gain. If the Fund were to fail to meet the RIC requirements in its first taxable year or, with respect to later years, for more than two consecutive years, and then to seek to requalify as a RIC, the Fund would be required to recognize gain to the extent of any unrealized appreciation in its assets unless the Fund made a special election to pay corporate-level tax on any such unrealized appreciation recognized during the succeeding ten year period.

CERTAIN ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to assets subject to ERISA or a plan or other arrangement such as an IRA or Keogh plan subject to Section 4975 of the Code (collectively, the “Plans”) should consider, among other things, the matters described below in determining whether to cause the Plan to invest in the Fund.

ERISA imposes general and specific responsibilities on persons who are “fiduciaries” for purposes of ERISA with respect to a Plan, including the duty of prudence, the duty to administer the plan for the exclusive purpose of providing benefits to plan participants and their beneficiaries (and for defraying reasonable expenses), the requirement to allocate and diversify Plan assets within and across different asset classes, the avoidance of prohibited transactions, and other standards. In determining whether a particular investment is appropriate for a Plan, a fiduciary of a Plan must comply with rules adopted by the Department of Labor (the “DOL”), which administers the fiduciary provisions of ERISA. Under those rules, the fiduciary of a Plan must: (1) give appropriate consideration to, among other things, the role that the investment plays in the Plan’s portfolio, taking into account whether the investment is designed reasonably to further the Plan’s purposes; (2) examine the risk and return factors associated with the investment; (3) assess the portfolio’s composition with regard to the suitable allocation of assets within and across different asset classes, as well as the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan; (4) evaluate income tax consequences of the investment and the projected return of the total portfolio relative to the Plan’s funding objectives; (5) consider limitations imposed by ERISA on the fiduciary’s ability to delegate fiduciary responsibilities to other parties; and (6) consider the impact of share class and fee structure on the Plan portfolio’s performance.

Before investing the assets of a Plan in the Fund, a fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in the DOL’s regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for its Plan, and whether the assets of the Plan would be suitably allocated within and across different asset classes if the investment is made. If a fiduciary of a Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the Plan, the fiduciary may be held personally liable for losses incurred by the Plan as a result of the breach.

Regulations promulgated by the DOL provide that, because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. As a result, the mere fact of a Plan’s investment in the Fund (1) will not create a fiduciary relationship (within the meaning of ERISA) between such Plan and either the Investment Managers or the Adviser and (2) will not cause transactions involving the assets and investments of the Fund to be subject to the provisions of ERISA or Section 4975 of the Code, which might otherwise constrain the management of these entities.

The Fund will require a Plan proposing to invest in the Fund to represent: that it, and any fiduciaries responsible for its investments, are aware of and understand the Fund’s investment objective, policies and strategies; and that the decision to invest Plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

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Certain prospective Plan investors may currently maintain relationships with the Adviser or with other entities that are affiliated with the Adviser. The Adviser and its affiliates may be deemed to be a party in interest or disqualified person (as defined in ERISA and the Code, respectively) to and/or a fiduciary of any Plan to which it provides investment management, investment advisory or other services. Subject to certain exemptions, ERISA and the Code prohibit Plan assets to be used for the benefit of a party in interest and also prohibit a Plan fiduciary from using its position to cause the Plan to make an investment from which it or certain third parties in which the fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code and whether an exemption may apply. Prior to a Plan’s investment in the Fund, each Fiduciary of the Plan that is responsible for the Plan’s investments will be required to execute a subscription document on behalf of the Plan and to personally represent that:

●	each Fiduciary is a “fiduciary” of such Plan within the meaning of Section 4975(e)(3) of the Code or other comparable non-ERISA laws and such person is authorized to execute the subscription document on behalf of the Plan;

●	the decision to invest in the Fund was made by each Fiduciary independent of the Adviser and the Adviser’s affiliates, and each Fiduciary has not relied on any individualized advice or recommendation of the Adviser, or the Adviser’s affiliates, as a primary basis for the decision to invest in the Fund;

●	the investment of Plan assets in the Fund is consistent with the provisions of the Plan, the Plan’s investment guidelines, if any, and all other documents that govern the Plan’s investments;

●	each Fiduciary responsible for the Plan’s investments has executed the subscription document;

●	each Fiduciary is: (1) responsible for the decision to invest in the Fund; and (2) qualified to make such investment decision;

●	the decision to invest the Plan’s assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and other applicable laws;

●	the purchase of Institutional Share(s) by the Plan will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code; and

●	unless otherwise indicated in writing to the Fund, the Plan is not a participant-directed defined contribution plan.

The provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion contained in this SAI, is, of necessity, general and may be affected by future publication of DOL regulations and rulings. Potential Plan investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

VALUATION OF ASSETS

The Board has approved procedures pursuant to which the Fund will value its investments in Portfolio Funds at fair value (the “Valuation Procedures”). The Board has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act, subject to its oversight. Under the Valuation Procedures, the Adviser is responsible for determining the fair value of each Portfolio Fund as of each date upon which Institutional Shares calculates its NAV (the “NAV Date”). The Valuation Procedures require the Adviser to consider all relevant information when assessing and determining the fair value of the Fund’s interest in each Portfolio Fund and to make all fair value determinations in good faith. All fair value determinations made by the Adviser are subject to the review and supervision of the Board.

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As a general matter, the fair value of the Fund’s interest in a Portfolio Fund will represent the amount that the Fund could reasonably expect to receive if the Fund’s interest in the Portfolio Fund was redeemed as of the NAV Date. In accordance with the Valuation Procedures, fair value of the Fund’s interest in a Portfolio Fund as of a NAV Date will ordinarily be the most recent NAV reported by the Portfolio Fund’s Investment Manager or a third party administrator. In the event that the last reported NAV of a Portfolio Fund is not as of the NAV Date, the Adviser may use other information that it believes should be taken into consideration in determining the Portfolio Fund’s fair value as of the NAV Date including benchmark or other triggers to determine any significant market movement that has occurred between the effective date of the most recent NAV reported by the Portfolio Fund and the NAV Date. Any values reported as estimated or final values will reasonably reflect market values of securities for which market quotations are available or fair value as of the date the Fund determines its NAV.

Prior to investing in a Portfolio Fund, the Adviser will conduct a due diligence of the valuation process utilized by the Portfolio Fund, its general partner, and where applicable, its third party administrator to confirm that the valuation process employed by the Portfolio Fund includes the use of market values where available and the principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund to value its own investments. Although the procedures approved by the Board provide that the Adviser will consider valuations provided by the Portfolio Funds in determining their respective fair values, the Fund and its agents will not be able to confirm independently the accuracy of valuation calculations provided by the Portfolio Funds (which are unaudited except for the NAV calculation as of fiscal year end).

Each Portfolio Fund will typically make available NAV information to its investors which represents the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Portfolio Fund’s governing documents, it would be necessary to effect a mandatory redemption.

The valuations reported by the Portfolio Funds and upon which the Fund calculates the NAV of its Institutional Shares may be subject to later adjustment based on information reasonably available at that time. For example, fiscal year-end NAV calculations of the Portfolio Funds are audited by those funds’ independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the NAV of Institutional Shares, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds of the Fund received by shareholders who had their Institutional Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations adversely affect the Institutional Shares’ NAV, the outstanding Institutional Shares will be adversely affected by prior repurchases to the benefit of shareholders who had their Institutional Shares repurchased at a NAV per Share higher than the adjusted amount. Conversely, any increases in the NAV per Institutional Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Institutional Shares and to the detriment of shareholders who previously had their Institutional Shares repurchased at a NAV per Institutional Share lower than the adjusted amount. The same principles apply to the purchase of Institutional Shares. New shareholders may be affected in a similar way.

To the extent the Adviser invests the assets of the Fund in securities or other instruments that are not investments in Portfolio Funds, the Fund will generally value such assets as described below. Securities traded or dealt in one or more securities exchanges and not subject to restrictions against resale in the market are generally valued at the last quoted sale on the primary exchange on which the securities are traded, or in the absence of a sale, at the mean of the last bid and asked prices. Securities not traded on any securities exchange for which over-the-counter market quotations are readily available shall be valued at the mean of the last bid and asked prices. Debt securities may be valued based on broker/dealer supplied quotations or pursuant to matrix pricing provided by a Board approved pricing service. Matrix pricing is a method of valuing securities by reference to the value of other securities with similar characteristics such as rating, interest rate and maturity. Redeemable securities issued by a registered open-end investment company will be valued at the investment company’s NAV per share. If market quotations are not readily available or deemed to be unreliable by the Adviser, securities and other assets will be valued at fair value by the Adviser as determined in good faith in accordance with the Fund’s Valuation Procedures.

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In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for an asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Adviser will reevaluate its fair value methodology for such securities to determine what, if any, adjustments should be made to the methodology.

Foreign securities are priced in their local currencies as of the close of their primary exchange or market or as of the close of the New York Stock Exchange, whichever is earlier. Foreign securities, currencies and other assets denominated in foreign currencies are then translated into U.S. dollars using the applicable currency exchange rates as of the close of the New York Stock Exchange on the NAV Date as provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the times as of which determination of such values or exchange rates are made and the time as of which the NAV of the Institutional Shares is determined. When such events materially affect the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Fund’s Board.

Expenses of the Fund, including the Adviser’s management fees and the costs of any borrowings, are accrued on a monthly basis on the day that the NAV is calculated and are taken into account for the purpose of determining the NAV of the Institutional Shares.

Prospective shareholders should be aware that situations involving uncertainties as to the value of Fund positions could have an adverse effect on the NAV of Institutional Shares if the value judgments of the Adviser or the Portfolio Funds should prove incorrect. Also, Portfolio Funds will only provide determinations of their NAV on a periodic basis, typically monthly. Consequently, it may not be possible to determine the NAV of the Institutional Shares more frequently.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

Cohen & Company, Ltd., 1350 Euclid Ave., Suite 800, Cleveland, OH 44115, serves as the independent registered public accounting firm for the Fund. Its services include auditing the Fund’s financial statements. Cohen & Co Advisory, LLC, an affiliate of Cohen & Company, Ltd., provides tax services as requested.

Practus LLP serves as Counsel to the Independent Trustees and Legal Counsel of the Fund. Its principal business address is 11300 Tomahawk Creek Pkwy, Suite 310, Leawood, KS 66211.

SUMMARY OF DECLARATION OF TRUST

The following is a summary description of additional items and of select provisions of the Declaration of Trust that are not described elsewhere in this SAI or in the Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the form of Declaration of Trust a copy of which is included as an exhibit to the Fund’s Registration Statement filed with the SEC.

(1)	Liability of Shareholders

Under Delaware law and the Declaration of Trust, a shareholder will not be liable for the debts, obligations, liabilities and expenses of the Fund solely by reason of being a shareholder, except that the shareholder may be obligated to reimburse the Fund pursuant to the Declaration of Trust to repay any funds wrongfully distributed to the shareholder. The Trustees have no power to bind any shareholder personally or to call upon any shareholder for the payment of any sum of money or assessment whatsoever other than such as the shareholder may from time to time personally agree to pay pursuant to the terms of the Declaration of Trust or by way of subscription for Shares or otherwise.

37

(2)	Duty of Care

The Declaration of Trust provides that neither the Trustees nor the officers of the Fund shall be liable to the Fund or any of its shareholders for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The Declaration of Trust also contains provisions for the indemnification, to the extent permitted by law, of the Trustees and the officers by the Fund, but not by the shareholders individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund. A Trustee will not be personally liable to any shareholder for the repayment of any balance in such shareholder’s account or for investments by such shareholder in the Fund or by reason of any change in the federal or state income tax laws applicable to the Fund or its shareholders. The rights of indemnification and exculpation provided under the Declaration of Trust do not provide for indemnification of a Trustee for any liability, including liability under federal securities laws that, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

(3)	Term, Dissolution and Liquidation

The Fund shall continue without limitation of time but subject to the following provisions. The Board may without shareholder approval (unless such approval is required by the 1940 Act) in dissolution of the Fund or a class thereof liquidate, reorganize or dissolve the Fund or the class in any manner or fashion not inconsistent with applicable law, including, without limitation:

●	Sell and convey all or substantially all of the assets of the Fund or any class to another trust, partnership, limited liability company, association or corporation or other entity, or to a separate series or class of shares thereof, organized under the laws of any state or jurisdiction, for adequate consideration which may include the assumption of all outstanding obligations, taxes and other liabilities, accrued or contingent, of the Fund or any class and which may include shares of beneficial interest, stock or other ownership interests of such trust, partnership, limited liability company, association or corporation or of a series thereof; or

●	At any time sell and convert into money all of the assets of the Fund or any class.

Following a sale or conversion in accordance with the foregoing, and upon making reasonable provision, in the determination of the Board, for the payment of all liabilities of the Fund or the affected class as required by applicable law, by such assumption or otherwise, the shareholders of each class involved in such sale or conversion shall be entitled to receive, as a class, when and as declared by the Board, the excess of the assets belonging to the Fund that are allocated to such class over the liabilities belonging to the Fund that are allocated to such class. The assets so distributable to the shareholders of any particular class shall be distributed among such shareholders of that class in proportion to the number of Shares held by them and recorded on the books of the Fund.

Upon completion of the distribution of the remaining proceeds or the remaining assets as provided above, the Fund (in the case of a sale or conversion of the Fund as a whole) shall terminate and the Board and the Fund or any affected class shall be discharged of any and all further liabilities and duties under the Declaration of Trust and the right, title and interest of all parties with respect to the Fund or affected class shall be cancelled and discharged.

(4)	Merger, Consolidation, Incorporation

The Board, in order to change the form of organization and/or domicile of the Fund, may, without prior shareholder approval: (i) cause the Fund to merge or consolidate with or into one or more trusts, partnerships, limited liability companies, associations or corporations which is or are formed, organized or existing under the laws of a state, commonwealth, possession or colony of the United States, or (ii) cause the Fund to incorporate under the laws of Delaware. Any other merger or consolidation of the Fund shall, in addition to the approval of the Trustees, require a majority shareholder vote (67% or more of the shares present at a meeting called to vote on the merger or consolidation if the holders of more than 50% of the outstanding shares are present or represented by proxy or 50% of the outstanding shares, whichever is less) except as otherwise permitted by the 1940 Act or other applicable laws and regulations.

38

(5)	Voting

Each shareholder has the right to cast a number of votes equal to the number of Shares held by such shareholder at a meeting of shareholders called by the Board. The shareholders shall have power to vote only: (a) for the election of one or more Trustees in order to comply with the provisions of the 1940 Act (including Section 16(a) thereof); (b) with respect to any contract entered into pursuant to Article V of the Declaration of Trust to the extent required by the 1940 Act; (c) with respect to termination of the Fund or any class to the extent required by applicable law; and (d) with respect to such additional matters relating to the Fund as may be required by the Declaration of Trust, the By-laws, or any registration of the Fund as an investment company under the 1940 Act or as the Board may consider necessary or desirable.

Except for the exercise of their voting privileges, shareholders in their capacity as such are not entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

(6)	Reports to Shareholders

The Fund will furnish to shareholders as soon as practicable after the end of each taxable year such information as is necessary for such shareholders to complete federal and state income tax or information returns, along with any other tax information required by law. The Fund will send a semi-annual and an audited annual report to shareholders within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act.

(7)	Fiscal Year

For accounting purposes, the Fund’s fiscal year is the 12-month period ending on April 30.

FUND ADVERTISING AND SALES MATERIAL

Advertisements and sales literature relating to the Fund and reports to shareholders may include quotations of investment performance. In these materials, the Fund’s performance will normally be portrayed as the net return to an investor in the Fund during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray the Fund’s investment performance. The Fund’s investment performance will vary from time to time, and past results are not necessarily representative of future results.

Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Fund, may also be used to advertise or market the Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of the Fund’s investment performance to the performance of recognized market indices, risk measurement criteria and other information related to the portfolio’s performance. Comparisons may also be made to economic and financial trends and data that may be useful for investors to consider in determining whether to invest in the Fund.

FINANCIAL STATEMENTS

The financial statements and the report of the independent registered public accounting firm thereon, appearing in the Fund’s Annual Report for the fiscal year ended April 30, 2026 are incorporated by reference in this SAI. The Fund’s audited Annual Report is available upon request and free of charge by contacting the Fund at (800) 657-3812.

39

EXHIBIT A

FUND PROXY VOTING PROCEDURES

PEACHTREE ALTERNATIVE STRATEGIES FUND

Proxy Voting Policy

As revised September 26, 2018

I.	INTRODUCTION

Peachtree Alternative Strategies Fund (the “Trust”) is the beneficial owner of its portfolio securities. Accordingly, the Trust’s Board of Trustees (the “Board”), acting on behalf of the Trust, has the right and the fiduciary obligation to vote proxies relating to the Trust’s portfolio securities in a manner consistent with the best interests of the Trust and its shareholders. Accordingly, the Board has adopted these Proxy Voting Policies and Procedures with respect to voting proxies relating to portfolio securities held by the Trust (these “Policies and Procedures”).

The Trust anticipates holding only Cash and Illiquid securities, with its investments primarily in Private Funds. In general, Private Funds do not often conduct meetings of investors, or have matters that are presented to owners for voting. Nevertheless, the Trust will fulfill the reporting requirements on Form N-PX, as described in Section VI below (“Annual Filing of Proxy Voting Record”).

II.	POLICY

A.	DELEGATION TO THE INVESTMENT ADVISER.

1.	The policy of the Trust is to delegate the responsibility for voting proxies relating to portfolio securities held by the Trust to the Trust’s investment adviser (the “Adviser”) as a part of the Adviser’s general management of the Trust, subject to the Board’s continuing oversight.

2.	The policy of the Trust is also to adopt the policies and procedures used by the Adviser to vote proxies relating to portfolio securities held by its clients, including the Trust (the “Adviser’s Policies and Procedures”).

3.	The Adviser shall periodically inform its employees (i) that they are under an obligation to be aware of the potential for conflicts of interest on the part of the Adviser with respect to voting proxies on behalf of the Trust, both as a result of the employee’s personal relationships and due to circumstances that may arise during the conduct of the Adviser’s business, and (ii) that employees should bring conflicts of interest of which they become aware to the attention of the management of the Adviser.

4.	The Adviser shall be responsible for coordinating the delivery of proxies by the Trust’s custodian to the Adviser or to an agent of the Adviser selected by the Adviser to vote proxies with respect to which the Adviser has such discretion.

III.	FIDUCIARY DUTY

The Adviser is a fiduciary to the Trust and must vote proxies in a manner consistent with the best interest of the Trust and its shareholders.

IV.	PROXY VOTING PROCEDURES

A.	ANNUAL PRESENTATION OF PROXY VOTING POLICIES TO THE BOARD. At least annually, the Adviser shall present to the Board for its review the Adviser’s Policies and Procedures. In addition, the Adviser shall notify the Board promptly of material changes to the Adviser’s Policies and Procedures.

B.	ANNUAL PRESENTATION OF PROXY VOTING RECORD TO THE BOARD. At least annually, the Adviser shall provide to the Board a record of each proxy voted with respect to portfolio securities held by the Trust during the year. With respect to those proxies that the Adviser has identified as involving a conflict of interest, the Adviser shall submit a separate report indicating the nature of the conflict of interest and how that conflict was resolved with respect to the voting of the proxy. For this purpose, a “conflict of interest” shall be deemed to occur when the Adviser, the Trust’s principal underwriters, or an affiliated person of the Adviser or a principal underwriter has a financial interest in a matter presented by a proxy to be voted on behalf of the Trust, other than the obligation the Adviser incurs as investment adviser to the Trust, which may compromise the Adviser’s independence of judgment and action in voting the proxy.

C.	RESOLUTION OF CONFLICTS OF INTEREST. Where a proxy proposal raises a material conflict of interest between the interests of the Adviser, the Trust’s principal underwriter, or an affiliated person of the Trust, the Adviser or a principal underwriter and that of the Trust, the Adviser shall resolve such conflict in the manner described below.

1.	Vote in Accordance with a Predetermined Specific Policy. To the extent that the Adviser’s Policies and Procedures include a pre-determined voting policy for various types of proposals and the Adviser has little or no discretion to deviate from such policy with respect to the proposal in question, the Adviser shall vote in accordance with such pre-determined voting policy.

2.	Notify and Obtain Consent of the Board. To the extent that the Adviser’s Policies and Procedures include a pre-determined voting policy for various proposals and the Adviser has discretion to deviate from such policy, the Adviser shall disclose the conflict to the Board and obtain the Board’s consent to the proposed vote prior to voting on such proposal.

a.	Detailed Disclosure to the Board. To enable the Board to make an informed decision regarding the vote in question, such disclosure to the Board shall include sufficient detail regarding the matter to be voted on and the nature of the conflict. When the Board does not respond to such a conflict disclosure request or denies the request, the Adviser shall abstain from voting the securities held by the Trust.

b.	Use of Independent Third Party. To the extent there is a conflict of interest between the Adviser, the Trust’s principal underwriters, or an affiliated person of the Adviser or a principal underwriter and the Trust and the Adviser notifies the Board of such conflict, the Board may vote the proxy in accordance with the recommendation of an independent third party.

V.	REVOCATION OF AUTHORITY TO VOTE

The delegation by the Board of the authority to vote proxies relating to portfolio securities held by the Trust may be revoked by the Board, in whole or in part, at any time.

VI.	ANNUAL FILING OF PROXY VOTING RECORD

The Trust shall file an annual report of each proxy voted with respect to portfolio securities held by the Trust during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year.

VII.	PROXY VOTING DISCLOSURES

A.	The Trust shall include in its registration statement:

1.	A description of these Policies and Procedures and of the Adviser’s Policies and Procedures; and

2.	A statement disclosing that information regarding how the Trust voted proxies relating to portfolio securities held by the Trust during the most recent twelve-month period ended June 30 is available without charge, upon request, by calling the Trust’s toll-free telephone number or through a specified Internet address or both and on the SEC website.

B.	The Trust shall include in its Annual and Semi-Annual Reports to shareholders:

1.	A statement that a description of these Policies and Procedures is available without charge, upon request, by calling the Trust’s toll-free telephone number or through a specified Internet address or both and on the SEC website.

2.	A statement that information regarding how the Trust voted proxies relating to portfolio securities held by the Trust during the most recent 12-month period ended June 30 is available without charge, upon request, by calling the Trust’s toll-free telephone number or through a specified Internet address or both and on the SEC website.

Adopted: October 16, 2016

Revised: September 26, 2018

EXHIBIT B

HB WEALTH MANAGEMENT, LLC PROXY VOTING PROCEDURES

HB Wealth Management, LLC

Proxy Voting Policy

Issue

The Advisers Act requires that if a firm votes proxies on behalf of clients, the firm must have policies and procedures in place to assure that proxies are voted in the best interest of the clients and must provide a copy of those policies and procedures to clients upon request.

Policy (modified 8/08)

Individual and ERISA Clients

As a policy, HB does not vote proxies on behalf of individual advisory clients. HB has advised all individual clients through the Investment Advisory Agreement that it does not vote proxies. Specifically, under the Investment Advisory Agreement, HB is precluded from voting proxies and the client retains the right to vote proxies. If HB changes its policy and decides to vote proxies on behalf of individual clients, this policy will be updated.

HB’s individual clients are ultimately responsible for all proxy voting materials and ensuring that the proxies are voted and submitted in a timely manner. If the client asks for advice then HB may choose to provide guidance but is not obligated to do so. If any form of guidance is provided to the client, HB will document the occurrence and maintain a list either in hard or electronic copy. Any individual that gives advice on a proxy vote must send an email to the CCO describing the advice given and rationale behind it, the name of the client, and the name of the issuer/company. The CCO will maintain a record of all such advice given to individual clients.

Any general or specific proxy voting guidelines provided by an individual advisory client, or their designated agent, in writing will supersede this policy. Clients may wish to have their proxies voted by an independent third party or other named fiduciary or agent, at the client’s cost.

For sub-advisors HB employs, the same guidelines listed above apply. Any proxy voting will be at the discretion of the sub-advisor or passed along to the client if the proxy is passed along to HB. HB will not participate in any proxy voting for clients.

Private Funds and Registered Funds “(Investment Company”) Clients (Added 2/17)

HB serves as the Adviser to the Private HB Funds and a registered fund, the Peachtree Alternative Strategies Fund (“the PAS”). For these Investment Companies, from time to time, HB may receive requests to vote on a matter or provide consent to an underlying private fund. In such instances HB will vote in the best interest of the Fund’s investors and to the extent the vote poses a material conflict, HB may seek a third party to cast the vote in its place. Any such request for a third party would be approved by HB’s CEO, COO, or CFO.

Conflict of Interest

A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence HB’s decision-making in either voting the proxy; or, responding to an individual clients request for guidance on how to vote a proxy. A conflict of interest will also be deemed material in the event an issuer is the subject of the proxy request and an HB advisory client is a board member or officer of such issuer. All other materiality determinations will be based on an assessment of the particular facts and circumstances. If it is determined that a conflict of interest is not material, the CIO may vote proxy notwithstanding the existence of the conflict. If the CIO determines that a material conflict of interest exists:

B-1

In the case of responding to a specific client request for guidance, the Principal in charge of the client relationship shall disclose the conflict to the client prior to providing guidance on the proxy. The Principal will notify the CCO in writing as to the resulting decision as to whether or not to give advice on the proxy and the rationale behind the decision.

In the case of voting a proxy for an Investment Company client, the CIO will disclose the conflict to the HB Investment Committee and engage an independent third party to cast the vote in HB’s place.

If any other unforeseen conflicts of interest arise, HB will handle on a case by case basis and document the outcome.

Recordkeeping

HB will maintain a record of each client who requested a copy of the Proxy Policy. These records will be maintained by the CCO in the Compliance Folder. If HB advises an individual client on how to vote a proxy, a record will be maintained of the client name, security in question, and advice rendered. In the event of voting a proxy for an Investment Company client, the CIO will maintain all required documentation with the books & records of the Investment Company.

The Peachtree Alternative Strategies Fund has annual proxy reporting obligations with a reporting period of July 1st through June 30th of each year. The CIO will deliver all proxy voting information to the fund’s Board by July 15th of each year.

B-2

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements (included in Part A):

Financial Highlights for the period May 1, 2025 – April 30, 2026 (audited)

Financial Highlights for the period May 1, 2024 – April 30, 2025 (audited)

Financial Highlights for the period May 1, 2023 – April 30, 2024 (audited)

Financial Highlights for the period May 1, 2022 – April 30, 2023 (audited)

Financial Highlights for the period May 1, 2021 – April 30, 2022 (audited)

Financial Highlights for the period May 1, 2020 – April 30, 2021 (audited)

Financial Highlights for the period May 1, 2019 – April 30, 2020 (audited)

Financial Highlights for the period May 1, 2018 – April 30, 2019 (audited)

Financial Highlights for the period May 1, 2017 – April 30, 2018 (audited)

Financial Highlights for the period January 3, 2017 – April 30, 2017 (audited)

Financial Statements included in Part B:

Financial statements, appearing in the Fund’s Annual Report for the period ended April 30, 2026 are incorporated into Part B by reference to the Registrant’s April 30, 2026 Annual Report (audited)

Financial statements, appearing in the Fund’s Annual Report for the period ended April 30, 2025 are incorporated into Part B by reference to the Registrant’s April 30, 2025 Annual Report (audited)

Financial statements, appearing in the Fund’s Annual Report for the period ended April 30, 2024 are incorporated into Part B by reference to the Registrant’s April 30, 2024 Annual Report (audited)

Financial statements, appearing in the Fund’s Annual Report for the period ended April 30, 2023 are incorporated into Part B by reference to the Registrant’s April 30, 2023 Annual Report (audited)

Financial statements, appearing in the Fund’s Annual Report for the period ended April 30, 2022 are incorporated into Part B by reference to the Registrant’s April 30, 2022 Annual Report (audited)

Financial statements, appearing in the Fund’s Annual Report for the period ended April 30, 2021 are incorporated into Part B by reference to the Registrant’s April 30, 2021 Annual Report (audited)

Financial statements, appearing in the Fund’s Annual Report for the period ended April 30, 2020 are incorporated into Part B by reference to the Registrant’s April 30, 2020 Annual Report (audited)

Financial statements, appearing in the Fund’s Annual Report for the period ended April 30, 2019 are incorporated into Part B by reference to the Registrant’s April 30, 2019 Annual Report (audited)

Financial statements, appearing in the Fund’s Annual Report for the period ended April 30, 2018 are incorporated into Part B by reference to the Registrant’s April 30, 2018 Annual Report (audited).

Financial statements, appearing in the Fund’s Annual Report for the period ended April 30, 2017 are incorporated into Part B by reference to the Registrant’s April 30, 2017 Annual Report (audited).

(2)(a)(1)	Certificate of Trust dated August 10, 2016 – (Exhibit incorporated herein by reference as filed as Exhibit 2(a)(1) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on August 24, 2016, accession number 0001398344-16-017354).

(2)(a)(2)	Agreement and Declaration of Trust dated August 10, 2016 – (Exhibit incorporated herein by reference as filed as Exhibit 2(a)(2) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on August 24, 2016, accession number 0001398344-16-017354).

(2)(b)	By-Laws dated August 10, 2016 – (Exhibit incorporated herein by reference as filed as Exhibit 2(b) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on August 24, 2016, accession number 0001398344-16-017354).

(2)(c)	Not applicable.

(2)(d)	See Exhibit 25(2)(a)(2).

(2)(e)	Dividend Reinvestment Plan dated October 17, 2016 – (Exhibit incorporated herein by reference as filed as Exhibit 2(e) to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 via EDGAR on November 8, 2016, accession number 0001398344-16-020474).

(2)(f)	Not applicable.

(2)(g)(1)	Investment Advisory Agreement between Registrant and HB Wealth Management, LLC dated March 4, 2025 – (Exhibit incorporated herein by reference as filed as Exhibit 2(g)(1) to Registrant’s Registration Statement on Form N-2 via EDGAR on August 28, 2025, accession number 0001580642-25-005591)

(2)(h)(1)	Distribution Agreement among Registrant, HB Wealth Management, LLC and Ultimus Fund Distributors, LLC dated July 1, 2025 – (Exhibit incorporated herein by reference as filed as Exhibit 2(h)(1) to Registrant’s Registration Statement on Form N-2 via EDGAR on August 28, 2025, accession number 0001580642-25-005591).

(2)(i)	Not applicable.

(2)(j)	Custody Agreement between the Registrant and Argent Institutional Trust Company, dated April 13, 2026 – filed herewith.

(2)(k)(i)	Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC dated November 7, 2016 – (Exhibit incorporated herein by reference as filed as Exhibit 2(k)(i) to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 via EDGAR on November 8, 2016, accession number 0001398344-16-020474).

(2)(k)(ii)	Expense Limitation Agreement between Registrant and HB Wealth Management, LLC – (Exhibit incorporated herein by reference as filed as Exhibit 2(k)(ii) to Registrant’s Registration Statement on Form N-2 via EDGAR on August 28, 2025, accession number 0001580642-25-005591).

(2)(k)(iii)	Compliance Consulting Agreement between Registrant and Ultimus Fund Solutions, LLC dated November 7, 2016 – (Exhibit incorporated herein by reference as filed as Exhibit 2(k)(iii) to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 via EDGAR on November 8, 2016, accession number 0001398344-16-020474).

(2)(k)(iv)	Amendments to the Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC dated October 9, 2018 – (Exhibit incorporated herein by reference as filed as Exhibit 2(h) to Post-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 via EDGAR on June 19, 2019, accession number 0001398344-19-010789).

(2)(k)(v)	Management Fee Waiver Agreement between Registrant and HB Wealth Management, LLC – (Exhibit incorporated herein by reference as filed as Exhibit 2(k)(v) to Registrant’s Registration Statement on Form N-2 via EDGAR on August 28, 2025, accession number 0001580642-25-005591).

(2)(l)	Opinion and Consent of Counsel by Practus, LLP – filed herewith.

(2)(m)	Not applicable.

(2)(n)	Consent of independent registered public accounting firm – filed herewith.

(2)(o)	Not applicable.

(2)(p)	Initial Capital Agreement between the Registrant and Andrew Berg dated October 28, 2016 – (Exhibit incorporated herein by reference as filed as Exhibit 2(p) to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 via EDGAR on November 8, 2016, accession number 0001398344-16-020474).

(2)(q)	Not applicable.

(2)(r)(i)	Code of Ethics for the Registrant – (Exhibit incorporated herein by reference as filed as Exhibit 2(r)(i) to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 via EDGAR on November 8, 2016, accession number 0001398344-16-020474.

(2)(r)(ii)	Code of Ethics of HB Wealth Management, LLC – filed herewith.

(2)(s)	Filing Fee Exhibit – filed herewith.

Other Exhibits

A	Powers of Attorney for Stephanie Lang, Catherine Abely and Conrad S. Ciccotello, Trustees of the Trust – (Exhibit incorporated herein by reference as filed as Exhibit A to Post-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2 via EDGAR on August 28, 2020, accession number 0001398344-20-017669).

B	Power of Attorney for Eli P. Niepoky, Trustee of the Trust – (Exhibit incorporated herein by reference as filed as Exhibit B to Registrant’s Registration Statement on Form N-2 via EDGAR on August 29, 2022, accession number 0001580642-22-004339).

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution of Securities Being Registered

The following table sets forth the estimated offering costs payable by the Registrant in connection with the issuance and distribution of the securities covered by this registration statement.

Registration Fees	$0
Accounting fees and expenses	$0
TA / Admin fees	$0
Legal fees and expenses	$0
Filing, printing and mailing	$6,000
Federal/State taxes	$0
Trustee fees	$0
Total Expenses:	$6,000

Item 28. Persons Controlled by or Under Common Control with Registrant

Not applicable.

Item 29. Number of Holders of Securities

Information set forth below is as of July 1, 2026:

Title of Class	Number of Record Holders
Shares of Beneficial Interest	908

Item 30. Indemnification

Section 8.2 of the Registrant’s Agreement and Declaration of Trust states:

The Trust shall indemnify each person who at any time serves as a Trustee or officer of the Trust (each a “Covered Person”), against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable attorneys’ and accountants’ fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which he or she may be involved or with which he or she may be threatened, by reason of being or having been a Covered Person, except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his duties involved in the conduct of such Covered Person’s office (such willful misfeasance, bad faith, gross negligence or reckless disregard being referred to herein as “Disabling Conduct”). Expenses, including attorneys’ and accountants’ fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any such action, suit, or proceeding upon receipt of (a) an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article VIII and either (b) such Covered Person provides security for such undertaking, (c) the Trust is insured against losses arising by reason of such payment, or (d) a majority of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

Section 7 of the Investment Advisory Agreement between the Trust and HB Wealth Management, LLC. includes language similar to the following:

(a) The Adviser shall indemnify the Fund and its officers, directors, employees, affiliates and agents (each, a “Fund Indemnitee”) for, and shall defend and hold each Fund Indemnitee harmless from, all losses, costs, damages and expenses (including reasonable legal fees) (collectively, the “Losses”) incurred by the Fund Indemnitee and arising from or in connection with the performance of this Agreement or a Subadvisory Agreement and resulting from the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement or a Subadvisory Agreement, the Adviser’s reckless disregard of its duties or obligations under this Agreement or a Subadvisory Agreement, or the breach of its fiduciary duty to the Fund under federal securities laws or state laws; provided, however, no such indemnification shall be required to the extent that the Losses result from the Fund’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement or the Fund’s reckless disregard of its duties or obligations under this Agreement.

(b) The Fund shall indemnify the Adviser, its officers, directors, employees, affiliates and agents (each, an “Adviser Indemnitee”) for, and shall defend and hold each Adviser Indemnitee harmless from all Losses incurred by the Adviser Indemnitee and arising from or in connection with the performance of its duties under this Agreement; provided, however, no such indemnification shall be required to the extent that the Losses result from the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement or a Subadvisory Agreement, the Adviser’s reckless disregard of its duties or obligations under this Agreement or a Subadvisory Agreement, or the Adviser’s breach of its fiduciary duty under federal securities laws and state law.

(c) Upon the assertion of a claim for which a party may be required to indemnify an Fund Indemnitee or an Adviser Indemnity (each, an “Indemnitee”), the Indemnitee must promptly notify the indemnifying party of such assertion, and shall keep the indemnifying party advised with respect to all developments concerning such claim. The indemnifying party shall have the option to participate with the Indemnitee in the defense of such claim or to defend against said claim in its own name or in the name of the Indemnitee. The Indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnifying party may be required to indemnify it except with the indemnifying party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed; notwithstanding Sections 7(a) and 7(b) hereof, in the event the Indemnitee has not secured such consent from the indemnifying party, the indemnifying party shall have no obligation to indemnify the Indemnitee.

Section 11 of the Distribution Agreement among the Trust, Homrich & Berg, Inc. and Ultimus Fund Distributors, LLC includes language similar to the following:

A. Each party (the “Indemnifying Party”) agrees to indemnify, defend, and protect the other party, including its trustees or directors, officers, employees, and other agents (collectively, the “Indemnitees”), and shall hold the Indemnitees harmless from and against any actions, suits, claims, losses, damages, liabilities, and reasonable costs, charges, expenses (including attorney fees and investigation expenses) (collectively, “Losses”) arising directly or indirectly out of (1) the Indemnifying Party’s failure to exercise the standard of care set forth above unless such Losses were caused in part by the Indemnitees own willful misfeasance, bad faith or gross negligence; (2) any violation of Applicable Law by the Indemnifying Party or its affiliated persons or agents relating to this Agreement and the activities thereunder; and (3) any material breach by the Indemnifying Party or its affiliated persons or agents of this Agreement.

B. Notwithstanding the foregoing provisions, the Trust, a Fund, or the Adviser shall indemnify Distributor for Distributor’s Losses arising from circumstances under Section 11.2.A.

C. Upon the assertion of a claim for which either party may be required to indemnify the other, the party seeking indemnification shall promptly notify the other party of such assertion, and shall keep the other party advised with respect to all developments concerning such claim. The party who may be required to indemnify shall have the option to participate with the party seeking indemnification in the defense of such claim or to defend against said claim in its own name or in the name of the other party. The party seeking indemnification shall in no case confess any claim or make any compromise in any case in which the other party may be required to indemnify it except with the other party’s prior written consent.

D. Distributor acknowledges and agrees that certain dealers require that Distributor enter into dealer agreements (the “Non-Standard Dealer Agreements”) that contain certain representations, undertakings, and indemnification that are not included in the Distributor’s standard dealer agreement (the “Standard Dealer Agreement”).

E. To the extent that Distributor is requested or required by the Trust to enter into any Non-Standard Dealer Agreement, the Trust shall indemnify, defend and hold the Distributor Indemnitees free and harmless from and against any and all Losses that any Distributor Indemnitee may incur arising out of or relating to (a) the Distributor’s actions or failures to act pursuant to any Non-Standard Dealer Agreement; (b) any representations made by the Distributor in any Non-Standard Dealer Agreement to the extent that the Distributor is not required to make such representations in the Standard Dealer Agreement; or (c) any indemnification provided by the Distributor under a Non-Standard Dealer Agreement to the extent that such indemnification is beyond the indemnification the Distributor provides to intermediaries in the Standard Dealer Agreement. In no event shall anything contained herein be so construed as to protect the Distributor Indemnitees against any liability to the Trust or its shareholders to which the Distributor Indemnitees would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of Distributor’s obligations or duties under the Non-Standard Dealer Agreement or by reason of Distributor’s reckless disregard of its obligations or duties under the Non-Standard Dealer Agreement.

Item 31. Business and other Connections of the Investment Adviser

Information as to the directors and officers of HB Wealth Management, LLC, the Registrant’s investment adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-35646). The Uniform Application for Investment Adviser Registration filed by HB Wealth Management, LLC (“Form ADV”) filed under the Investment Advisers Act of 1940 is incorporated herein by reference.

Item 32. Location of Accounts and Records

(1)	Peachtree Alternative Strategies Fund
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

(2)	HB Wealth Management, LLC
3550 Lenox Rd. NE, Suite 2700
Atlanta, GA, 30326

(3)	Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

(4)	Argent Institutional Trust Company
4343 Easton Commons, Suite 120
Columbus, OH 43219

(5)	Ultimus Fund Distributors, LLC
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta on the 28th day of August 2026.

Peachtree Alternative Strategies Fund
(Registrant)

/s/ Ford Donohue
Ford Donohue
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the 28th day of August 2026:

*By:	/s/ Jesse Hallee
Jesse Hallee, Attorney in Fact for the Persons Listed Below

Signature	Title

/s/ Ford Donohue	President and Principal Executive Officer
Ford Donohue

/s/ Zachary Richmond	Treasurer and Principal Financial Officer
Zachary Richmond

*	Trustee
Catherine Abely

*	Trustee
Conrad S. Ciccotello

*	Trustee
Eli P. Niepoky

*	By Power of Attorney

INDEX TO EXHIBITS

Exhibit	Description
EX 99.2(j)	Custody Agreement between the Registrant and Argent Institutional Trust Company, dated April 13, 2026.
EX 99.2(l)	Opinion and Consent of Counsel by Practus, LLP.
EX 99.2(n)	Consent of independent registered public accounting firm.
EX 99.2(r)(ii)	Code of Ethics of HB Wealth Management, LLC.
EX 99.2(s)	Filing fee exhibit.